Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

between

AZURITE INTERMEDIATE HOLDINGS, INC.,

AZURITE MERGER SUB, INC.

and

ALTERYX, INC.

Dated December 18, 2023

-i-

3.19	Employee Plans	59
3.20	Labor Matters	61
3.21	Governmental Authorizations	62
3.22	Compliance with Laws	62
3.23	Legal Proceedings; Orders	63
3.24	Insurance	64
3.25	Related Person Transactions	64
3.26	Brokers	64
3.27	Government Contracts	65
3.28	Exclusivity of Representations and Warranties	65

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		66

4.1	Organization; Good Standing	66
4.2	Power; Enforceability	66
4.3	Non-Contravention	67
4.4	Requisite Governmental Approvals	67
4.5	Legal Proceedings; Orders	67
4.6	Ownership of Company Capital Stock	68
4.7	Brokers	68
4.8	No Parent Vote or Approval Required	68
4.9	Guarantee	68
4.10	Financing	68
4.11	Absence of Stockholder and Management Arrangements	70
4.12	No Foreign Person	71
4.13	Exclusivity of Representations and Warranties	71

ARTICLE V INTERIM OPERATIONS OF THE COMPANY		72

5.1	Affirmative Covenants	72
5.2	Forbearance Covenants	72
5.3	Process Related to Affirmative Covenants and Forbearance Covenants	77
5.4	No Solicitation of Acquisition Proposals	77
5.5	No Control of the Other Party’s Business	82

ARTICLE VI ADDITIONAL COVENANTS		83

6.1	Efforts; Required Action and Forbearance	83
6.2	Antitrust Filings and Foreign Direct Investment Laws	84
6.3	Proxy Statement and Other Required SEC Filings	86
6.4	Company Stockholder Meeting	88
6.5	Equity Financing	89
6.6	Financing Cooperation	90
6.7	Anti-Takeover Laws	93
6.8	Information Access During the Pre-Closing Period	94

-ii-

6.9	Section 16(b) Exemption	94
6.10	Directors’ and Officers’ Exculpation, Indemnification and Insurance	95
6.11	Employee Matters	97
6.12	Covenants of Merger Sub	98
6.13	Notification of Certain Matters	98
6.14	Public Statements and Disclosure	99
6.15	Transaction Litigation	100
6.16	Stock Exchange Delisting; Deregistration	100
6.17	Additional Agreements	101
6.18	Convertible Notes; Capped Call Confirmations	101
6.19	Parent Vote at Merger Sub	102
6.20	Conduct of Business by Parent and Merger Sub	102
6.21	Senior Notes	102
6.22	Prohibition on Certain Discussions	102

ARTICLE VII CONDITIONS TO THE MERGER		103

7.1	Conditions to Each Party’s Obligations to Effect the Merger	103
7.2	Conditions to the Obligations of Parent and Merger Sub	103
7.3	Conditions to the Company’s Obligations to Effect the Merger	105

ARTICLE VIII TERMINATION		105

8.1	Termination	105
8.2	Manner and Notice of Termination; Effect of Termination	107
8.3	Fees and Expenses	108

ARTICLE IX GENERAL PROVISIONS		111

9.1	Survival of Representations, Warranties and Covenants	111
9.2	Notices	111
9.3	Amendment	113
9.4	Extension; Waiver	113
9.5	Assignment	114
9.6	Confidentiality	114
9.7	Entire Agreement	114
9.8	Third-Party Beneficiaries	115
9.9	Severability	115
9.10	Remedies	116
9.11	Governing Law	117
9.12	Consent to Jurisdiction	117
9.13	WAIVER OF JURY TRIAL	118
9.14	Counterparts	119
9.15	No Limitation	119
9.16	Non-recourse	119

-iii-

EXHIBITS

Exhibit A	Guarantors
Exhibit B	Voting Agreement Company Stockholders
Exhibit C	Form of Certificate of Incorporation of the Surviving Corporation

-iv-

AGREEMENT AND PLAN OF MERGER

This agreement and plan of merger (this “Agreement”) is dated December 18, 2023, and is by and among Azurite Intermediate Holdings, Inc., a Delaware corporation (“Parent”), Azurite Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Alteryx, Inc., a Delaware corporation (the “Company”). Each of Parent, Merger Sub and the Company are sometimes referred to as a “Party.” All capitalized terms that are used in this Agreement have the meanings given to them in Article I.

RECITALS

A. Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement.

B. The Company Board has (i) determined that this Agreement and the transactions contemplated hereby, including the merger of Merger Sub with and into the Company (collectively with the other transactions contemplated by this Agreement, the “Merger”), are advisable, fair to and in the best interests of the Company and its stockholders; (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger; (iii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations in this Agreement, and the consummation of the Merger upon the terms and subject to the conditions set forth in this Agreement; (iv) directed that the adoption of this Agreement be submitted to a vote of the Company Stockholders at a meeting of the Company Stockholders; and (v) recommended that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the Merger in accordance with the DGCL.

C. Each of the board of directors of Parent and the board of directors of Merger Sub has (i) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger; (ii) approved the execution and delivery of this Agreement, the performance of their respective covenants and other obligations under this Agreement, and the consummation of the Merger upon the terms and subject to the conditions set forth in this Agreement herein and the board of directors of Merger Sub has declared this Agreement advisable; (iii) in the case of Merger Sub, directed that the adoption of this Agreement be submitted to a vote of Parent in its capacity as Merger Sub’s sole stockholder; and (iv) in the case of Merger Sub, recommended that Parent vote in favor of the adoption of this Agreement and the approval of the Merger in accordance with the DGCL.

D. Concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Parent and Merger Sub have delivered limited guarantees (the “Guarantees”) from the entities listed on Exhibit A to this Agreement (each, a “Guarantor” and collectively, “Guarantors”), in favor of the Company and pursuant to which, subject to the terms and conditions contained in the Guarantees, Guarantors are severally (and not jointly and severally) guaranteeing certain obligations of Parent and Merger Sub in connection with this Agreement.

E. Concurrently with the execution of this Agreement, certain Company Stockholders set forth on Exhibit B to this Agreement have entered into a voting agreement with Parent and Merger Sub (the “Voting Agreement”), pursuant to which, among other things, such Persons have agreed, on the terms and subject to the conditions set forth in the Voting Agreement, to vote all of such Persons’ shares of Company Common Stock in favor of the adoption of this Agreement and the approval of the Merger and the other transactions contemplated by this Agreement.

AGREEMENT

In consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intended to be legally bound hereby, the Parties therefore agree as follows:

ARTICLE I

DEFINITIONS & INTERPRETATIONS

1.1 Certain Definitions. For all purposes of this Agreement, the following capitalized terms have the following respective meanings:

(a) “Acceptable Confidentiality Agreement” means a customary confidentiality agreement in effect as of the execution of this Agreement or a confidentiality agreement executed after the execution of this Agreement, in each case, containing terms no less restrictive to the counterparty than those contained in the Confidentiality Agreements (except for such changes necessary in order for the Company to be able to comply with its covenants under this Agreement), it being understood that any such confidentiality agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making of, or amendment to, any Acquisition Proposal.

(b) “Acquired Company” means (a) the Company and (b) each Subsidiary of the Company.

(c) “Acquisition Proposal” means any offer, indication of interest or proposal (other than an offer or proposal by Parent or Merger Sub or any of their respective Affiliates, or any Group that includes Parent or Merger Sub or any of their respective Affiliates) to the Company or the Company Board (or any committee thereof) to engage in an Acquisition Transaction.

(d) “Acquisition Transaction” means any transaction or series of related transactions (other than the Merger) involving:

(i) any direct or indirect purchase or other acquisition by any Person or Group (other than Parent or Merger Sub or any of their respective Affiliates, or any Group that includes Parent or Merger Sub or any of their respective Affiliates), whether from the Company or any other Person, of securities representing more than 15 percent of the total outstanding Company Common Stock or voting power of the Company after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or Group that, if consummated in accordance with its terms, would result in such Person or Group beneficially owning more than 15 percent of the total outstanding Company Common Stock or voting power of the Company after giving effect to the consummation of such tender offer or exchange offer;

(ii) any direct or indirect purchase or other acquisition by any Person or Group (other than Parent or Merger Sub or any of their Affiliates, or any Group that includes Parent or Merger Sub or any of their respective Affiliates) of assets constituting 15 percent or more of the consolidated revenues (measured based on the 12 full calendar months prior to the date of determination) or consolidated assets (measured based on book value or fair market value as of the last day of the most recently completed calendar month) of the Acquired Companies, in each case except for sales or non-exclusive licenses or sublicenses of Acquired Company products or services in the ordinary course of business; or

(iii) any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other transaction involving the Company (or any of its Subsidiaries whose business accounts for more than 15 percent of the consolidated revenue or consolidated assets of the Acquired Companies, taken as a whole) pursuant to which any Person or Group (other than Parent or Merger Sub or any of their respective Affiliates, or any Group that includes Parent or Merger Sub or any of their respective Affiliates) would hold securities representing more than 15 percent of the total outstanding Company Common Stock or voting power of the Company (or the surviving company) outstanding after giving effect to the consummation of such transaction.

(e) “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise.

(f) “Affiliated Group” means an affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated, unitary or similar group under state, local or non-U.S. Law).

(g) “Antitrust Law” means, collectively, the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914 and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the Merger.

(h) “Audited Company Balance Sheet” means the consolidated balance sheet (and the notes thereto) of the Company and its consolidated Subsidiaries as of December 31, 2022, set forth in the Company’s Annual Report on Form 10-K filed by the Company with the SEC for the fiscal year ended December 31, 2022.

(i) “Business Day” means each day that is not a Saturday, Sunday or other day on which the Federal Reserve Bank of San Francisco is closed.

(j) “Bylaws” means the bylaws of the Company in effect as of the date of this Agreement.

(k) “Capitalization Date” means 5:00 p.m., on December 15, 2023.

(l) “Certificate of Merger” means the certificate of merger, in customary form, relating to the Merger.

(m) “Certifications” means all certifications required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act.

(n) “Charter” means the Amended and Restated Certificate of Incorporation of the Company in effect as of the date of this Agreement.

(o) “Chosen Courts” means the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware finds it does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, if jurisdiction is not then available in the United States District Court for the District of Delaware, then any Delaware state court).

(p) “Code” means the Internal Revenue Code of 1986.

(q) “Company 2024 Convertible Notes” means the 0.50% Convertible Senior Notes due 2024 issued under the Company 2024 Convertible Notes Indenture.

(r) “Company 2024 Convertible Notes Indenture” means the Indenture, dated as of August 12, 2019, between the Company and U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank National Association), as trustee.

(s) “Company 2026 Convertible Notes” means the 1.00% Convertible Senior Notes due 2026 issued under the Company’s 2026 Convertible Notes Indenture.

(t) “Company 2026 Convertible Notes Indenture” means the Indenture, dated as of August 12, 2019, between the Company and U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank National Association), as trustee.

(u) “Company Benefit Plan” means any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, bonus, stock option, stock purchase or other equity-based award, performance award, incentive compensation, profit sharing, savings, retirement (including early retirement and supplemental retirement), disability, life insurance, health or medical benefits, employee assistance program, sick leave, vacation, deferred compensation, severance, termination or redundancy pay, post-employment or retirement benefits, retention, change of control compensation, acceleration of vesting, flexible benefits, supplemental unemployment benefits and other similar fringe, welfare or other employee benefit or remuneration of any kind, whether or not in writing, whether funded or unfunded, including, without limitation, each “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA) which is maintained or contributed to for the benefit of any Service Provider and with respect to which the Company or any of its Subsidiaries or ERISA Affiliates has any current, or is reasonably likely to have any future, liability, contingent or otherwise.

(v) “Company Board” means the Board of Directors of the Company.

(w) “Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

(x) “Company Capped Call Confirmations” means those certain Base Call Option Transaction Confirmations, dated as of August 7, 2019, and those certain Additional Capped Call Option Transaction Confirmations, dated as of August 8, 2019, in each case by and between the Company and each of Bank of Montreal, Barclays Bank PLC, Citibank, N.A. and RBC Capital Markets, LLC, in each case as amended through the date hereof.

(y) “Company Class A Common Stock” means the Class A Common Stock, par value $0.0001 per share, of the Company.

(z) “Company Class B Common Stock” means the Class B Common Stock, par value $0.0001 per share, of the Company.

(aa) “Company Common Stock” means the Company Class A Common Stock and the Company Class B Common Stock.

(bb) “Company Convertible Notes” means the Company 2024 Convertible Notes and the Company 2026 Convertible Notes.

(cc) “Company Convertible Notes Indentures” means the Company 2024 Convertible Notes Indenture and the Company 2026 Convertible Notes Indenture.

(dd) “Company Equity Plans” means the compensatory plans set forth in Section 1.1(dd) of the Company Disclosure Letter that provide for the issuance of any Company Equity-Based Awards, but excluding the ESPP.

(ee) “Company Equity-Based Award” means each right of any kind, contingent or accrued, to receive shares of Company Common Stock or any benefit measured in whole or in part by the value of a number of shares of Company Common Stock granted pursuant to the Company Equity Plans or Company Benefit Plans (including Company RSUs and Company Options), other than purchase rights under the ESPP. For the avoidance of doubt and notwithstanding the terms of any restricted stock unit award agreement, all restricted stock units covering shares of Company Common Stock, whether vested or unvested, will be treated as Company Equity-Based Awards for all purposes of this Section 1.1(ee) and will be subject to the treatment provided pursuant to Section 2.8(a) to the extent outstanding as of immediately prior to the Effective Time.

(ff) “Company Financial Advisor” means Qatalyst Partners LP.

(gg) “Company Intellectual Property” means (i) any Intellectual Property Rights that are owned or purported to be owned by the Company or any of its Subsidiaries and (ii) Technology to the extent the Intellectual Property Rights therein are owned or purported to be owned by the Company or any of its Subsidiaries.

(hh) “Company Material Adverse Effect” means any change, event, condition, development, violation, inaccuracy, effect or circumstance (each, an “Effect”) that, individually or taken together with all other Effects that exist or have occurred prior to the date of determination of the occurrence of the Company Material Adverse Effect, has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Acquired Companies, taken as a whole. None of the following, and no Effects arising out of, relating to or resulting from the following (in each case, by themselves or when aggregated) will be deemed to be or constitute a Company Material Adverse Effect or will be taken into account when determining whether a Company Material Adverse Effect has occurred or may, would or could occur (subject to the limitations set forth below):

(i) general economic conditions in the United States or any other country or region in the world, or conditions in the global economy generally, including inflation, any changes in the rate of increase or decrease of inflation, or the development, continuation or worsening of supply chain disruptions affecting the industry sectors in which the Acquired Companies conduct business;

(ii) conditions in the financial markets, credit markets, equity markets, debt markets, currency markets or capital markets in the United States or any other country or region in the world, including (a) changes in interest rates or credit ratings in the United States or any other such country or region in the world; (b) changes in exchange rates for the currencies of the United States or any other such country; or (c) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other such country or region in the world;

(iii) conditions in the industry sectors in which the Acquired Companies conduct business or in any specific jurisdiction or geographical area in which the Acquired Companies conduct business, or changes in such conditions;

(iv) regulatory, legislative or political conditions (including anti-dumping actions, international tariffs, sanctions, trade policies or disputes or any “trade war” or similar actions) in the United States or any other country or region in the world;

(v) any geopolitical conditions, outbreak of hostilities, armed conflicts, protests, civil unrest, civil disobedience, acts of war, sabotage, terrorism, military actions (including, in each case, any escalation or worsening of any of the foregoing) in the United States or any other country or region in the world, including an outbreak or escalation of hostilities involving the United States or any other Governmental Authority or the declaration by the United States or any other Governmental Authority of a national emergency or war;

(vi) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires, nuclear incidents, foreign or domestic social protest or social unrest (whether or not violent), or other natural or man-made disasters, weather conditions, power outages or other force majeure events, in the United States or any other country or region in the world (or escalation or worsening of any such events or occurrences, including, in each case, the response of Governmental Authorities);

(vii) pandemics (including any Effect with respect to COVID-19 or any COVID-19 Measures), epidemics, plagues, contagious disease outbreaks or other comparable events (including quarantine restrictions mandated or recommended by any Governmental Authority), or escalation or worsening of any such events or occurrences, including, in each case, the response of Governmental Authorities (including COVID-19 Measures) in the United States or any other country or region in the world;

(viii) the execution, delivery, announcement or performance of this Agreement or the pendency or consummation of the Merger, including the impact thereof on the relationships, contractual or otherwise, of the Acquired Companies with employees (including any employee attrition as a result thereof), suppliers, customers, partners, lenders, lessors, vendors, Governmental Authorities or any other third Person (except that this clause (viii) shall not apply with respect to representations and warranties (in whole or in relevant part) made by the Company in this Agreement, the purpose of which is to address the consequences resulting from, relating to or arising out of the entry into, announcement, performance, pendency or consummation of this Agreement or the Merger);

(ix) the identity of, or any facts or circumstances relating to, any Guarantor, Parent or Merger Sub or their respective Affiliates or the respective direct or indirect equity or debt financing sources of, or investors in, any of the foregoing, or the respective plans or intentions of the foregoing with respect to the Company or its business;

(x) the compliance by any Party with the terms of this Agreement, including any action taken or refrained from being taken pursuant to or in accordance with this Agreement, in and of itself;

(xi) any action taken or refrained from being taken, in each case to which Parent has expressly approved, consented to or requested, in each case, in writing (including by email) following the date of this Agreement, and any failure to take any action resulting from Parent’s failure to grant any approval or consent requested by the Company to take any action restricted or prohibited by this Agreement, in each case, in and of itself;

(xii) changes or proposed changes in GAAP or other accounting standards or Law (or the enforcement or interpretation of any of the foregoing), including the adoption, implementation, repeal, modification, reinterpretation or proposal thereof, changes in the regulatory accounting requirements applicable to any industry in which the Acquired Companies operate (including the adoption, implementation, repeal, modification, reinterpretation or proposal thereof), or any action taken for the purpose of complying with GAAP or any Law (including any action taken or not taken as required by any Law);

(xiii) changes in the price or trading volume of the Company Common Stock, in and of itself (it being understood that the cause of such change may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur, to the extent not otherwise excluded under this definition);

(xiv) any failure, in and of itself, by the Acquired Companies to meet (a) any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period; or (b) any budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the cause of any such failure in clause (a) or (b) may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur, to the extent not otherwise excluded under this definition);

(xv) any Transaction Litigation or other Legal Proceeding threatened, made or brought by any of the current or former Company Stockholders (on their own behalf or on behalf of the Company) against the Company, any of its stockholders, executive officers or other employees or any member of the Company Board (or any Affiliates of any of the foregoing) in connection with, arising from or otherwise relating to the Merger, including any demand or Legal Proceeding for appraisal of the fair value of any shares of Company Common Stock; or

(xvi) any breach by Parent or Merger Sub of this Agreement;

except, with respect to subsections (i) through (vii) and (xii) above, to the extent that such Effect has had a disproportionate adverse effect on the Acquired Companies, taken as a whole, relative to the similarly situated companies operating in the industry in which the Acquired Companies conduct business, in which case only the incremental adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur.

(ii) “Company Preferred Stock” means the preferred stock, par value $0.0001 per share, of the Company.

(jj) “Company Product” means any version, release or model of any product or service (including Software) that has been since the Lookback Date, or is currently being, distributed, provided, licensed or sold by or on behalf of the Company.

(kk) “Company Registered Intellectual Property” means all of the Company Intellectual Property that is Registered Intellectual Property.

(ll) “Company Related Parties” means, collectively, (i) the Acquired Companies; and (ii) the former, current and future holders of any equity, controlling persons, Representatives, Affiliates, members, managers, general or limited partners, stockholders and assignees of each of the Company, its Subsidiaries and each of their respective Affiliates.

(mm) “Company Senior Notes” means the 8.75% Senior Notes due 2028 issued under the Company’s 2028 Senior Notes Indenture.

(nn) “Company Senior Notes Indenture” means the Indenture, dated as of March 6, 2023, between the Company, Alteryx UK Ltd and U.S. Bank Trust Company, National Association, as trustee.

(oo) “Company Software” means Software, the Intellectual Property Rights related to which is Company Intellectual Property.

(pp) “Company Stockholders” means the holders of shares of Company Capital Stock.

(qq) “Company Termination Fee” means an amount in cash equal to $135,000,000.

(rr) “Confidentiality Agreements” means (i) the confidentiality letter agreement, dated May 9, 2023, between the Company and Clearlake Capital Group, L.P., as amended by the First Amendment to the Confidentiality Agreement, dated as of July 6, 2023 and (ii) the confidentiality letter agreement, dated August 28, 2023, between the Company and Insight Venture Partners, LLC.

(ss) “Consent” means any consent, approval, clearance, waiver, Governmental Authorization or order.

(tt) “Continuing Employees” means each individual who is an employee of the Company or any of its Subsidiaries immediately prior to the Effective Time and continues to be an employee of Parent or one of its Subsidiaries (including the Surviving Corporation) immediately following the Effective Time.

(uu) “Contract” means any legally binding contract, lease, license, indenture, note, bond, commitment, mortgage, deed of trust, agreement or other binding instrument.

(vv) “COVID-19” means SARS-CoV-2 or COVID-19, and any variants, evolutions or mutations thereof, or any related or associated epidemics, pandemics or disease outbreaks, or any escalation or worsening of any of the foregoing (including any subsequent waves).

(ww) “COVID-19 Measures” means any mandated or recommended quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guideline, response or recommendation of or promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, or other reasonable actions taken, in each case, in connection with or in response to COVID-19 and including, in each case, any changes in any such Law, directive, guidance, response or recommendation.

(xx) “D&O Insurance” means the Company’s current directors’ and officers’ liability insurance.

(yy) “Debt Financing” means any debt financing to be incurred by Parent or its subsidiaries, the proceeds of which are used to pay any portion of the consideration under this Agreement on the Closing Date.

(zz) “Debt Financing Sources” means the Persons that have committed to provide, arrange or otherwise enter into agreements in connection with the Debt Financing or other debt financings in connection with the Merger, and the parties to any commitment letters, joinder agreements or credit agreements entered into pursuant thereto or relating thereto, together with their respective Affiliates, and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns; provided that it is understood and agreed that Parent, Merger Sub and the Guarantors will not be Debt Financing Sources for any purposes of this Agreement.

(aaa) “DGCL” means the General Corporation Law of the State of Delaware.

(bbb) “DOJ” means the United States Department of Justice.

(ccc) “DPA” means the Defense Production Act of 1950, as amended, including all implementing regulations thereof.

(ddd) “DTC” means the Depository Trust Company.

(eee) “Encumbrances” means any lien (statutory or other), pledge or other deposit arrangement, hypothecation, charge, assessment, collateral assignment, mortgage, deed of trust, easement, encroachment, imperfection of title, title exception, title defect, title retention, right of possession, lease, tenancy license, security interest, security arrangement or security agreement, executory seizure, attachment, garnishment, encumbrance (including any exception, reservation or limitation, right of way, and the like), conditional sale, interference, option to purchase, right of first refusal, preemptive right, community property interest or similar restriction (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset and any restriction on the receipt of any income derived from any asset).

(fff) “Environmental Law” means any Law, including any Governmental Authorization required thereunder, relating to (i) the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant or animal life, or any other natural resource); (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, distribution, sale, labeling, production, release or disposal of hazardous or toxic substances, materials or wastes; or (iii) the protection of human health and safety with respect to exposure to Hazardous Substance.

(ggg) “ERISA” means the Employee Retirement Income Security Act of 1974.

(hhh) “ERISA Affiliate” means any Person under common control with the Company or any Subsidiary or that, together with the Company, could be deemed a “single employer” within the meaning of Section 4001(b)(1) of ERISA or within the meaning of Section 414(b), (c), (m) or (o) of the Code.

(iii) “ESPP” means the Company’s 2017 Employee Stock Purchase Plan, as amended.

(jjj) “Exchange Act” means the Securities Exchange Act of 1934.

(kkk) “Excluded Information” means any (i) financial statements of the Company or its Subsidiaries other than the historical financial statements set forth in Section 6.6(a)(iv)(A) and Section 6.6(a)(iv)(B); (ii) description of all or any component of any financing in connection with the Merger, including the proposed aggregate amount of debt and equity financing, together with assumed interest rates, dividends (if any) and fees and expenses relating to the incurrence of such debt or equity financing; (iii) pro forma financial statements or adjustments or projections (including information regarding any post-Closing pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments), it being understood that Parent, and not the Company or its Subsidiaries or their respective Representatives, will be responsible for the preparation of the pro forma financial statements and any other pro forma information, including any pro forma adjustments; (iv) other information required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X, any Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K, any information required by Items 10 through 14 of Form 10-K or any other information customarily excluded from an offering memorandum for private placements of non-convertible high-yield bonds pursuant to Rule 144A; and (v) other information that is not available to the Company without undue effort or expense.

(lll) “FCPA” means the United States Foreign Corrupt Practices Act of 1977.

(mmm) “Foreign Direct Investment Law” means any foreign direct investment Law, or similar applicable Law, that provides for national security reviews in connection with the cross-border acquisition of any interest in or assets of a business under the jurisdiction of any Governmental Authority outside the United States.

(nnn) “Fraud” means a claim for Delaware common law fraud with scienter brought against a party based on a representation or warranty of such party contained in a Transaction Document. For the avoidance of doubt, “Fraud” does not include any claim based on negligence or recklessness.

(ooo) “FTC” means the United States Federal Trade Commission.

(ppp) “GAAP” means generally accepted accounting principles, consistently applied, in the United States.

(qqq) “Government Contract” means any prime Contract, subcontract, purchase order, task order, delivery order, teaming agreement, joint venture agreement, strategic alliance agreement, basic ordering agreement, pricing agreement, letter Contract or other similar arrangement of any kind that is currently active in performance or that has been active in performance at any time since January 1, 2021 with: (i) any Governmental Authority; (ii) any prime contractor of a Governmental Authority in its capacity as a prime contractor; or (iii) any subcontractor at any tier with respect to any contract of a type described in clause “(i)” or clause “(ii)” above. A task, purchase or delivery order under a Government Contract shall not constitute a separate Government Contract for purposes of this definition, but shall be part of the Government Contract to which it relates.

(rrr) “Government Official” means, collectively, any officer, employee, official, representative, or any Person acting for or on behalf of any Governmental Authority or public international organization, any political party or official thereof and any candidate for political office.

(sss) “Governmental Authority” means (i) any multinational or supranational body exercising legislative, judicial or regulatory powers; (ii) any nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (iii) any federal, state, provincial, local, municipal, foreign or other government; (iv) any instrumentality, subdivision, department, ministry, board, court, administrative agency or commission, or other governmental entity, authority or instrumentality or political subdivision thereof; or (v) any quasi-governmental, professional association or organization or private body exercising any executive, legislative, judicial, regulatory, taxing, importing or other governmental functions or any stock exchange or self-regulatory organization.

(ttt) “Governmental Authorization” means any Permit, and shall also include the expiration of the applicable waiting period under the HSR Act and any required approval or clearance of any Governmental Authority pursuant to any applicable foreign Antitrust Law or Foreign Direct Investment Law.

(uuu) “Group” means a “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons.

(vvv) “Hazardous Substance” means any substance, material, chemical, element, compound, mixture, solution, and/or waste listed, defined, designated, identified, or classified as hazardous, toxic, radioactive, dangerous or other words of similar import, or otherwise regulated, or to which exposure is regulated or which can form the basis for liability, under any Environmental Law, including any toxic waste, pollutant, contaminant, hazardous substance (including toxic mold), toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos or asbestos-containing material, urea formaldehyde, foam insulation or polychlorinated biphenyls.

(www) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

(xxx) “Information Privacy and Security Laws” means (i) all Laws regarding privacy or cybersecurity issued by any Governmental Authority that are applicable to the Processing of Protected Information by an Acquired Company and (ii) the Payment Card Industry Data Security Standards (“PCI DSS”).

(yyy) “Intellectual Property Rights” means the rights associated with or arising under any of the following anywhere in the world: (i) patents and applications therefor (“Patents”); (ii) copyrights (whether registered or not), copyright registrations and applications therefor and all other corresponding rights in work of authorship, including moral rights and economic rights of authors (“Copyrights”); (iii) (A) trademarks, trade names, logos, service marks, business names, trade dress, all other indicia or origin, including all goodwill therein and internet domain names, and (B) registrations and applications therefor and corresponding rights therein ((A) and (B), “Marks”); (iv) trade secrets rights and corresponding rights in confidential business and technical information and know-how (“Trade Secrets”); (v) rights in data and databases; and (vi) any similar or equivalent rights to any of the foregoing (as applicable).

(zzz) “International Employee Plan” means each Company Benefit Plan that is maintained primarily for the benefit of any Service Provider whose primary work location is based outside of the United States.

(aaaa) “International Trade Laws” means any applicable (i) Sanctions; (ii) U.S. export control Laws (including, without limitation, the International Traffic in Arms Regulations (22 CFR §§ 120-130, as amended), the Export Administration Regulations (15 CFR §§ 730-774, as amended) and any regulation, order, or directive promulgated, issued or enforced pursuant to such Laws); (iii) Laws pertaining to imports and customs, including those administered by the Bureau of Customs and Border Protection in the U.S. Department of Homeland Security (and any successor thereof) and any regulation, order, or directive promulgated, issued or enforced pursuant to such Laws; (iv) the anti-boycott Laws administered by the U.S. Department of Commerce and the U.S. Department of the Treasury; and (v) export, import and customs Laws of other countries in which the Company has conducted and/or currently conducts business.

(bbbb) “Intervening Event” means any Effect, or any consequence of such Effect, that is material to the Acquired Companies, taken as a whole, and that (i) as of the date of this Agreement was not known or reasonably foreseeable by the Company Board, in each case based on facts known to the Company Board as of the date of this Agreement; and (ii) does not relate to: (A) an Acquisition Proposal; or (B) the mere fact, in and of itself, that the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date of this Agreement, or changes after the date of this Agreement in the market price or trading volume of the Company Common Stock or the credit rating of the Company (it being understood that the underlying cause of any of the foregoing in this clause (B) may be considered and taken into account in determining whether an Intervening Event has occurred).

(cccc) “IRS” means the United States Internal Revenue Service.

(dddd) “Knowledge” of a Person, with respect to any matter in question, means, with respect to the Company, the actual knowledge of the individuals set forth on Section 1.1(dddd) of the Company Disclosure Letter, in each case after reasonable inquiry of their direct reports who would reasonably be expected to have actual knowledge of the matter in question.

(eeee) “Law” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, guidance, order, award, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

(ffff) “Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, claim, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority of competent jurisdiction or any arbitrator or arbitration panel with binding authority over the relevant parties.

(gggg) “Lookback Date” means the thirty-six (36) month period immediately prior to the date of this Agreement.

(hhhh) “Material Contract” means any of the following Contracts (other than a Company Benefit Plan) to or by which the Company or any of its Subsidiaries is a party or is bound in effect as of the date of this Agreement:

(i) any “material contract” (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K) with respect to the Company and its Subsidiaries, taken as a whole;

(ii) the IP Contracts;

(iii) any Contract relating to the acquisition or joint ownership of any material Company Intellectual Property, except for assignments of Intellectual Property Rights to the Acquired Companies from their employees, advisors, independent contractors, consultants and service providers;

(iv) any Contract containing any restriction limiting the right of the Company or any of its Subsidiaries (A) to engage in or compete with any Person in any line of business or any geographical area, including pursuant to a “most favored nation” or exclusivity provision; (B) to acquire any material product or other asset or any service from any other Person, sell any product or other asset to or perform any service for any other Person, or transact business or deal in any other manner with any other Person; or (C) to develop, sell, supply, license, distribute, offer, support or service any product or any Intellectual Property or other asset to or for any other Person; except in the case of each of the foregoing clauses (A)–(C), for any Contracts, restrictions, requirements and provisions that are not material to the Company and its Subsidiaries, taken as a whole;

(v) any Contract that (A) provides for any “exclusivity” requirement in favor of any third party (other than the Contracts described in clause (iv)); (B) provides preferential rights or rights of first or last offer, refusal, negotiation or any similar right to any third party; or (C) provides for a “sole source” or similar relationship or contains any provision that requires the purchase of all or a material portion of an Acquired Company’s requirements from any third party; except in the case of each of the foregoing clauses (A)–(C), for any Contracts, restrictions, requirements and provisions that are not material to the Company and its Subsidiaries, taken as a whole;

(vi) any Contract (A) relating to the disposition or acquisition of assets by the Company or any of its Subsidiaries (other than dispositions of inventory in the ordinary course of business consistent with past practice) or any business (whether by merger, sale or purchase of assets, sale or purchase of stock or equity ownership interests or otherwise) for consideration in excess of $5,000,000; or (B) pursuant to which the Company or any of its Subsidiaries will, or has the right to, acquire any ownership interest in any Person (other than any Subsidiary of the Company) after the date of this Agreement;

(vii) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, in each case in excess of $5,000,000 other than (A) accounts receivables and payables in the ordinary course of business; (B) loans to Subsidiaries of the Company in the ordinary course of business and consistent with past practice; and (C) extensions of credit to customers in the ordinary course of business;

(viii) any Contract: (A) that creates any obligation under any interest rate, currency or commodity derivative or hedging transaction; or (B) pursuant to which any Acquired Company creates or grants a material Encumbrance (other than Permitted Encumbrances) on any of its properties or other assets;

(ix) the Leases;

(x) any Contract (excluding Leases) that (A) involves a joint venture, legal partnership or sharing of profits or revenue; or (B) for any capital expenditure in excess of $2,000,000;

(xi) any Contract (A) pursuant to which any of the Company or any of its Subsidiaries is or may become obligated to make or provide any severance, termination, change in control or similar payment or benefit in excess of $250,000 to any Service Provider; or (B) pursuant to which the Company or any of its Subsidiaries is or may become obligated to make any bonus (paid in cash or stock) or similar payment (other than payments constituting base salary and commissions and payments made in the ordinary course of business) in excess of $500,000 to any Service Provider;

(xii) any Labor Agreement;

(xiii) any Contract that is with (A) each of the 25 largest customers of the Company and its Subsidiaries, taken as a whole by annual recurring revenue for the 12-month period ended November 30, 2023, pursuant to which such the customer purchases or licenses from the Company or its Subsidiaries any Company Product (collectively, the “Material Customers”); and (B) each of the 25 largest vendors, supplier or service providers of the Company and its Subsidiaries, taken as a whole, by total spend for the 12-month period ended November 30, 2023, pursuant to which the Company or any of its Subsidiaries purchases or licenses from such vendor, supplier or service provider any product or service (the “Material Vendors”);

(xiv) any Contract (excluding Leases, intercompany agreements and any Contracts with customers and vendors, suppliers and service providers of the Company and its Subsidiaries entered into in the ordinary course of business) that contemplates or involves the payment or delivery of cash or other consideration by or to any Acquired Company in an amount or having a value in excess of $2,500,000 in the aggregate in the 12-month period ended November 30, 2023, or contemplates or involves the performance of services by or for any Acquired Company having a value in excess of $2,500,000 in the aggregate in the 12-month period ended November 30, 2023;

(xv) any settlement, conciliation or similar Contract that imposes material obligations on the Company or any of its Subsidiaries or materially disrupts the business of any of the Acquired Companies as currently conducted or such Contract that requires the Company or any of its Subsidiaries to pay consideration of more than $1,500,000 after the date of this Agreement;

(xvi) any Contract (other than a Contract evidencing any Company Equity-Based Award on the form or forms used by the Company in the ordinary course of business and made available to Parent): (A) relating to the acquisition, issuance, voting, registration, sale or transfer of any security; (B) providing any Person with any preemptive right, right of participation, right of maintenance or any similar right with respect to any security; or (C) providing any of the Acquired Companies with any right of first refusal or similar right with respect to, or right to repurchase or redeem, any security;

(xvii) any Contract that prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries or prohibits the pledging of the capital stock of the Company or any of its Subsidiaries;

(xviii) any Government Contract that is material to the Acquired Companies, taken as a whole;

(xix) any Contract that provides for (A) indemnification of any current or former officer, director or employee of any of the Acquired Companies, other than Contracts entered into on substantially the same form as the Company’s standard forms previously made available to Parent; or (B) accelerated vesting in connection with a change of control, including the transactions contemplated hereunder (including as a result of any termination of employment following a change of control, including the transactions contemplated hereunder); and

(xx) each Contract pursuant to which any Acquired Company provides to another Person the right to purchase, license or otherwise acquire an unlimited quantity of or unlimited usage of Company Products (based on any Acquired Company’s ordinary pricing metrics for such Company Products) for a fixed aggregate price or at no additional charge (including through “enterprise wide,” “unlimited use” or “all you can eat” provisions), except as are not material to the Acquired Companies, taken as a whole.

(iiii) “NYSE” means The New York Stock Exchange.

(jjjj) “OFAC” means the Office of Foreign Assets Control of the U.S. Department of the Treasury.

(kkkk) “Open Source Software” means Software that is distributed or made available under “open source” or “free software” terms, including any Software distributed or made available: (i) under any license that is approved by the Open Source Initiative and listed at https://www.opensource.org/licenses, including the GPL, AGPL, LGPL, Mozilla License, Apache License, Common Public License, BSD License or similar terms; or (ii) with any license terms or condition that imposes a requirement or condition that any of the licensee’s Software or part thereof be (A) disclosed, distributed, or made available in source code form, (B) licensed for the purpose of making modifications or derivative works, or (C) redistributable at no or nominal charge.

(llll) “Order” means any order, judgment, injunction, ruling, award, decree or writ of any Governmental Authority.

(mmmm) “Parent Material Adverse Effect” means any Effect that, individually or taken together with all other Effects that exist or have occurred prior to the date of determination of the occurrence of the Parent Material Adverse Effect, has prevented, materially impaired or delayed beyond the Termination Date, or would reasonably be expected to prevent, materially impair or delay beyond the Termination Date the consummation of the Merger.

(nnnn) “Parent Related Parties” means, collectively, (i) Parent, Merger Sub or Guarantors; and (ii) the former, current and future holders of any equity, controlling persons, Representatives, direct or indirect financing sources, Affiliates (other than Parent, Merger Sub or Guarantors), members, managers, general or limited partners, stockholders and assignees of each of Parent, Merger Sub and Guarantors.

(oooo) “Permit” means any permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law.

(pppp) “Permitted Encumbrances” means any of the following as to which no enforcement, collection, execution, levy or foreclosure proceeding shall have been commenced and as to which no Acquired Company is subject to civil or criminal liability due to its existence: (i) liens for Taxes not yet delinquent or that are being contested in good faith by appropriate proceedings for which adequate reserves have been maintained in accordance with GAAP; (ii) Encumbrances imposed by Law, such as materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s liens and other similar liens arising in the ordinary course of business; (iii) pledges or deposits arising in the ordinary course of business to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (iv) minor liens or encumbrances that have arisen in the ordinary course of business and that do not, individually or in the aggregate, materially adversely affect the value of or the use of such property for its current and anticipated purposes; (v) any pledge, deposit or other lien securing the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature; (vi) non-exclusive licenses of Intellectual Property or Intellectual Property Rights or to use the Company Products granted by an Acquired Company, in each case, in the ordinary course of business; (vii) liens the existence of which are disclosed in the notes to the consolidated financial statements of the Company included in the Company SEC Reports; (viii) statutory, common law or contractual landlord liens; and (ix) liens or encumbrances imposed on the underlying fee interest in real property subject to a Lease.

(qqqq) “Person” means any individual, corporation (including any non-profit corporation), limited liability company, joint stock company, general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, firm, Governmental Authority or other enterprise, association, organization or entity.

(rrrr) “Personal Data” means any data or information Processed by or on behalf of an Acquired Company that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked with a natural Person or device (e.g., name, street address, telephone number, e-mail address, Social Security numbers, driver’s license number, passport number, credit card number, user or account number, IP addresses, credentials, device IDs, geographic location, platform, biometric information or transaction history, etc.), including any such data or information that constitutes “personal information,” “personally identifiable information”, “individually identifiable health information,” “protected health information, sensitive personal data”, “individual identifiable data”, “personal financial information,” “personal information,” or other similar term or terminology under applicable Information Privacy and Security Laws.

(ssss) “Pre-Closing Period” means the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the (i) termination of this Agreement pursuant to Article VIII and (ii) Effective Time.

(tttt) “Privacy Notices” means an Acquired Company’s published, public-facing notices, policies, and representations regarding its privacy or cybersecurity practices with respect to Protected Information.

(uuuu) “Process,” “Processed,” “Processes,” or “Processing” means any operation or set of operations performed on Protected Information, whether or not by automatic means, such as receipt, collection, access, monitoring, maintenance, creation, recording, organization, structuring, storage, adaptation or alteration, retrieval, consultation, use, processing, analysis, transfer, transmission, disclosure, dissemination or otherwise making available, alignment or combination, blocking, erasure, or destruction of such Protected Information.

(vvvv) “Protected Information” means any information Processed by or on behalf of an Acquired Company that is: (i) Personal Data; (ii) subject to the PCI DSS; (iii) received by an Acquired Company from or on behalf of any customer of any Acquired Company and Processed by an Acquired Company to provide services to the customer; or (iv) subject to any confidentiality obligation that is legally binding on the Company or any of its Subsidiaries.

(wwww) “Registered Intellectual Property” means all (i) Patents and applied-for Patents; (ii) registered and applied-for Marks; and (iii) registered and applied-for Copyrights.

(xxxx) “Related Party” means a Company Related Party or a Parent Related Party, as applicable.

(yyyy) “Representatives” means the Affiliates, directors, officers, employees, consultants, agents, financing sources, representatives and advisors (including attorneys and financial advisors) of a Party. For purposes of this Agreement, Parent’s Representatives will be deemed to include each Guarantor, each Equity Financing Source and each of their respective Affiliates.

(zzzz) “Sanctioned Country” means any country or region or Governmental Authority thereof that is, or has been in the last 5 years, the subject or target of a comprehensive embargo under applicable Sanctions (including Cuba, Iran, North Korea, Syria and the Crimea and so-called “Donetsk People’s Republic” and “Luhansk People’s Republic” regions of Ukraine.).

(aaaaa) “Sanctioned Person” means any Person: (i) that is the subject or target of any applicable Sanctions; (ii) named in any applicable Sanctions-related list maintained by OFAC; the U.S. Department of State; the U.S. Department of Commerce, including the Bureau of Industry and Security’s Entity List and Denied Persons List; or the U.S. Department of the Treasury, including the OFAC Specially Designated Nationals and Blocked Persons List, the

Sectoral Sanctions Identifications List, and the Foreign Sanctions Evaders List; or any similar list maintained by the United Nations Security Council, the European Union, HM’s Treasury of the United Kingdom, or any other relevant Governmental Authority; (iii) located, organized or resident in a Sanctioned Country; or (iv) 50% or more owned or controlled by any such Person or Persons described in the foregoing clauses (i)–(iii).

(bbbbb) “Sanctions” means any applicable economic or financial sanctions requirements or trade embargoes imposed, administered or enforced from time to time by (i) U.S. Governmental Authorities (including, but not limited to, OFAC, the U.S. Department of State and the U.S. Department of Commerce), (ii) the United Nations Security Council, (iii) the European Union, (iv) HM’s Treasury of the United Kingdom, or (v) any other relevant Governmental Authority.

(ccccc) “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

(ddddd) “SEC” means the United States Securities and Exchange Commission.

(eeeee) “Securities Act” means the Securities Act of 1933.

(fffff) “Service Provider” means any current or former employee, officer, consultant, independent contractor, or member of the board of directors of the Company or any of its Subsidiaries.

(ggggg) “Software” means, collectively, computer software (including APIs, drivers, scripts, and other code), firmware and other code incorporated or embodied in hardware devices, source code, object code, and executable code, tools, user interfaces, manuals and other specifications and documentation therefor.

(hhhhh) “Subsidiary” of any Person means (i) a corporation more than 50% of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries of such Person; (ii) a partnership of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership; (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company; and (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, has at least a majority ownership or the power to direct the policies, management and affairs thereof (including by contract).

(iiiii) “Superior Proposal” means any written Acquisition Proposal made after the date of this Agreement that did not result from a material breach of Section 5.4, on terms that the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) would be more favorable, from a financial point of view, to the Company Stockholders (in their capacity as such) than the Merger (taking into account (i) any revisions to this Agreement made or proposed in writing by Parent prior to the time of such determination; and (ii) those factors and matters deemed relevant in good faith by the Company Board (or any committee thereof), which factors may include the (A) identity of the Person making the proposal; (B) likelihood of consummation in accordance with the terms of such Acquisition Proposal; and (C) legal, financial (including the financing terms), regulatory, timing and other aspects of such Acquisition Proposal). For purposes of the reference to an “Acquisition Proposal” in this definition, all references to “15%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%.”

(jjjjj) “Systems” means the software, hardware, servers, hosting facilities, systems and other information technology infrastructure and assets used or relied on or necessary for the conduct of the business by or for the benefit of the Company or any of its Subsidiaries.

(kkkkk) “Tax” means all U.S. federal, state, local, and non-U.S. taxes (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), customs, tariffs, imposts, levies, duties, fees or other like assessments or charges of any kind in the nature of a tax, together with all interest, penalties and additions imposed with respect to such amounts, however denominated, whether disputed or not.

(lllll) “Tax Returns” means all Tax returns, declarations, statements, reports, schedules, forms and information returns, including any attachments thereto or amendments thereof, filed or required to be filed with any Governmental Authority relating to Taxes.

(mmmmm) “Technology” means any or all of the following: (i) inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, methods, processes, know-how, materials, technical data, and all documentation relating to any of the foregoing; (ii) business, technical and know-how information, technical databases and technical data collections; (iii) works of authorship; (iv) Software, whether in source code, object code, firmware or other form, interfaces, integrated circuits, architectures, designs, diagrams, documentation, files, layouts, records, schematics, specifications, and documentation; (v) deep learning, machine learning and other artificial intelligence solutions, systems and technologies, including proprietary models, algorithms, technologies, Software or systems that make use of or employ neural networks, natural language processing, statistical learning algorithms, or reinforcement learning, and underlying training, validation, and test data-sets (“AI”); (vi) URLs and websites; (vii) logos and marks (including brand names, product names, and slogans); and (viii) any other form of technology, whether or not embodied in any tangible medium.

(nnnnn) “Transaction Documents” means, collectively, the Confidentiality Agreements, the Voting Agreement, the Guarantee, the Equity Commitment Letters and any other document contemplated by those agreements, or any document or instrument delivered in connection with this Agreement or those agreements.

(ooooo) “Transaction Litigation” means any Legal Proceeding commenced or threatened against a Party or any of its Subsidiaries, Affiliates, directors, employees or otherwise relating to, involving or affecting such Party or any of its Subsidiaries, Affiliates, directors or employees, in each case in connection with, arising from or otherwise relating to the Merger or any other transaction contemplated by this Agreement or the Transaction Documents, including any Legal Proceeding alleging or asserting any misrepresentation or omission in the Proxy Statement or any Other Required Company Filing or any other communications to the Company Stockholders; provided that Transaction Litigation will not include any Legal Proceedings among the Parties or their respective Affiliates, or with the parties to the Equity Commitment Letters or the Guarantees, related to this Agreement, the Transaction Documents or the Merger.

(ppppp) “Unaudited Company Balance Sheet” means the unaudited consolidated balance sheet (and the notes thereto) of the Company and its consolidated Subsidiaries as of September 30, 2023, included in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023, as filed with the SEC on November 7, 2023.

(qqqqq) “UPE” means the “ultimate parent entity” of any party as such term is defined in the HSR Act and its implementing regulations.

(rrrrr) “WARN” means, collectively, the Worker Adjustment and Retraining Notification Act of 1988, as amended and all similar foreign, state, or local Laws.

(sssss) “Willful Breach” means, with respect to any covenant or agreement, a breach that is a consequence of an act deliberately undertaken or omitted to be taken by the breaching party with the knowledge that the taking of such act or failure to take such act would, or would reasonably be expected to, cause a breach of the relevant covenant or agreement.

1.2 Additional Definitions. The following capitalized terms have the respective meanings given to them in the respective Sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
Agreement	Preamble
AI	1.1(mmmmm)
Alternative Acquisition Agreement	5.4(a)
Anti-Bribery Laws	3.22(c)
Certificates	2.9(c)(i)
Closing	2.3
Closing Date	2.3
Company	Preamble
Company Board Recommendation	3.3(a)
Company Board Recommendation Change	5.4(c)(i)

Term	Section Reference
Company Disclosure Letter	1.4
Company Liability Limitation	8.3(e)(ii)
Company Option	2.8(b)(i)
Company Plans	6.11(b)
Company Relevant Persons	3.22(b)
Company RSU	2.8(a)(i)
Company SEC Reports	3.9
Company Securities	3.7(b)
Company Stockholder Meeting	6.4(a)
Converted Cash Award	2.8(a)(ii)
Copyrights	1.1(yyy)
Covenant Exceptions	5.1(a)
Dissenting Company Shares	2.7(c)(i)
DTC Payment	2.9(d)
Effect	1.1(hh)
Effective Time	2.2
Electronic Delivery	9.14
Enforceability Limitations	3.2
Enforcement Expenses	8.3(d)
Equity Commitment Letters	4.10(a)
Equity Financing	4.10(a)
Equity Financing Sources	4.10(a)
Event Notice Period	5.4(d)(i)(2)
Exchange Fund	2.9(b)
First Extended Termination Date	8.1(c)
Guarantees	Recitals
Guarantors	Recitals
Indemnified Persons	6.10(a)
IP Contracts	3.16(e)
Labor Agreements	3.20(a)
Labor Entities	3.20(a)
Lease	3.14(b)
Leased Real Property	3.14(b)
Marks	1.1(yyy)
Material Customers	1.1(hhhh)(xiii)
Material Vendors	1.1(hhhh)(xiii)
Maximum Annual Premium	6.10(c)
Merger	Recitals
Merger Sub	Preamble
Misconduct Claim	3.20(d)
Non-US Continuing Employees	6.11(b)
Notice Period	5.4(d)(ii)(3)
Notified Party	6.2(c)
Other Required Company Filing	6.3(e)

Term	Section Reference
Other Required Parent Filing	6.3(f)
Owned Company Shares	2.7(a)(ii)
Parent	Preamble
Parent Liability Limitation	8.3(e)(i)
Party	Preamble
Patents	1.1(yyy)
Payment Agent	2.9(a)
PCI DSS	1.1(xxx)
Per Share Price	2.7(a)(iii)
Privacy and Data Security Requirements	3.17(a)
Proxy Statement	6.3(a)
Reimbursement Obligations	6.6(f)
Required Governmental Authorizations	3.21
Requisite Stockholder Approval	3.4
Restraint	7.1(c)
Surviving Corporation	2.1
Tail Policy	6.10(c)
Takeover Statute	3.3(c)
Termination Date	8.1(c)
Trade Secrets	1.1(yyy)
Uncertificated Shares	2.9(c)(ii)
Unearned Company RSU	2.8(a)(iii)
Unfair Labor Practice	3.20(a)
Unvested Company RSU	2.8(a)(ii)
Vested Company Option	2.8(b)(i)
Vested Company Option Consideration	2.8(b)(i)
Vested Company RSU	2.8(a)(i)
Vested Company RSU Consideration	2.8(a)(i)
Voting Agreement	Recitals

1.3 Certain Interpretations.

(a) References to this Agreement. Unless the context of this Agreement otherwise requires, (i) when a reference is made in this Agreement to an Article, Section, Schedule or Exhibit, that reference is to an Article, Section, Schedule or Exhibit to this Agreement, as applicable, and (ii) references to “paragraphs” or “clauses” are to separate paragraphs or clauses of the Section or subsection in which the reference occurs. References to this Agreement (in this Agreement or any Transaction Document) mean this Agreement as amended, supplemented or otherwise modified from time to time in accordance with Section 9.3.

(b) Hereof, Including, etc. When used in this Agreement, (i) the words “hereof,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; (ii) the phrase “the date hereof” means “the date of this Agreement;” and (iii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation.”

(c) Threats. Unless the context of this Agreement otherwise requires, the word “threat” or “threatened” will be deemed to be immediately followed by the words “in writing.”

(d) Neither, etc. Not Exclusive. Unless the context of this Agreement otherwise requires, “neither,” “nor,” “any,” “either” and “or” are not exclusive. The rule known as the ejusdem generis rule will not apply, and accordingly, general words introduced by the word “other” will not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things.

(e) Extent. The phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”

(f) Dollars. When used in this Agreement, references to “$” or “Dollars” are references to United States dollars. All amounts in this Agreement will be paid in Dollars, and if any amounts, costs, fees or expenses incurred by any Party pursuant to this Agreement are denominated in a currency other than Dollars, to the extent applicable, the Dollar equivalent for such costs, fees and expenses will be determined by converting such other currency to Dollars at the foreign exchange rates published by Bloomberg or, if not reported thereby, another authoritative source reasonably determined by the Company, in effect at the time that such amount, cost, fee or expense is incurred. If the resulting conversion yields a number that extends beyond two decimal points, it will be rounded to the nearest penny.

(g) Meaning of Terms. The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning. All terms defined in this Agreement will have the defined meanings when used in any certificate or other document made or delivered pursuant to this Agreement unless otherwise defined in such certificate or document. References to the “United States” or abbreviations thereof mean the United States of America and its states, territories and possessions.

(h) References to Persons. References to any Person (including any Party) include references to such Person’s successors and permitted assigns, and, in the case of any Governmental Authority, to any Person succeeding to its functions and capacities. It is agreed that a breach of this Agreement by Merger Sub will be deemed to be a breach of this Agreement by Parent.

(i) References to Subsidiaries. Unless the context otherwise requires, all references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such Person.

(j) Writings. References to “writing” mean the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether in electronic form or otherwise, and including writings delivered by Electronic Delivery. “Written” will be construed in the same manner.

(k) Legislation; Contracts. A reference to any specific legislation or to any provision of any legislation includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific legislation will be deemed to refer to such legislation or provision (and all rules, regulations, statutory instruments and applicable guidance, guidelines, bulletins or policies issued or made in connection therewith by a Governmental Authority) as of such date. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time, and any exhibits, schedules, annexes, statements of work, riders and other documents attached thereto.

(l) Accounting Matters. Except as otherwise provided in this Agreement, all accounting terms used in this Agreement will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP. An item arising with respect to a specific representation or warranty will be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements, to the extent that any such phrase appears in such representation or warranty, if (i) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statements that is related to the subject matter of such representation; (ii) such item is otherwise specifically set forth on the balance sheet or financial statements; or (iii) such item is specifically set forth on the balance sheet or financial statements and is specifically set forth in the notes thereto.

(m) Headings. The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision of this Agreement.

(n) Applicable Time. Unless otherwise indicated, all references to a specific time are to the then-applicable local time in San Francisco, California.

(o) Calculation of Time Periods. Unless otherwise indicated, (i) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded; (ii) if the last day of such period is not a Business Day, then the period in question will end on the next Business Day; (iii) if any action must be taken on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day; (iv) the measure of a period of one month or year for purposes of this Agreement will be the day of the following month or year corresponding to the starting date; and (v) if no corresponding date exists, then the end date of such period being measured will be the next actual day of the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1). References to “from” or “through” any date mean, unless otherwise specified, from and including or through and including such date, respectively.

(p) Nature of Days and Months. Whenever this Agreement refers to a number of days, that number will refer to calendar days unless Business Days are specified. Any reference to a “month” means a calendar month.

(q) Representations Are Not Covenants. Nothing contained in Article III or Article IV may be construed as a covenant under the terms of this Agreement, other than the acknowledgments and agreements set forth in Section 3.28 and Section 4.13 to the extent necessary to give full effect to the acknowledgments and agreements set forth therein.

(r) Joint Drafting. The Parties agree that they have been represented by legal counsel during the negotiation and execution of this Agreement. Accordingly, the Parties irrevocably waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(s) Summaries. No summary of this Agreement or any Exhibit, Schedule or other document delivered with this Agreement that is prepared by or on behalf of any Party will affect the meaning or interpretation of this Agreement or such Exhibit, Schedule or document.

(t) No Admission. The information contained in this Agreement and in the Company Disclosure Letter is disclosed solely for purposes of this Agreement, and no information contained in this Agreement or in the Company Disclosure Letter will be deemed to be an admission by any Party to any third Person of any matter whatsoever, including (i) any violation of Law or breach of contract; or (ii) that such information is material or is required to be referred to or disclosed under this Agreement. Disclosure of any information or document in the Company Disclosure Letter is not a statement or admission that it is material or required to be disclosed in the Company Disclosure Letter. Nothing in the Company Disclosure Letter constitutes an admission against the Company’s interest or represents the Company’s legal position or legal rights on the matter so disclosed. No reference in this Agreement to dollar amount thresholds will be deemed to be evidence of a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable, or materiality.

(u) Nature of Information Disclosed. It is understood and agreed that (i) the specification of any dollar amount in the representations and warranties contained in this Agreement is not intended to imply that such amounts (or higher or lower amounts) are or are not material; and (ii) the inclusion of any specific item in the Company Disclosure Letter is not intended to imply that such items are or are not material or are within or outside of the ordinary course of business. In each case, no Party may use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Company Disclosure Letter in any dispute or controversy between the Parties as to whether any obligation, item or matter not described in this Agreement is or is not material for purposes of this Agreement or whether any obligation, item or matter included in the Company Disclosure Letter is or is not material for purposes of this Agreement or is within or outside of the ordinary course of business.

(v) No Reliance by Others on Representations. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 9.4 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely on the representations and warranties in this Agreement as characterizations of facts or circumstances as of the date of this Agreement or as of any other date.

(w) Made Available. The phrases “furnished,” “provided,” “delivered” or “made available” or words of similar import when used with respect to documents or other information means that such documents or information have been electronically delivered to the relevant Party prior to the date of this Agreement, including by being (i) posted to the virtual data room managed by the Company in connection with the Merger to which Parent or its Representatives has access or (ii) filed with or furnished to the SEC and available in its Electronic Data Gathering, Analysis and Retrieval (EDGAR) database to the extent not redacted or omitted.

(x) Ordinary Course. References to “ordinary course” or “ordinary course of business” refers to the ordinary course of business of the Acquired Companies that is consistent with past practice.

1.4 Company Disclosure Letter. The information set forth in the disclosure letter delivered by the Company to Parent and Merger Sub on the date of this Agreement (the “Company Disclosure Letter”) is disclosed under separate Section and subsection references that correspond to the Sections and subsections of this Agreement to which such information relates. The information set forth in each Section or subsection of the Company Disclosure Letter will be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations or warranties of the Company that are set forth in the corresponding Section or subsection of this Agreement; and (b) any other representations or warranties of the Company that are set forth in this Agreement, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations or warranties is reasonably apparent on the face of such disclosure.

ARTICLE II

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, at the Effective Time, (a) Merger Sub will be merged with and into the Company; (b) the separate corporate existence of Merger Sub will cease; and (c) the Company will continue as the surviving corporation of the Merger and a wholly owned Subsidiary of Parent. The Company, as the surviving corporation of the Merger, is sometimes referred to as the “Surviving Corporation.”

2.2 The Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company will cause the Merger to be consummated pursuant to the DGCL by filing the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL (the time of such filing and acceptance with the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Certificate of Merger in accordance with the DGCL, the “Effective Time”).

2.3 The Closing. The consummation of the Merger will take place at a closing (the “Closing”) to occur at (a) 9:00 a.m. at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, located at 650 Page Mill Road, Palo Alto, California 94304 (or remotely via the electronic exchange of documents), on a date to be agreed upon by Parent, Merger Sub and the Company that is no later than the 3rd Business Day after the satisfaction or waiver (to the extent permitted under this Agreement) of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted under this Agreement) of such conditions); or (b) such other time, location and date as Parent, Merger Sub and the Company mutually agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.”

2.4 Effect of the Merger. At the Effective Time, the effect of the Merger will be as set forth in this Agreement, the Certificate of Merger, and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all (a) of the property, rights, privileges, powers and franchises of the Company and Merger Sub will vest in the Surviving Corporation; and (b) debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.

2.5 Certificate of Incorporation and Bylaws.

(a) Certificate of Incorporation. At the Effective Time, subject to the provisions of Section 6.10(a), the Charter as in effect immediately prior to the Effective Time will be amended and restated in its entirety to read as set forth on Exhibit C to this Agreement, and, as so amended and restated, will be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL and such certificate of incorporation.

(b) Bylaws. At the Effective Time, subject to the provisions of Section 6.10(a), the bylaws of the Surviving Corporation will be amended and restated to be the bylaws of Merger Sub as in effect immediately prior to the Effective Time (with the name of the Surviving Corporation being “Alteryx, Inc.”), until thereafter amended in accordance with the applicable provisions of the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws.

2.6 Directors and Officers of the Surviving Corporation.

(a) Directors. At the Effective Time, the initial directors of the Surviving Corporation will be the directors of Merger Sub as of immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected and qualified, or until their earlier death, resignation or removal.

(b) Officers. At the Effective Time, the initial officers of the Surviving Corporation will be officers of the Company as of immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly appointed, or until their earlier death, resignation or removal.

2.7 Effect on Capital Stock.

(a) Capital Stock. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities, the following will occur:

(i) each share of common stock, par value $0.0001 per share, of Merger Sub that is outstanding as of immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, and each certificate representing ownership of such shares of common stock of Merger Sub will thereafter represent ownership of shares of common stock of the Surviving Corporation;

(ii) each share of Company Common Stock that is (A) held by the Company as treasury stock; (B) owned by Parent or Merger Sub; or (C) owned by any direct or indirect wholly owned Subsidiary of Parent or Merger Sub as of immediately prior to the Effective Time (collectively, the “Owned Company Shares”) will automatically be cancelled and will cease to exist without any conversion thereof or consideration paid in exchange therefor; and

(iii) each share of Company Common Stock that is issued and outstanding as of immediately prior to the Effective Time (other than Owned Company Shares and Dissenting Company Shares, if any) will be automatically converted into the right to receive cash in an amount equal to $48.25, without interest thereon (the “Per Share Price”), in accordance with the provisions of Section 2.9 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in accordance with the provisions of Section 2.11) and subject to Section 2.12.

(b) Adjustment to the Per Share Price. The Per Share Price will be adjusted appropriately to fully reflect the effect of any stock split, reverse stock split, stock distribution or dividend (including any dividend or other distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to the Company Common Stock occurring on or after the date of this Agreement and prior to the Effective Time; provided that nothing in this Section 2.7(b) shall be construed to permit the Company to take any action that is expressly prohibited by the terms of this Agreement.

(c) Statutory Rights of Appraisal.

(i) Dissenting Company Shares. Notwithstanding anything to the contrary in this Agreement, all shares of Company Common Stock that are issued and outstanding as of immediately prior to the Effective Time and held by a holder, or owned by a Person, who has (A) neither voted in favor of the Merger nor consented to the Merger in writing and (B) properly demanded appraisal of such shares of Company Common Stock pursuant to, and in accordance with, Section 262 of the DGCL (such shares being referred to collectively as the “Dissenting Company Shares”) will not be converted into, or represent the right to receive, the Per Share Price pursuant to this Section 2.7 but instead, such holders or other applicable Persons holding or owning the Dissenting Company Shares will be entitled only to such rights as are granted by Section 262 of the DGCL. Such holder or other applicable Person will be entitled to receive payment of the appraised value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL. However, if, after the Effective Time, such holder or other applicable Person fails to perfect, effectively withdraws or waives, or otherwise loses such Person’s right to appraisal of such Dissenting Company Shares pursuant to Section 262 of the DGCL or a court of competent jurisdiction determines that such Person is not entitled to the relief provided by Section 262 of the DGCL, such shares of Company Common Stock will be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Per Share Price in accordance with this Agreement and will not thereafter be deemed to be Dissenting Company Shares.

(ii) Notification of Parent of Demands for Appraisal. The Company will give Parent (A) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company in respect of any Dissenting Company Shares; and (B) the opportunity to participate in all negotiations and Legal Proceedings with respect to demands for appraisal pursuant to the DGCL in respect of any Dissenting Company Shares. The Company may not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal or settle or offer to settle any such demands for payment in respect of any Dissenting Company Shares. For purposes of this Section 2.7(c)(ii), “participate” means that Parent will be kept apprised of the proposed strategy and other significant decisions with respect to demands for appraisal pursuant to the DGCL in respect of any Dissenting Company Shares (to the extent that the attorney-client privilege between the Company and its counsel is not undermined or otherwise affected) and may offer comments or suggestions with respect to such demands, but Parent will not be afforded any decision-making power or other authority over such demands except for the payment, settlement or compromise consent set forth above.

2.8 Equity Awards.

(a) Company RSUs.

(i) Vested Company RSUs. At the Effective Time, each outstanding restricted stock unit (including, without limitation, each performance stock unit) (a “Company RSU”) under the applicable Company Equity Plan that is vested at the Effective Time (but not yet settled) or that vests as a result of the consummation of transactions contemplated by this

Agreement (each, a “Vested Company RSU”) will, automatically and without any required action on the part of the holder thereof, be cancelled and converted solely into the right to receive an amount in cash (without interest) equal to (x) the total number of shares of Company Common Stock subject to such Vested Company RSU immediately prior to the Effective Time multiplied by (y) the Per Share Price, less applicable Taxes required to be withheld with respect to such payment (the “Vested Company RSU Consideration”).

(ii) Unvested Company RSUs. At the Effective Time, each outstanding Company RSU under the applicable Company Equity Plan that is not a Vested Company RSU and is not an Unearned Company RSU (an “Unvested Company RSU”) will, automatically and without any required action on the part of the holder thereof, be cancelled and converted solely into the contingent right to receive from Parent or the Surviving Corporation an aggregate amount in cash (without interest) (each, a “Converted Cash Award”) equal to (x) the total number of shares of Company Common Stock subject to such Unvested Company RSU immediately prior to the Effective Time multiplied by (y) the Per Share Price, less applicable Taxes required to be withheld with respect to such payment. Except as otherwise provided in this Section 2.8, each such Converted Cash Award assumed and converted pursuant to this Section 2.8 will continue to have, and will be subject to, the same vesting terms and conditions (including acceleration provisions upon a qualifying termination of employment (if any)) as applied to the corresponding Company RSU immediately prior to the Effective Time.

(iii) Unearned Performance-Based Company RSUs. At the Effective Time, each Company RSU that, as of the Effective Time, is not a Vested Company RSU and is subject to performance-based vesting that has not become eligible for vesting as of the Effective Time under the terms of the applicable award agreement under which it was granted based on the actual or deemed achievement of the applicable performance-based metrics designated therein (including, for avoidance of doubt, any such achievement in connection with the consummation of transactions contemplated by this Agreement) (an “Unearned Company RSU”) will be cancelled for no consideration or payment. For the avoidance of doubt, any Company RSU that was subject to performance-based vesting that has become eligible for vesting as of the Effective Time under the terms of the applicable award agreement under which it was granted based on the actual or deemed achievement of the applicable performance-based metrics designated therein, but remains subject to time-based vesting under the terms of the applicable award agreement, will be treated in accordance with Section 2.8(a)(i) or Section 2.8(a)(ii), as applicable.

(b) Company Options.

(i) Vested Company Options. At the Effective Time, each outstanding option to purchase shares of Company Common Stock (a “Company Option”) under the applicable Company Equity Plan that is vested at the Effective Time (a “Vested Company Option”) will, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive (without interest) an amount in cash equal to (x) the total number of shares of Company Common Stock subject to the Vested Company Option multiplied by (y) the excess, if any, of the Per Share Price over the exercise price per share of Company Common Stock under such Vested Company Option, less applicable Taxes required to be withheld with respect to such payment (the “Vested Company Option Consideration”).

(ii) Unvested Company Options. At the Effective Time, each outstanding Company Option under the applicable Company Equity Plan that is not a Vested Company Option with a per share exercise price that is less than the Per Share Price (an “Unvested Company Option”) will, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the contingent right to receive from Parent or the Surviving Corporation a Converted Cash Award equal to (x) the total number of shares of Company Common Stock subject to such Unvested Company Option immediately prior to the Effective Time multiplied by (y) the excess of the Per Share Price over the exercise price per share of Company Common Stock under such Unvested Company Option, less applicable Taxes required to be withheld with respect to such payment. Except as otherwise provided in this Section 2.8, each such Converted Cash Award assumed and converted pursuant to this Section 2.8 will continue to have, and will be subject to, the same vesting terms and conditions (including acceleration provisions upon a qualifying termination of employment (if any)) as applied to the corresponding Company Option immediately prior to the Effective Time.

(iii) For the avoidance of doubt, any Company Option (whether vested or unvested) that has a per share exercise price that is greater than or equal to the Per Share Price will be cancelled at the Effective Time for no consideration or payment.

(c) Payment Procedures. At or prior to the Effective Time, Parent will deposit (or cause to be deposited) with the Company, by wire transfer of immediately available funds, the aggregate amount owed to holders of Vested Company Options and Vested Company RSUs with respect to such Vested Company Options and Vested Company RSUs (as applicable). As promptly as reasonably practicable following the Closing Date, but in no event later than the first regularly scheduled payroll date following the Closing Date (or, if such date is within three Business Days of the Closing Date, the second regularly scheduled payroll date following the Closing Date), the applicable former holders of Vested Company Options and Vested Company RSUs will receive a payment from the Surviving Corporation, through its payroll system or payroll provider, of the Vested Company Option Consideration and Vested Company RSU Consideration required to be paid to such former holders pursuant to this Section 2.8. To the extent required by Section 409A of the Code, any distributions to holders of a Converted Cash Award must be made prior to the date that is 5 years following the Effective Time and otherwise in accordance with Treasury Regulation Section 1.409A-3(i)(5)(iv)(A). The Surviving Corporation will pay any portion of a Converted Cash Award that vests to the applicable holder thereof no later than the first regularly scheduled payroll date following the date on which such portion vests (or, if such date is within three Business Days of the vesting date, the second regularly scheduled payroll date following the vesting date).

(d) Necessary Further Actions. Prior to the Effective Time, the Company will take all action within its power and authority reasonably necessary (including adopting any required resolutions) to effect the cancellation of Company Equity-Based Awards as of the Effective Time and to give effect to this Section 2.8 (including the satisfaction of the requirements of Rule 16b-3(e) promulgated under the Exchange Act). Subject to obtaining any required consents from the holders thereof, all Company Equity-Based Awards and all Company Equity Plans will terminate as of the Effective Time (but subject to the consummation of the Merger).

(e) Treatment of Employee Stock Purchase Plan. As soon as reasonably practicable following the date hereof, the Company will adopt resolutions and take other actions as may be required to provide that (i) each individual participating in an Offering Period (as defined in the ESPP) in progress on the date hereof will not be permitted to (x) increase his or her payroll contribution rate pursuant to the ESPP from the rate in effect as of the date hereof or (y) make separate non-payroll contributions to the ESPP on or following the date hereof, except as may be required by applicable Law, (ii) no individual who is not participating in the ESPP with respect to the current Offering Period as of the date of this Agreement will be allowed to commence participation in the ESPP following the date hereof, (iii) no new Offering Period or purchase period will commence pursuant to the ESPP after the date hereof, and (iv) the ESPP will terminate immediately after the purchases contemplated in the following sentence. Prior to the Effective Time, the Company will take all action that may be reasonably necessary to, effective upon the consummation of the Merger, (A) cause any Offering Period or purchase period under the ESPP that otherwise would be outstanding at the Effective Time to be terminated no later than two Business Days prior to the Closing Date; (B) make any pro-rata adjustments that may be necessary or advisable to reflect the shortened Offering Period or purchase period, but otherwise treat such shortened Offering Period or purchase period as a fully effective and completed Offering Period or purchase period for all purposes pursuant to the ESPP; and (C) cause the exercise (as of no later than one Business Day prior to the Closing Date) of each outstanding purchase right pursuant to the ESPP. On such exercise date, the Company will apply the funds credited as of such date pursuant to the ESPP within each participant’s account to the purchase of whole shares of Company Common Stock in accordance with the terms of the ESPP.

2.9 Exchange of Certificates.

(a) Payment Agent. Prior to the Closing, Parent will (i) select a bank or trust company reasonably acceptable to the Company to act as the payment agent for the Merger (the “Payment Agent”); and (ii) enter into a payment agent agreement, in form and substance reasonably acceptable to the Company, with such Payment Agent.

(b) Exchange Fund. At or prior to the Closing, Parent will deposit (or cause to be deposited) with the Payment Agent, by wire transfer of immediately available funds, for payment to the holders of shares of Company Common Stock pursuant to Section 2.7, an amount of cash equal to the aggregate consideration to which such holders of Company Common Stock become entitled pursuant to Section 2.7. Until disbursed in accordance with the terms and conditions of this Agreement, such cash will be invested by the Payment Agent, as directed by Parent or the Surviving Corporation, in (i) obligations of or fully guaranteed by the United States or any agency or instrumentality thereof and backed by the full faith and credit of the United States with a maturity of no more than 30 days; (ii) commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively; or (iii) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10,000,000,000 (based on the most recent financial statements of such bank that are then publicly available) (such cash and any proceeds thereon, the “Exchange Fund”). To the extent that (A) there are any losses with respect to any investments of the Exchange Fund; (B) the Exchange Fund diminishes for any reason below the level required for the Payment Agent to promptly pay the cash amounts contemplated by Section 2.7; or (C) all or any portion of the Exchange Fund is unavailable for Parent (or the Payment Agent on behalf of Parent) to promptly pay the cash amounts contemplated by Section 2.7 for any reason, then Parent will, or will cause the Surviving Corporation to, promptly replace or restore the amount of cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times fully available for distribution and maintained at a level sufficient for the Payment Agent to make the payments contemplated by Section 2.7. Any interest or other income from investment of the Exchange Fund will be payable to Parent or the Surviving Corporation, as Parent directs.

(c) Exchange and Payment Procedures.

(i) Certificated Shares. Promptly following the Effective Time (and in any event within one Business Day), Parent and the Surviving Corporation will cause the Payment Agent to mail to each holder of record (as of immediately prior to the Effective Time) of a certificate that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (other than Dissenting Company Shares and Owned Company Shares) (the “Certificates”) whose shares of Company Common Stock were converted into the right to receive the consideration payable in respect thereof pursuant to Section 2.7, (A) a letter of transmittal in customary form (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Payment Agent (or affidavit of loss in lieu of a Certificate as provided in Section 2.11)); and (B) instructions for use in effecting the surrender of the Certificates in exchange for the consideration payable in respect thereof pursuant to Section 2.7. Upon surrender to the Payment Agent of a Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 2.11) for cancellation, together with such letter of transmittal, duly completed and validly executed, in accordance with the terms of such materials and instructions, the holder of such Certificate will be entitled to receive in exchange for the number of shares represented by such Certificate (and Parent will cause the Payment Agent to pay and deliver in exchange therefor as promptly as practicable) an amount in cash (less any applicable withholding Taxes payable in respect thereof) equal to the product obtained by multiplying (1) the aggregate number of shares of Company Common Stock represented by such Certificate by (2) the Per Share Price. The Certificate so surrendered will be cancelled. The Payment Agent will accept Certificates upon compliance with such reasonable terms and conditions as the Payment Agent may impose to cause an orderly exchange thereof in accordance with customary exchange practices. No interest will be paid or accrued for the benefit of any holder of Certificates on the amount payable upon the surrender of such Certificates pursuant to this Section 2.9(c)(i). Until so surrendered, the Certificates will be deemed from and after the Effective Time to evidence only the right to receive the consideration payable in respect thereof pursuant to Section 2.7.

(ii) Uncertificated Shares. Notwithstanding anything to the contrary in this Agreement, any holder of shares of Company Common Stock held in book-entry form (the “Uncertificated Shares”) will not be required to deliver a Certificate or an executed letter of transmittal to the Payment Agent to receive the consideration payable in respect thereof pursuant to Section 2.7. In lieu thereof, each holder of record (as of immediately prior to the Effective Time) of an Uncertificated Share that immediately prior to the Effective Time represented an outstanding share of Company Common Stock (other than Dissenting Company Shares and

Owned Company Shares) whose shares of Company Common Stock were converted into the right to receive the consideration payable in respect thereof pursuant to Section 2.7 will, upon receipt of an “agent’s message” in customary form (it being understood that the holders of Uncertificated Shares will be deemed to have surrendered such Uncertificated Shares upon receipt of an “agent’s message” or such other evidence, if any, as the Payment Agent may reasonably request) at the Effective Time, be entitled to receive (and Parent will cause the Payment Agent to pay and deliver as promptly as practicable) an amount in cash (less any applicable withholding Taxes payable in respect thereof) equal to the product obtained by multiplying (A) the aggregate number of shares of Company Common Stock represented by such holder’s transferred Uncertificated Shares by (B) the Per Share Price. The Uncertificated Shares so surrendered will be cancelled. The Payment Agent will accept transferred Uncertificated Shares upon compliance with such reasonable terms and conditions as the Payment Agent may impose to cause an orderly exchange thereof in accordance with customary exchange practices. No interest will be paid or accrued for the benefit of any holder of Uncertificated Shares on the amount payable upon the surrender of such Uncertificated Shares pursuant to this Section 2.9(c)(ii). Until so surrendered, Uncertificated Shares will be deemed from and after the Effective Time to evidence only the right to receive the consideration payable in respect thereof pursuant to Section 2.7.

(d) DTC Payment. Prior to the Effective Time, Parent and the Company will cooperate to establish procedures with the Payment Agent and DTC with the objective that (i) if the Closing occurs at or prior to 11:30 a.m., Eastern time, on the Closing Date, then the Payment Agent will transmit to DTC or its nominees on the Closing Date an amount in cash, by wire transfer of immediately available funds, equal to the product obtained by multiplying (A) the number of shares of Company Common Stock (other than Owned Company Shares and Dissenting Company Shares) held of record by DTC or such nominee immediately prior to the Effective Time by (B) the Per Share Price (such amount, the “DTC Payment”); and (ii) if the Closing occurs after 11:30 a.m., Eastern time, on the Closing Date, then the Payment Agent will transmit the DTC Payment to DTC or its nominees on the first Business Day after the Closing Date.

(e) Transfers of Ownership. If a transfer of ownership of shares of Company Common Stock is not registered in the stock transfer books or ledger of the Company, or if the consideration payable is to be paid in a name other than that in which the Certificates surrendered or transferred in exchange therefor are registered in the stock transfer books or ledger of the Company, then the aggregate consideration payable pursuant to Section 2.7 may be paid to a Person other than the Person in whose name the Certificate so surrendered or transferred is registered in the stock transfer books or ledger of the Company only if such Certificate is properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer Taxes required by reason of the payment of the Per Share Price to a Person other than the registered holder of such Certificate, or established to the satisfaction of Parent (or any agent designated by Parent) that such transfer Taxes have been paid or are otherwise not payable. Payment of the consideration payable with respect to Uncertificated Shares will only be made to the Person in whose name such Uncertificated Shares are registered.

(f) Escheat. Notwithstanding anything to the contrary set forth in this Agreement, none of the Payment Agent, Parent, the Surviving Corporation or any other Party will be liable to a Company Stockholder for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates or Uncertificated Shares have not been surrendered immediately prior to the date on which any cash in respect of such Certificate or Uncertificated Share would otherwise escheat to or become the property of any Governmental Authority, then any such cash in respect of such Certificate or Uncertificated Share will, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(g) Distribution of Exchange Fund to Parent. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is one year after the Effective Time will be delivered to Parent upon demand, and any holders of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time who have not theretofore surrendered or transferred their Certificates or Uncertificated Shares representing such shares of Company Common Stock for exchange pursuant to this Section 2.9 will thereafter look solely to Parent for payment of the Per Share Price payable in respect of the shares of Company Common Stock represented by such Certificates or Uncertificated Shares (subject to abandoned property, escheat or similar Laws), solely as general creditors thereof, for any claim to the Per Share Price to which such holders may be entitled pursuant to Section 2.7.

2.10 No Further Ownership Rights in Company Common Stock. From and after the Effective Time, (a) all shares of Company Common Stock will no longer be outstanding and will automatically be cancelled and cease to exist; and (b) each holder of a Certificate or Uncertificated Shares previously representing any shares of Company Common Stock will cease to have any rights with respect thereto, except the right to receive the consideration payable therefor in accordance with Section 2.7 (or in the case of Dissenting Company Shares, the rights pursuant to Section 2.7(c)). The consideration paid in accordance with the terms of this Article II upon conversion of any shares of Company Common Stock will be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, there will be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation for any reason, they will (subject to compliance with the exchange procedures of Section 2.9(c)) be cancelled and exchanged as provided in this Article II.

2.11 Lost, Stolen or Destroyed Certificates. In the event that any Certificates have been lost, stolen or destroyed, the Payment Agent will issue in exchange therefor, upon the making of an affidavit of that fact by the holder thereof, the Per Share Price payable in respect thereof pursuant to Section 2.7. Parent or the Payment Agent may, in its discretion and as a condition precedent to the payment of such Per Share Price, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such amount as it may direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Payment Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.12 Required Withholding. Each of the Payment Agent, Parent, the Company and the Surviving Corporation, or any Subsidiary of Parent, the Company or the Surviving Corporation, will be entitled to deduct and withhold from any amounts payable pursuant to this Agreement to any Person such amounts as are required to be deducted or withheld therefrom pursuant to any applicable Laws related to Taxes. To the extent that such amounts are so deducted or withheld and paid over to the appropriate Governmental Authority, such amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made. Any payments under this Article II to Service Providers that are treated as compensation or wages for Tax purposes shall be made through the applicable payroll system.

2.13 Necessary Further Actions. If, at any time after the Effective Time, any further action is determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with the full right, title and possession of and to all rights and property of Merger Sub and the Company, then the officers and directors of the Surviving Corporation and Parent will be fully authorized (in the name of Merger Sub, in the name of the Company, and otherwise) to take such action.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

With respect to any Section of this Article III, except (a) as disclosed in the Company SEC Reports (including, for the avoidance of doubt, any document filed as an exhibit to such SEC Reports) filed prior to the date of this Agreement (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk” and any other disclosures contained or referenced therein of information, factors or risks that are predictive, cautionary or forward-looking in nature) to the extent the relevance of such disclosure as an exception to (or disclosure for the purpose of) a representation or warranty is reasonably apparent on the face of such disclosure or document (it being acknowledged and agreed that nothing disclosed in the Company SEC Reports will be deemed to modify or qualify the representations and warranties set forth in Sections 3.7 and 3.12(a)); or (b) as set forth in the Company Disclosure Letter, the Company represents and warrants to Parent and Merger Sub as follows:

3.1 Organization; Good Standing.

(a) The Company (i) is a corporation duly organized, validly existing and in good standing pursuant to the DGCL; (ii) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, use, lease or operate its properties and assets in the manner in which its properties and assets are presently being owned, used, leased or operated; and (iii) has the requisite corporate power and authority to perform its obligations under all Contracts by which it is bound except as would not reasonably be expected to have a Company Material Adverse Effect or would not reasonably be expected to prevent, materially impair or delay beyond the Termination Date the consummation of the Merger. The Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties and assets owned or leased or the nature of its activities make such qualification necessary (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or in good standing would not reasonably be expected to have a Company Material Adverse Effect or would not reasonably be expected to prevent, materially impair or delay beyond the Termination Date the consummation of the Merger. The Company is not in violation of the Charter or the Bylaws.

(b) The Company has made available to Parent true, correct and complete copies of the Charter and Bylaws. The Company has made available to Parent true, correct and complete copies, as of the date of this Agreement, of (i) the charters of all committees of the Company Board and (ii) each code of conduct or similar policy adopted by the Company, the Company Board, or any committee of the Company Board.

(c) Neither the Company or any Subsidiary of the Company owns any capital stock of, or any equity interest of any nature in, any other entity, other than (i) another Subsidiary of the Company or (ii) equity securities of publicly traded entities acquired for cash management or passive investment purposes in the ordinary course of business. None of the Acquired Companies is obligated to make, any future investment in or capital contribution to any other entity.

3.2 Corporate Power; Enforceability. Assuming that the representations and warranties of Parent and Merger Sub in Section 4.6 are true and correct, (a) the Company has the requisite corporate power and authority to (i) execute and deliver this Agreement; (ii) perform its covenants and obligations under this Agreement; and (iii) subject to receiving the Requisite Stockholder Approval, consummate the Merger and the other transactions contemplated by this Agreement; and (b) the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations under this Agreement, and, subject to receiving the Requisite Stockholder Approval, the consummation of the Merger and the other transactions contemplated by this Agreement have each been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability (A) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally; and (B) is subject to general principles of equity (the “Enforceability Limitations”).

3.3 Company Board Approval; Fairness Opinion; Anti-Takeover Laws.

(a) Company Board Approval. The Company Board (at a meeting duly called and held) has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to and in the best interests of the Company and its stockholders; (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger; (iii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations in this Agreement, and the consummation of the Merger upon the terms and subject to the conditions set forth in this Agreement; (iv) directed that the adoption of this Agreement be submitted to a vote of the Company Stockholders at a meeting of the Company Stockholders; (v) resolved to recommend that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the Merger in accordance with the DGCL (clause (v), the “Company Board Recommendation”); and (vi) to the extent necessary and assuming the accuracy of Parent’s representations and warranties set forth in Section 4.6, adopted a resolution having the effect of causing the Merger and the other transactions contemplated by this Agreement not to be subject to any state takeover law or similar Law that might otherwise apply to the Merger or any of the other transactions contemplated by this Agreement. As of the date of this Agreement, none of such board actions or board resolutions, including the Company Board Recommendation, have been rescinded, modified or withdrawn in any way, and, assuming the accuracy of Parent’s representations and warranties set forth in Section 4.6, no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery or performance of this Agreement by the Company, in each case other than, with respect to the consummation of the Merger, the receipt of the Requisite Stockholder Approval and the filing of the certificate of merger as required by the DGCL.

(b) Fairness Opinion. The Company Board received the written opinion (or an oral opinion to be confirmed in writing) of the Company Financial Advisor to the effect that, as of the date of such opinion and based upon and subject to the various matters, limitations, qualifications and assumptions set forth therein, the Per Share Price to be received by the holders of shares of Company Common Stock (other than Parent or any Affiliate of Parent, if applicable) pursuant to this Agreement is fair from a financial point of view to such holders (it being understood and agreed that such opinion is for the benefit of the Company Board and may not be relied upon by Parent or Merger Sub). The Company will furnish, after receipt thereof, an accurate and complete copy of such opinion to Parent solely for informational purposes.

(c) Anti-Takeover Laws. Assuming that the representations of Parent and Merger Sub set forth in Section 4.6 are true and correct, the Company Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar applicable “anti-takeover” Law are not, and will not, be applicable to the execution, delivery and performance of this Agreement and to the consummation of the Merger and the other transactions contemplated by this Agreement. None of such actions by the Company Board has been amended, rescinded or modified. Except, for the avoidance of doubt, pursuant to Section 262 of the DGCL and any applicable Antitrust Laws and Foreign Direct Investment Laws, there are no other “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statutes or regulations (each, a “Takeover Statute”) applicable to, or purporting to be applicable to, this Agreement, any Acquired Company, the Merger or any of the other transactions contemplated by this Agreement, including any Takeover Statute that would limit or restrict Parent or any of its Affiliates from exercising its ownership of shares of Company Common Stock acquired in the Merger.

3.4 Requisite Stockholder Approval. Assuming that the representations and warranties of Parent and Merger Sub in Section 4.6 are true and correct, the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Company Common Stock (voting together as a single class) entitled to vote to adopt this Agreement (the “Requisite Stockholder Approval”) is the only vote of the holders of any class or series of Company Capital Stock that is required pursuant to applicable Law, the Charter or the Bylaws to adopt this Agreement and consummate the Merger.

3.5 Non-Contravention. Assuming that the representations and warranties of Parent and Merger Sub in Section 4.6 are true and correct, the execution, delivery or performance of this Agreement by the Company, the performance by the Company of its covenants and obligations under this Agreement, and the consummation of the Merger or any of the other transactions contemplated by this Agreement will not (with or without notice or lapse of time) (a) contravene, conflict with or result in a violation of (i) any provision of the Charter or the Bylaws or (ii) the equivalent organizational or governing documents of any Subsidiary of the Company; (b) violate, contravene, conflict with, result in the breach of, constitute a default pursuant to, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration pursuant to or loss of any benefit under any Material Contract; (c) result in the transfer of any asset of any of the Acquired Companies to any Person; (d) assuming compliance with the matters referred to in Section 3.6 and, in the case of the consummation of the Merger, subject to obtaining the Requisite Stockholder Approval, (i) violate, conflict with or give any Governmental Authority the right to exercise any remedy or obtain any relief under, any Law or any Order applicable to the Company or any of its Subsidiaries or by which any of their respective properties or assets are bound or (ii) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by any of the Acquired Companies; or (e) result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the properties or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (a)(ii), (b), (c), (d) and (e), for such violations, conflicts, breaches, defaults, terminations, accelerations, loss of benefit, cancellations, modifications or Encumbrances that would not have a Company Material Adverse Effect or would not reasonably be expected to prevent, materially impair or delay beyond the Termination Date the consummation of the Merger.

3.6 Requisite Governmental Approvals. No Consent from, authorization of, filing or registration with, or notification to any Governmental Authority is required on the part of any Acquired Company in connection with the (a) execution and delivery of this Agreement by the Company; (b) performance by the Company of its covenants and obligations pursuant to this Agreement; or (c) consummation of the Merger or any of the other transactions contemplated by this Agreement, except (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Company and its Subsidiaries are qualified to do business; (ii) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the HSR Act and any applicable foreign Antitrust Laws; and (iv) such other Consents the failure of which to obtain would not reasonably be expected to have a Company Material Adverse Effect or would not reasonably be expected to prevent, materially impair or delay beyond the Termination Date the consummation of the Merger.

3.7 Company Capitalization.

(a) Capital Stock and Related Matters.

(i) Authorized Capital Stock and Stock Reservation. The authorized capital stock of the Company consists of (A) 500,000,000 shares of Company Class A Common Stock; (B) 500,000,000 shares of Company Class B Common Stock; and (C) 10,000,000 shares of Company Preferred Stock. As of the Capitalization Date, the Company has reserved (i) 17,643,263 shares of Company Class A Common Stock for issuance pursuant to the Company Equity Plans that are unallocated and remain available for issuance, and (ii) 4,010,253 shares of Company Class A Common Stock for purchase under the ESPP.

(ii) Current Capitalization. As of the Capitalization Date, (A) 64,377,427 shares of Company Class A Common Stock were issued and outstanding; (B) 7,886,450 shares of Company Class B Common Stock were issued and outstanding; (C) no shares of Company Preferred Stock were issued and outstanding; (D) Company Equity-Based Awards representing the right to receive up to 7,951,584 shares of Company Class A Common Stock were outstanding, excluding any such awards covered by the following clause (E); (E) Company Options to acquire 633,343 shares of Company Class A Common Stock and 381,735 shares of Company Class B Common Stock were outstanding; and (F) (i) $400,000,000 aggregate principal amount of the Company 2024 Convertible Notes (with a conversion rate as of the date of this Agreement equal to 5.2809 shares of Company Common Stock per $1,000 principal amount, subject to adjustment) and (ii) $400,000,000 aggregate principal amount of the Company 2026 Convertible Notes due 2026 (with a conversion rate as of the date of this Agreement equal to 5.2809 shares of Company Common Stock per $1,000 principal amount, subject to adjustment) were outstanding.

(iii) Validity; No Other Issuances. All outstanding shares of Company Common Stock are duly authorized and validly issued, fully paid, nonassessable and free of any preemptive rights and were issued in accordance with applicable Law and the organizational documents of the Company. Since the close of business on the Capitalization Date until the date of this Agreement, the Company has not issued or granted any Company Securities other than pursuant to the exercise, vesting, or settlement of Company Equity-Based Awards granted prior to Capitalization Date and in accordance with their terms, the conversion of the Company Convertible Notes in accordance with their terms, or the conversion of shares of Company Class B Common Stock into shares of Company Class A Common Stock pursuant to the terms of the Charter.

(iv) Other than the Company Capped Call Confirmations and subject to the terms of the Charter, none of the Acquired Companies is under any obligation or a party to any Contract that obligates it to repurchase, redeem or otherwise acquire any Company Securities. The Company is not a party to any Contract relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Company Securities.

(v) There are no shares of Company Common Stock held by (A) any of the Subsidiaries of the Company or (B) the Company as treasury shares.

(b) No Other Company Securities. Except as set forth in this Section 3.7, as of the Capitalization Date there were (i) no outstanding shares of capital stock of, or other equity or voting interest in, the Company; (ii) other than the Company Convertible Notes, no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company; (iii) other than the Company Convertible Notes, no outstanding options, warrants or other rights or binding arrangements to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company; (iv) other than the Company Convertible Notes, no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security, or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company; (v) no outstanding shares of restricted stock, restricted stock units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, the Company (the items in clauses (i), (ii), (iii), (iv) and (v), collectively with the Company Capital Stock, the “Company Securities”); (vi) no voting trusts, proxies or similar arrangements or understandings to which the Company is a party or by which the Company is bound with respect to the voting of any shares of capital stock of, or other equity or voting interest in, the Company; (vii) no obligations or binding commitments of any character restricting the transfer of any shares of capital stock of, or other equity or voting interest in, the Company to which the Company is a party or by which it is bound; and (viii) other than the Company Convertible Notes, no other obligations by the Company to make any payments based on the price or value of any Company Securities. There are no accrued and unpaid dividends with respect to any outstanding shares of Company Capital Stock. The Company does not have a stockholder rights plan (or similar plan commonly referred to as a “poison pill”) in effect.

(c) Section 3.7(c) of the Company Disclosure Letter accurately sets forth the following information with respect to each Company Equity-Based Award outstanding as of 5:00 p.m. (California time) on the Capitalization Date: (i) the Company Equity Plan (if any) pursuant to which such Company Equity-Based Award was granted; (ii) the name of the holder of such Company Equity-Based Award; (iii) the number of shares of Company Class A Common Stock or Company Class B Common Stock subject to such Company Equity-Based Award (including, for Company Equity-Based Awards subject to performance-based vesting requirements, if any, both the target and the maximum number of shares of Company Class A Common Stock or Company Class B Common Stock); (iv) the exercise price (if any) of such Company Equity-Based Award; (v) the date on which such Company Equity-Based Award was granted; (vi) the date on which such Company Equity-Based Award expires; (vii) if such Company Equity-Based Award is a Company Option, whether it is an “incentive stock option” (as defined in the Code)

or a non-qualified stock option; (viii) if such Company Equity-Based Award is a Company RSU, the dates on which shares of Company Class A Common Stock are scheduled to be delivered, if different from the applicable vesting schedule; and (ix) whether the vesting of such Company Equity-Based Award differs materially from the Company’s standard vesting schedule. The exercise price of each Company Option is no less than the fair market value of a share of Company Class A Common Stock or Company Class B Common Stock, as applicable, as determined on the date of grant of such Company Option. All grants of Company Equity-Based Awards were recorded on the Company’s financial statements (including any related notes thereto) contained in the Company SEC Reports in accordance with GAAP, and no such grants involved any “back dating,” “forward dating” or similar practices with respect to the effective date of grant (whether intentionally or otherwise).

3.8 Subsidiaries.

(a) Subsidiaries. Section 3.8(a) of the Company Disclosure Letter contains a true, correct and complete list of the name and jurisdiction of organization or formation of each Subsidiary of the Company. Each Subsidiary of the Company (i) is duly organized or formed, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization or formation (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States), except where the failure to be in good standing would not have a Company Material Adverse Effect; (ii) has the requisite corporate or entity power and authority to conduct its respective business as it is presently being conducted and to own, lease or operate its respective properties and assets in the manner in which its properties and assets are presently being owned, used leased or operated and (iii) has the requisite power and authority to perform its obligations under all Contracts by which it is bound, except as would not reasonably be expected to have a Company Material Adverse Effect. Each Subsidiary of the Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or in good standing would not reasonably be expected to have a Company Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of the certificates of incorporation, bylaws and other similar organizational documents of each “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC) of the Company, each as amended to date. No Subsidiary of the Company is in violation of its charter, bylaws or other similar organizational documents, except for such violations that would not have a Company Material Adverse Effect.

(b) Capital Stock of Subsidiaries. All of the outstanding capital stock of, or other equity or voting interest in, each Subsidiary of the Company (i) has been duly authorized, validly issued and is fully paid, nonassessable and free of any preemptive rights; and (ii) except for director’s qualifying or similar shares, is owned, directly or indirectly, by the Company, free and clear of all liens (other than Permitted Encumbrances) and any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest).

(c) No Other Interests in Subsidiaries. There are no outstanding (i) securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company; (ii) options, warrants or other rights or arrangements obligating the Company or any of its Subsidiaries to acquire or redeem from any Subsidiary of the Company, or that obligate any Subsidiary of the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for, shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company; or (iii) obligations of any Subsidiary of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security, or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, such Subsidiary to any Person other than the Company or one of its Subsidiaries.

3.9 Company SEC Reports. The Company has timely filed with or furnished to the SEC all registration statements, proxy statements, Certifications and other statements, schedules, forms, reports and documents that have been required to be filed by it pursuant to applicable Laws since the Lookback Date and prior to the date of this Agreement (such statements, schedules, forms, reports and documents, the “Company SEC Reports”). Each Company SEC Report complied as to form, as of its filing date, or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, in all material respects with the applicable requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as the case may be, each as in effect on the date that such Company SEC Report was filed. True, correct and complete copies of all Company SEC Reports are publicly available in the Electronic Data Gathering, Analysis and Retrieval database of the SEC. As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), each Company SEC Report did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. With respect to each annual report on Form 10-K and each quarterly report on Form 10-Q included in the Company SEC Reports, the principal executive officer and principal financial officer of the Company have made all Certifications, and the statements contained in each Certification are accurate and complete as of its date. For purposes of this Agreement, (a) “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act, and (b) the term “file” and variations thereof shall be broadly construed to include any manner in which any document or information is furnished, supplied or otherwise made available to the SEC. As of the date of this Agreement, there are no unresolved comments issued by the staff of the SEC with respect to any of the Company SEC Reports. No Subsidiary of the Company is required to file any forms, reports or documents with the SEC.

3.10 Company Financial Statements; Internal Controls.

(a) Company Financial Statements. The consolidated financial statements (including any related notes and auditor reports) of the Company and its Subsidiaries contained or incorporated by reference in the Company SEC Reports (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes thereto or as otherwise permitted by Form 10-Q with respect to any financial statements filed on Form 10-Q and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments); and (iii) fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended. No financial statements of any Person that is not an Acquired Company are required by GAAP to be included in the financial statements of the Company and its Subsidiaries. There are no unconsolidated Subsidiaries of the Company or, since the Lookback Date, any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the SEC. Since the Lookback Date, there have been no changes in any of the Company’s accounting policies or in the methods of making accounting estimates or changes in estimates that, individually or in the aggregate, are material to the financial statement (including, any related notes thereto) of the Company and its Subsidiaries contained in the Company SEC Reports, except as described in the Company SEC Reports or except as may have been required or permitted by any regulatory authority. The reserves reflected in such financial statements have been determined and established in accordance with GAAP and have been calculated in a consistent manner.

(b) Disclosure Controls and Procedures. The Company has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” (in each case as defined pursuant to Rule 13a-15 and Rule 15d-15 promulgated under the Exchange Act). The Company’s disclosure controls and procedures are reasonably designed to ensure that all (i) material information required to be disclosed by the Company in the reports that it files or furnishes pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC; and (ii) such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2022, and such assessment concluded that such system was effective. The Company’s independent registered public accounting firm has issued (and not subsequently withdrawn or qualified) an attestation report concluding that the Company maintained effective internal control over financial reporting as of December 31, 2022. Since December 31, 2022, and through the date of this Agreement, to the Knowledge of the Company, no events have occurred such that management would not be able to complete its assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ending December 31, 2023, and conclude, after such assessment, that such system was effective. Since the Lookback Date, the principal executive officer and principal financial officer of the Company have each made all certifications required by the Sarbanes-Oxley Act. Neither the Company nor its principal executive officer or principal financial officer has received notice or, to the Knowledge of the Company, other communication from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(c) Internal Controls. The Company has established and maintains a system of internal accounting controls that are effective in all material respects in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries; (ii) provide reasonable assurance that transactions are executed in accordance with management’s general or specific authorizations and are recorded as necessary to permit preparation of financial statements in accordance with GAAP and to maintain asset accountability and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with appropriate authorizations of the Company’s management and the Company Board; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) provide assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries. The Company has not had, nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm has identified or been made aware of (A) any significant deficiency or material weakness (each as defined in Rule 13a-15(f) of the Exchange Act) in the system of internal control over financial reporting utilized by the Company and its Subsidiaries that is reasonably likely to adversely affect the Company’s ability to record, process, summarize, and report financial information; or (B) any fraud that involves the Company’s management or any other employee who has (or has had) a role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and its Subsidiaries.

(d) The Company is in compliance in all material respects with the provisions of the Sarbanes-Oxley Act applicable to it. No Acquired Company has outstanding, or has arranged any outstanding, “extension of credit” to any director or executive officer within the meaning of Section 402 of the Sarbanes-Oxley Act.

(e) Section 3.10(e) of the Company Disclosure Letter sets forth the cash balances amounts of the Acquired Companies as of November 30, 2023 in each jurisdiction in which the Acquired Companies hold cash and cash equivalents.

3.11 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities of a nature required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP, other than liabilities (a) reflected or otherwise reserved against in the Audited Company Balance Sheet or in the consolidated financial statements of the Company and its Subsidiaries (including the notes thereto) included in the Company SEC Reports filed prior to the date of this Agreement; (b) arising pursuant to this Agreement or incurred in connection with the Merger; (c) that have been incurred by the Acquired Companies since the date of the Unaudited Company Balance Sheet in the ordinary course of business; or (d) that would not, individually or in the aggregate, have a Company Material Adverse Effect. No Acquired Company is a party to, or has any commitment to become a party to, any “off-balance sheet arrangement” that would be required to be disclosed pursuant to Item 303 of Regulation S-K promulgated under the Securities Act.

3.12 Absence of Certain Changes.

(a) No Company Material Adverse Effect. Since the date of the Audited Company Balance Sheet through the date of this Agreement, there has not occurred a Company Material Adverse Effect.

(b) Forbearance. Since January 1, 2023, through the date of this Agreement, (i) the business of the Company and its Subsidiaries has been conducted in the ordinary course of business, in all material respects; and (ii) neither the Company nor any Subsidiary has taken any action, that, if taken or proposed to be taken after the date of this Agreement, would be prohibited by Section 5.2(a), Section 5.2(b), Section 5.2(d), Section 5.2(e), Section 5.2(f), Section 5.2(g), Section 5.2(h), Section 5.2(j), Section 5.2(m), Section 5.2(n), Section 5.2(o)(i) or Section 5.2(u) (with respect to any of the foregoing).

3.13 Material Contracts.

(a) Material Contracts. Section 3.13(a) of the Company Disclosure Letter contains a true, correct and complete list of all Material Contracts as of the date of this Agreement (other than (i) any Material Contracts contemplated by clause (i) of the definition of “Material Contract”, (ii) any Material Contracts which have otherwise been made publicly available pursuant to the Company SEC Reports, and (iii) Material Contracts contemplated by clause (xiii) of the definition of “Material Contract” that are order forms, purchase orders and other similar documents entered into in the ordinary course of business), and, a true, correct and complete copy of each Material Contract has been made available to Parent.

(b) Validity. Each Material Contract is valid and binding on the Company or each such Subsidiary of the Company party thereto, is in full force and effect and is enforceable in accordance with its terms, subject to the Enforceability Limitations. Except as would not be material to the Company and its Subsidiaries, taken as a whole, (i) none of the Company, any of its Subsidiaries nor, to the Knowledge of the Company, any other party thereto, is in breach of or default pursuant to any Material Contract, and (ii) to the Knowledge of the Company, no event has occurred and no circumstance or condition exists, that (with or without notice or lapse of time) that could reasonably be expected to (w) result in a breach or default pursuant to any Material Contract by the Company or any of its Subsidiaries, or any other party thereto; (x) give any Person the right to declare a default or exercise any remedy under any Material Contract; (y) give any Person the right to accelerate the maturity or performance of any Material Contract; or (z) give any Person the right to cancel, terminate or modify any Material Contract. As of the date of this Agreement, neither the Company nor any of its Subsidiaries have received written notice or, to the Knowledge of the Company, other communication from any other party to a Material Contract that such other party intends to terminate, renegotiate or reduce its relationship with any Acquired Company, except for such notices and communicates to terminate, renegotiate or reduce its relationship that would not have a Company Material Adverse Effect. Since the Lookback Date and the date of this Agreement, none of the Acquired Companies has received any written notice or, to the Knowledge of the Company, other communication regarding any actual or possible material violation or breach of, or material default under, any Material Contract that remain unresolved as of the date of this Agreement.

3.14 Real Property.

(a) Owned Real Property. Neither the Company nor any of its Subsidiaries owns or has ever owned any real property.

(b) Leased Real Property. Section 3.14(b) of the Company Disclosure Letter contains a true, correct and complete list, as of the date of this Agreement, of all of the existing leases, subleases, licenses or other agreements pursuant to which the Company or any of its Subsidiaries leases, subleases, licenses, uses or occupies, or has the right to use or occupy, now or in the future, any real property in excess of 35,000 square feet (such property, the “Leased Real Property,” and each such lease, sublease, license or other agreement, a “Lease”). The Company has made available to Parent true, correct and complete copies of all Leases (including all material modifications and amendments thereto). Except as set forth in Section 3.14(b) of the Company Disclosure Letter, there are no subleases, licenses, occupancy agreements or other contractual obligations by the Company or its Subsidiaries that grant the right of use or occupancy of any Leased Real Property in excess of 35,000 square feet to any Person other than the Acquired Companies, and there is no Person in possession of any Leased Real Property other than the Acquired Companies. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Subsidiaries of the Company taken as a whole, (i) the Company or one of its Subsidiaries has valid leasehold estates in the Leased Real Property, free and clear of all Encumbrances (other than Permitted Encumbrances); (ii) neither the Company nor any of its Subsidiaries is in breach of or default pursuant to any Lease, nor, to the Knowledge of the Company, does there exist a fact or circumstance that, with the passing of time or the giving of notice, would become a breach or default pursuant to any Lease or permit the termination, modification or acceleration of rent under such Lease; (iii) each Lease is legal, valid, binding, enforceable and in full force and effect, except as such enforceability may be limited by the Enforceability Limitations; and (iv) the Company has not collaterally assigned or granted any other security interest in any such Lease or any interest therein.

(c) All material items of equipment and other tangible assets owned by or leased to the Acquired Companies (including the Leased Real Property) are adequate for the uses to which they are being put.

3.15 Environmental Matters. Except as would not reasonably be expected to have or result in a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries (a) has failed to comply with any Environmental Law or is or has been subject to any material liability under, applicable Environmental Laws, including timely applying for, possessing, maintaining, and materially complying with the terms and conditions of all material Governmental Authorizations or any authorizations from any Governmental Authority required under applicable Environmental Laws; (b) has received any written notice or, to the Knowledge of the Company, other communication from any Person alleging that the Company or any Subsidiary has violated any applicable Environmental Law; (c) has transported, produced, processed, manufactured, generated, used, treated, handled, stored, released, disposed, or owned or operated any property or facility contaminated by any Hazardous Substances so as to give rise to any liability (contingent or otherwise) pursuant to any applicable Environmental Law; (d) has exposed any person to Hazardous Substances so as to give rise to any liability (contingent or otherwise) pursuant to any applicable Environmental Law; or (e) is a party to or is the subject of any pending or, to the Knowledge of the Company, threatened Legal Proceeding that is (i) alleging the noncompliance by the Company or any of its Subsidiaries with any Environmental Law; or (ii) seeking to impose any financial responsibility for any investigation, cleanup, removal or remediation pursuant to any Environmental Law. The Company has made available to Parent copies of all material environmental assessments, Governmental Authorizations, reports, audits and other material documents in the Acquired Companies’ possession or under their control that relate to the Acquired Companies’ compliance with or any liability under any Environmental Law or the environmental condition of any real property that any of the Acquired Companies currently or formerly has owned, operated or leased.

3.16 Intellectual Property.

(a) Registered Intellectual Property. Section 3.16(a) of the Company Disclosure Letter sets forth a true, correct and complete list of (i) all Company Registered Intellectual Property and identifying for Company Registered Intellectual Property: (A) the jurisdiction in which such item of Company Registered Intellectual Property has been registered or filed and the applicable application, registration or serial number and date; and (B) the record owner and, if different, the legal owner and beneficial owner (and if any other Person has an ownership interest in such item of Company Registered Intellectual Property, the identity of such other owner and nature of such ownership interest) and (ii) all internet domain names registered by the Acquired Companies, including the domain name registrar. As of the date of this Agreement, the Company and its Subsidiaries have maintained all material Company Registered Intellectual Property in the ordinary course consistent with reasonable business practices, and has used reasonable business judgement in its prosecution, maintenance, and abandonment of Company Registered Intellectual Property. The Company Registered Intellectual Property is subsisting and, to the Knowledge of the Company, not invalid or unenforceable. Without limiting the generality of the foregoing, except as would not reasonably be expected to have a Company Material Adverse Effect: (i) with respect to each item of Company Registered Intellectual Property, all necessary: (A) fees, payments and filings have been timely submitted to the relevant Governmental Authority or domain name registrar; and (B) other actions have been timely taken, in the case of each of clauses “(A)” and “(B),” to maintain each such item of Company Registered Intellectual Property in full force and effect; and (ii) no Legal Proceeding is pending or, to the Knowledge of the Company, threatened, in which the ownership, scope, validity or enforceability of any Company Intellectual Property is being, has been, or would reasonably be expected to be contested or challenged. Except as would not reasonably be expected to have a Company Material Adverse Effect, (x) all assignments, documents and instruments necessary to perfect the rights of the Company or any of its Subsidiaries in any Company Registered Intellectual Property have been duly executed and validly delivered, filed and otherwise recorded in a timely manner with the appropriate Governmental Authority, and (y) each such recording is in compliance with all applicable Laws.

(b) Ownership. The Company and its Subsidiaries solely and exclusively own all right, title, and interest, free and clear of all Encumbrances other than Permitted Encumbrances, in and to the Company Intellectual Property. No funding of any Governmental Authority or research or educational institution were used to develop any part of the Company Intellectual Property in a manner that resulted in, or will result in, such Governmental Authority or research or educational institution being granted an ownership interest in the Company Intellectual Property. There are no restrictions on the Company or its Subsidiaries’ right to use, transfer or license any Company Intellectual Property, except for any such prohibitions or restrictions that would not have a Company Material Adverse Effect.

(c) Sufficiency. The Company and its Subsidiaries own or otherwise have sufficient rights in, and immediately after the Closing will continue to own and otherwise have sufficient rights in, all Technology and Intellectual Property Rights necessary to conduct the business of the Company and its Subsidiaries as currently conducted, except as would not reasonably be expected to have a Company Material Adverse Effect.

(d) No Order. No Company Intellectual Property (including any included in the Company’s current products) is subject to any Legal Proceeding or outstanding order against the Company or any of its Subsidiaries, in effect as of the date of this Agreement, prohibiting or materially restricting the Company or any of its Subsidiaries from using, transferring, or licensing thereof, except for any such prohibitions or restrictions that would not be material to the Acquired Companies, taken as a whole.

(e) IP Contracts. Section 3.16(e) of the Company Disclosure Letter sets forth a complete and accurate list of Contracts in effect as of the date of this Agreement pursuant to which (i) the Company or any of its Subsidiaries has assigned or granted a license, or other right to a third Person under any material Company Intellectual Property, other than (1) non-disclosure agreements, (2) Contracts with end users, customers, resellers, channel partners, and distributors to the extent granting non-exclusive licenses granted in connection with the provision, support, maintenance, or sale of any product or service of the Company or any of its Subsidiaries in the ordinary course of business; (3) OEM, strategic alliance and similar Contracts entered into in the ordinary course of business to the extent granting non-exclusive licenses; (4) Contracts with Service Providers and vendors to the extent granting non-exclusive licenses in connection with the counterparty’s provision of products or services to or for the Company or any of its Subsidiaries in the ordinary course of business; and (5) non-exclusive licenses authorizing use of brand materials, feedback, or other Intellectual Property Rights that are incidental to the primary purpose of the Contract; (ii) a third Person has granted a license or other right to any Intellectual Property Rights or Technology to the Company or any of its Subsidiaries that are material to the operation of the business of the Company or any of its Subsidiaries, taken as a whole, other than (A) non-disclosure agreements; (B) non-exclusive licenses or related services Contracts for commercially available, Technology or Intellectual Property Rights; (C) any licenses to Open Source Software or other data and materials licensed as open-source, public-source or freeware; (D) Contracts with Service Providers for the assignment of, or license to, any Intellectual Property Rights to the Company or any of its Subsidiaries; and (E) non-exclusive licenses authorizing use of brand materials, feedback or other Intellectual Property Rights that are incidental to the primary purpose of the Contract; (iii) any third party other than a Service Provider or other vendor has (either solely or jointly with the Company or any of its Subsidiaries) developed any Technology or Intellectual Property Rights for the Company or any of its Subsidiaries that are material to the operation of the business of the Company or any of its Subsidiaries, taken as a whole; or (iv) any settlement, co-existence, or covenant not to sue Contract to which the Company or any of its Subsidiaries is a party that, in each case, materially limits the Company’s rights and ability to exploit the Company Intellectual Property (all such Contracts that are, or are required to be, listed under clauses (i), (ii) or (iii) of this Section 3.16(e), the “IP Contracts”).

(f) Neither the execution, delivery or performance of this Agreement nor the consummation of any of the transactions contemplated by this Agreement will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare, any of the following (including if a Consent is required to avoid any of the following): (i) a loss of, or Encumbrance on, any Company Intellectual Property; (ii) the grant, assignment or transfer to any other Person of any license or other right, immunity, or interest under, in or to any Company Intellectual Property; (iii) a reduction of any royalties or other payments that Company or any of its Subsidiaries would otherwise be entitled to with respect to any Company Intellectual Property; or (iv) the Company or any of its Subsidiaries being obligated to pay any royalties or other amounts to any Person in excess of those payable by the Company or any of its Subsidiaries prior to the Closing, except, in each case, as would not reasonably be expected to be material to the Acquired Companies, taken as a whole.

(g) No Infringement. As of the date of this Agreement, none of the Company’s or its Subsidiaries’ products and services or the operation of any of their businesses infringes or misappropriates, or has since the Lookback Date infringed or misappropriated, the Intellectual Property Rights of any third Person, except where such infringement or misappropriation would not have a Company Material Adverse Effect. Without limiting the generality of the foregoing, no such infringement or misappropriation claim or Legal Proceeding is pending or threatened in writing against the Company or any of its Subsidiaries, and the Company and its Subsidiaries have not received any written notice of any such pending claim or Legal Proceeding against any other Person who is entitled pursuant to a contractual commitment by the Company or any of its Subsidiaries to be indemnified, defended, held harmless or reimbursed by the Company or any of its Subsidiaries, except in each case for such claims or Legal Proceedings as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Notwithstanding anything to the contrary in this Agreement, this Section 3.16(g) and Section 3.16(h) contain the only representations or warranties made by the Company with respect to infringement or misappropriation of Intellectual Property Rights of any third Person.

(h) No Notice of Infringement. Since the Lookback Date, neither the Company nor any of its Subsidiaries has received written notice from any third Person alleging that the Company’s or any of its Subsidiaries’ products or services or the operation of any of their businesses infringes or misappropriates the Intellectual Property Rights of any third Person or suggesting or offering that the Company or any of its Subsidiaries obtain a license to any Intellectual Property Rights of another Person and implying or suggesting that the Company or any of its Subsidiaries has been or is infringing or misappropriating such Intellectual Property Rights, in each case, in a manner that has or could reasonably be expected to result in a Company Material Adverse Effect to the Company, or challenging the ownership, validity or enforceability of any material Company Intellectual Property. Since the Lookback Date, neither the Company nor any of its Subsidiaries has made or asserted any written notice alleging infringement or misappropriation of any Company Intellectual Property or challenging the validity or enforceability of any Intellectual Property Rights.

(i) Employee Agreements. All of the current and former Service Providers of the Company and its Subsidiaries who have contributed to or participated in the conception or development of any Company Intellectual Property have entered into proprietary rights agreements with the Company or a Subsidiary in which they have validly, subject to limitations of applicable Law, assigned or vested ownership of all their rights in such Intellectual Property Rights to the Company or the Subsidiary and have agreed to maintain the confidentiality of such Intellectual Property Rights, except where the failure of such Persons to have entered into such agreements would not be material to the Acquired Companies, taken as a whole.

(j) Standards Group and Universities. Neither the Company nor any of its Subsidiaries has been a member or promoter of, or contributor to, any industry standards body or similar organization that requires or obligates the Company or any of its Subsidiaries to grant or offer to any third party any license or right to any Company Intellectual Property. To the Knowledge of the Company, no Governmental Authority, university, college, or other educational institution or research center has or purports to have any ownership in, any Company Intellectual Property.

(k) Protection of Trade Secrets. Except as would not be material to the Acquired Companies, taken as a whole, the Company and its Subsidiaries have taken reasonable steps to safeguard and maintain the secrecy of material confidential and proprietary information of or third-party data in the possession or under the control of, the Company or any of its Subsidiaries. Without limiting the foregoing, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has disclosed any material confidential and proprietary information to any other Person unless such disclosure was under a written non-disclosure agreement containing limitations on the use and disclosure of such information.

(l) Source Code Escrow. Neither the Company nor any of its Subsidiaries has disclosed, licensed, made available or delivered to any escrow agent or other Person any of the source code for any Company Software (except such a Person that is a Service Provider or vendor obligated in writing to (i) maintain the confidentiality of, and not disclose, such source code and (ii) use such source code only in the provision of services to the Company or any of its Subsidiaries), and, as of the date of this Agreement, no event has occurred that would legally require the Company or any of its Subsidiaries to do any of the foregoing. Neither this Agreement nor the consummation of the Merger will result in the disclosure, license, or making available or delivery to a third party of any source code included in the Company Software (including any release from escrow of any such source code).

(m) Open Source Software. The Company and its Subsidiaries have not used Open Source Software in any manner that, with respect to any Company Software, (i) requires its disclosure or distribution in source code form; (ii) requires the licensing thereof for the purpose of making derivative works; or (iii) imposes any restriction on the consideration to be charged for the distribution thereof, in each case in a manner that would cause a Company Material Adverse Effect. With respect to any Open Source Software that is used by the Company and its Subsidiaries, the Company or the applicable Subsidiary is in compliance with all applicable agreements with respect thereto, except for any such non-compliance that would not have a Company Material Adverse Effect.

(n) Company Software; Information Technology. The Systems (i) are adequate in all material respects for the operation of the businesses of the Company and its Subsidiaries as currently conducted by the Company and its Subsidiaries, and (ii) to the Knowledge of the Company, are free from any material defect, bug, viruses, worms, Trojan horses, or such code or programs or malicious code, other than those that are capable of remediation in the ordinary course of business without material and adverse financial impact on the Company and its Subsidiaries, taken as a whole, and (iii) are functional and operate and run in a reasonable and efficient business manner. Except as would not have a Company Material Adverse Effect, since the Lookback Date, there has been no material failures, outages or substandard performances or other adverse effects with respect to the Systems.

(o) AI. Section 3.16(o) of the Company Disclosure Letter contains (i) details of all Company Software developed by the Company or any of its Subsidiaries using any AI, including the identity of the AI development tool used and (ii) details of all AI developed by or on behalf of the Company or any of its Subsidiaries.

3.17 Privacy and Security.

(a) Except as would reasonably be expected to have a Company Material Adverse Effect, since the Lookback Date, (i) the Company and each of its Subsidiaries Processing of Protected Information has complied, and complies, with: (A) their obligations with respect to the Processing of Protected Information, privacy, and security under each Contract that such company is party to; (B) applicable Information Privacy and Security Laws; and (C) Privacy Notices ((A)-(C) collectively, “Privacy and Data Security Requirements”) and (ii) the Company and each of its Subsidiaries has obtained all necessary authorizations, rights, and consents, and/or has other sufficient lawful bases, to Process of Protected Information in such Company or any of its Subsidiary’s possession or under its control as Processed by or for the Company or any of its Subsidiaries to the extent required by applicable Information Privacy and Security Laws.

(b) Since the Lookback Date, employees of the Company and each of its Subsidiaries who have access to Protected Information have received training with respect to compliance with applicable Privacy Notices, Information Privacy and Security Laws and privacy and cybersecurity generally.

(c) Except as would not be material to the Acquired Companies, taken as a whole, the Company and each of its Subsidiaries have, since the Lookback Date: (i) maintained a commercially reasonable information security program that includes measures designed to protect the confidentiality, integrity and security of Protected Information and the IT Systems against any unauthorized use, access, interruption, modification or corruption and that: (A) complies with applicable Information Privacy and Security Laws; (B) identifies internal and external risks to the confidentiality, integrity and security of Protected Information; (C) monitors and protects Protected Information and all IT Systems (each to the extent within its possession or control) against, as applicable, any unauthorized Processing, interruption, modification or corruption; (D) implements, monitors and maintains commercially reasonable administrative, organizational, technical and physical safeguards to control the risks described in clauses “(B)” and “(C)” above; (E) is described in written data security policies, procedures, or other written documentation; (F) assesses the data security practices, programs and risks of the Company and each of its Subsidiaries; and (G) maintains incident response and notification measures in compliance with applicable Information Privacy and Security Laws, including in the case of any breach of security compromising Protected Information, and (ii) taken commercially reasonable steps to ensure that any third party authorized to Process Protected Information on behalf of the Company or any of its Subsidiaries provides commercially reasonable safeguards designed to protect Protected Information Processed by such third parties with respect to the sensitivity and access to such Protected Information.

(d) All of the Company Software and Company Products currently distributed or otherwise supported by the Acquired Companies are operational and conform in all material respects with their documentation. To the Knowledge of the Company, none of the Company Software or such Company Products currently distributed or otherwise supported by the Acquired Companies: (i) contains any bug, defect or error that adversely affects, in any material respect, the use, functionality or performance of such Company Software or such Company Product; or (ii) fails to comply in any material respect with any applicable express contractual warranty or other express contractual commitment provided by the Acquired Companies relating to the use, functionality, or performance of such Company Software or any such Company Product, in each case, except as would not reasonably be expected to be material to the Acquired Companies, taken as a whole.

(e) Except as would not reasonably be material to the Acquired Companies, taken as a whole, since the Lookback Date, there has been no data security breach of any IT System, or unauthorized Processing of any Protected Information, owned, Processed, or controlled by or on behalf of any of the Acquired Companies.

(f) Neither the Company nor any of its Subsidiaries (i) is, to the Knowledge of the Company, under investigation by any Governmental Authority for their violation of any Information Privacy and Security Law or (ii) has received any written notice or audit request from a Governmental Authority relating to any such violation.

(g) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies, taken as a whole, the (i) Processing of Protected Information by the Acquired Companies in connection with the transactions contemplated by this Agreement, and (ii) execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement, will not violate each of the Acquired Companies’ applicable Privacy Notices or applicable Information Privacy and Security Laws.

(h) Since the Lookback Date, each Acquired Company has: (i) taken commercially reasonable steps to secure all Company Software prior to selling, distributing, deploying or otherwise making it available and (ii) made patches and updates to the Company Software (where deemed appropriate in an Acquired Company’s reasonable business judgment, in accordance with industry standards), in each case with respect to (i) and (ii), except as would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies, taken as a whole. Without limiting the generality of the foregoing, since the Lookback Date, each Acquired Company has performed penetration tests and vulnerability scans of all Company Software, and except as would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Companies, taken as a whole, remediates vulnerabilities identified by any such tests or scans in accordance with industry standards. To the Knowledge of the Company and except as would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Companies, taken as a whole, no Company Product currently distributed or otherwise supported by any of the Acquired Companies contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry), software routine, disabling codes or instructions or any other code designed or intended to perform any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, Protected Information, information processed by Company Product (except, for the avoidance of doubt, license keys and other code intended to limit access to or use of such Software to an authorized user), or a computer system or network or other device on which such code is stored or installed; or (ii) damaging or destroying any data or file without an authorized party’s consent.

(i) The Systems are configured in accordance with, and perform, and have at all times since the Lookback Date performed, in compliance with commercially reasonable security standards applicable to the Acquired Companies’ business, except as would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Companies, taken as a whole. Since the Lookback Date, except as would not be material to the Acquired Companies, taken as a whole, the Systems have been maintained by technically competent personnel, in accordance with standards set by the manufacturers or otherwise in accordance with standards prudent in the industry. Except as would not reasonably be expected to be material to the Acquired Companies, taken as a whole, the Systems are in good repair and operating condition to effectively perform all information technology operations necessary to conduct each Acquired Company’s business as currently conducted by the applicable Acquired Company. Except as would not reasonably be expected to be material to the Acquired Companies, taken as a whole, since the Lookback Date, (A) there has been no failure, breakdown or continued substandard performance of any System that has caused a material disruption or interruption in or to the operation of any Acquired Company’s business, and (B) each Acquired Company has implemented reasonable backup, security and disaster recovery technology, plans, procedures and facilities.

3.18 Tax Matters.

(a) Tax Returns, Payments and Reserves. The Company and each of its Subsidiaries have (i) timely filed (taking into account valid extensions) all material Tax Returns required to be filed by any of them, and all such Tax Returns are true, correct, and complete in all material respects; and (ii) timely paid all material Taxes that are due and owing (whether or not shown on any Tax Return). The most recent financial statements contained in the Company SEC

Reports reflect a reserve in accordance with GAAP for all material Taxes accrued but not then payable by the Company and its Subsidiaries through the date of such financial statements, and since the date of such financial statements, neither the Company nor any of its Subsidiaries has taken any actions outside the ordinary course of the operation of the business of the Acquired Companies that have resulted in liabilities for material Taxes, except in connection with the transactions contemplated by this Agreement.

(b) No Waivers. Neither the Company nor any of its Subsidiaries has executed or agreed in writing to any waiver, except in connection with any ongoing Tax examination disclosed on Section 3.18(b) of the Company Disclosure Letter, of any statute of limitations on, or extended the period for the assessment or collection of, any material Tax, in each case that has not since expired, nor is any written request for any such waiver or extension from any Governmental Authority outstanding.

(c) Withholding Taxes. The Company and each of its Subsidiaries (i) has withheld with respect to their employees, directors, officers and other Persons all material amounts of U.S. federal and state income Taxes, Federal Insurance Contribution Act, Federal Unemployment Tax Act and other similar Taxes required to be withheld, and has complied in all material respects with related reporting and recordkeeping requirements (including properly filing all IRS Forms W-2 and 1099); and (ii) has timely paid over any amounts so withheld to the appropriate Tax authority.

(d) No Audits. No audits, suits, disputes, claims, assessments or other examinations or other proceedings with respect to material Taxes of the Company or any of its Subsidiaries are presently in progress or have been asserted or proposed in writing and have not been resolved. Within the past five years, no written claim has been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or such Subsidiary, as the case may be, is or may be subject to Tax in that jurisdiction. There are no written requests for rulings or determinations in respect of any Tax pending between the Company or any of its Subsidiaries, on the one hand, and any Governmental Authority, on the other hand.

(e) No Spin-offs. During the two years prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law).

(f) No Listed Transactions. Neither the Company nor any of its Subsidiaries has engaged in a “listed transaction” as set forth in Treasury Regulations Section 1.6011-4(b)(2) (or any corresponding or similar provision of state, local or foreign Tax Law).

(g) No Tax Agreements. Neither the Company nor any of its Subsidiaries (i) is a party to or bound by, or currently has any material liability pursuant to, any Tax sharing, allocation or indemnification agreement or obligation, other than any such agreement or obligation (A) entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes or (B) solely by and among any of the Company and its Subsidiaries; (ii) has any material liability for the Taxes of any Person other than the Company and its Subsidiaries pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) as a transferee or successor, or otherwise by operation of law; or (iii) has been a member of an Affiliated Group filing a combined, consolidated, unitary or other similar Tax Return (other than an Affiliated Group the common parent of which is the Company).

(h) No Tax Liens. There are no Encumbrances for Taxes on any assets of the Company or any of its Subsidiaries, other than Permitted Encumbrances.

(i) Proper Collection of Sales and Similar Taxes. Each Acquired Company has timely and properly collected all material sales, use, value-added and similar Taxes required to be collected, and has remitted to, or will remit on a timely basis, such amounts to the appropriate taxing authority. Each Acquired Company has materially complied with any applicable documentation requirements that may have been necessary in order to qualify for any claimed exemption from the collection of sales Taxes and the payment of use Taxes imposed on or due from the Acquired Companies.

(j) No Post-Closing Date Income Inclusions. Neither any Acquired Company nor Parent will be required to include any material item of income in, or exclude any material deduction from, taxable income for any taxable period (or portion thereof) ending on or after the Closing Date as a result of any: (i) change in method of accounting, or the use of an improper method of accounting, for a taxable period or year prior to the Closing Date with respect to the Company and any of its Subsidiaries (including, for the avoidance of doubt, any adjustment under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign Tax Law)); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date; (iii) intercompany transactions as described in Treasury Regulation Section 1.1502-13 (or any corresponding or similar provision of state, local or foreign Tax Law) or excess loss account described in Treasury Regulation Section 1.1502-19 (or any corresponding or similar provision of state, local or foreign Tax Law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid or deposit amount received on or prior to the Closing Date (other than in the ordinary course of business); and (vi) any settlement or elimination of any intercompany accounts, arrangements, understandings or contracts in place at the Closing;

(k) No Deferral of Taxes. No Acquired Company has inappropriately deferred the inclusion of any material amounts in taxable income pursuant to Internal Revenue Service Revenue Procedure 2004-34.

(l) Tax Treatment. Company is, and at all times since its formation has been, properly treated as a corporation for U.S. federal income tax purposes. The U.S. tax classification of each of the Subsidiaries pursuant to Treasury Regulations Section 301.7701-3 is disclosed in Section 3.18(l) of the Company Disclosure Letter.

3.19 Employee Plans.

(a) Company Benefit Plans. Section 3.19(a) of the Company Disclosure Letter lists each material Company Benefit Plan. With respect to each material Company Benefit Plan, to the extent applicable, the Company has made available to Parent true, correct and complete copies of (i) the most recent annual report on Form 5500 required to have been filed with the IRS for each Company Benefit Plan; (ii) the most recent determination letter, if any, from the IRS and all discrimination tests required under the Code for each Company Benefit Plan intended to be qualified under Section 401(a) of the Code for the most recent plan year for any Company Benefit Plan that is intended to qualify pursuant to Section 401(a) of the Code; (iii) the plan documents and summary plan descriptions, including any amendments or summaries of material modifications thereto; (iv) any related trust agreements; and (v) any material notices to or from the IRS or any office or representative of the United States Department of Labor or any similar Governmental Authority relating to any material compliance issues in respect of any such Company Benefit Plan since the Lookback Date. None of the Acquired Companies has committed to establish or enter into any new arrangement that would constitute a material Company Benefit Plan, or to materially modify any material Company Benefit Plan (except to conform any such Company Benefit Plan to the requirements of any applicable Laws).

(b) Absence of Certain Plans. No Company Benefit Plan is, and neither the Company nor any of its ERISA Affiliates has maintained, sponsored or contributed to or currently maintains, sponsors or participates in, or contributes to, or otherwise has any liability or obligation with respect to, (i) a “multiemployer plan” (as defined in Section 3(37) of ERISA); (ii) a “multiple employer plan” (as defined in Section 4063 or Section 4064 of ERISA); or (iii) a defined benefit pension plan or plan subject to Section 302 of Title I of ERISA, Section 412 of the Code or Title IV of ERISA.

(c) Compliance. Each Company Benefit Plan has been established, maintained, funded, operated and administered in all material respects in accordance with its terms and with all applicable Law, including the applicable provisions of ERISA, the Code and any applicable regulatory guidance issued by any Governmental Authority. Any Company Benefit Plan intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code and, to the Knowledge of the Company, no event has occurred since the date of the most recent determination that would reasonably be expected to adversely affect such qualification. Except as would not have a Company Material Adverse Effect, each International Employee Plan intended to qualify for special tax treatment satisfies the requirements for such treatment. Except as would not result in material liability to the Company, each of the Acquired Companies and ERISA Affiliates have timely made all contributions and other payments required by and due under the terms of each Company Benefit Plan, and, to the extent not yet due, such contributions and other payments have been adequately accrued in the consolidated financial statements (including any related notes) contained or incorporated by reference in the Company SEC Reports.

(d) Company Benefit Plan Legal Proceedings. There are no material Legal Proceedings pending or, to the Knowledge of the Company, threatened on behalf of or against any Company Benefit Plan, the assets of any trust pursuant to any Company Benefit Plan, or the plan sponsor, plan administrator or any fiduciary or any Company Benefit Plan with respect to the administration or operation of such plans, other than routine claims for benefits that have been or are being handled through an administrative claims procedure.

(e) No Prohibited Transactions. None of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any of their respective directors, officers, employees or agents has, with respect to any Company Benefit Plan, engaged in or been a party to any non-exempt “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) that could reasonably be expected to result in the imposition of a material penalty assessed pursuant to Section 502(i) of ERISA or a Tax imposed by Section 4975 of the Code, in each case applicable to the Company, any of its Subsidiaries or any Company Benefit Plan, or for which the Company or any of its Subsidiaries has any indemnification obligation.

(f) No Post-Termination Welfare Benefit Plan. No Company Benefit Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA) provides post-termination or retiree life insurance, health or other welfare benefits to any person, except as may be required by Section 4980B of the Code or any similar Law.

(g) Effect of Transaction; Section 280G. Except as set forth in Section 3.19(g) of the Company Disclosure Letter, and except as expressly required or provided by this Agreement, neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will (either alone or in combination with another event, whether contingent or otherwise): (i) result in any payment (whether of bonus, change in control, retention, severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Service Provider; or (ii) create any limitation or restriction on the right of any Acquired Company to merge, amend or terminate any Company Benefit Plan. Without limiting the generality of the foregoing, no amount payable to any Service Provider as a result of the execution and delivery of this Agreement or the consummation of any of the transactions contemplated by this Agreement (either alone or in combination with any other event) would be characterized as a parachute payment within the meaning of Section 280G of the Code. None of the Acquired Companies has any obligation to compensate or reimburse any Service Provider for any Taxes incurred by such Service Provider under Sections 409A or 4999 of the Code.

(h) Section 409A. Each Company Benefit Plan that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code and the regulations and guidance thereunder has been documented and operated in all material respects in compliance with Section 409A of the Code.

(i) International Employee Plans. Except as would not have a Company Material Adverse Effect, each International Employee Plan has, since the Lookback Date, been established, maintained and administered in compliance with its terms and conditions and with the requirements prescribed by any applicable Laws. No International Employee Plan has material unfunded liabilities that as of the Effective Time (according to the actuarial assumptions and valuations most recently used to determine employer contributions to and obligations under such International Employee Plan) will not be fully accrued for in its financial statements or fully offset by insurance.

3.20 Labor Matters.

(a) Union Activities; Labor Practices. Neither the Company nor any of its Subsidiaries is, or has been since the Lookback Date, a party to any collective bargaining agreement, labor union contract, trade union agreement, or other similar contract with any labor organization, works council or other such representative organizations of any employees of the Acquired Companies (collectively, “Labor Agreements”). To the Knowledge of the Company, there are no activities or proceedings of any labor, trade unions or other similar labor organizations, works council or other such representative organizations of any employees of the Acquired Companies (collectively, “Labor Entities”) to organize any employees of the Company or any of its Subsidiaries with regard to their employment with the Company or any of its Subsidiaries. To the Company’s Knowledge, there is no Labor Entity, which, pursuant to any applicable Law, collective bargaining agreement, works council, labor, voluntary recognition or similar agreement, must provide consent or otherwise be notified or consulted, or with which negotiations need to be conducted, in connection with any of the transactions contemplated by this Agreement. Since the Lookback Date, except as would not be material, none of the Acquired Companies has engaged in any unfair labor practice as defined in the National Labor Relations Act (an “Unfair Labor Practice”). Since the Lookback Date, there has not been any material Unfair Labor Practice complaint, charge or suit pending or, to the Knowledge of the Company, threatened in writing against any Acquired Company before the U.S. National Labor Relations Board or any similar body or Entity in the United States; No Labor Agreement is being negotiated (or, to the Knowledge of the Company required to be negotiated) by the Company or any of its Subsidiaries. To the Knowledge of the Company, there is no strike, lockout, slowdown, picket, boycott, group work stoppage or any similar activity against the Company or any of its Subsidiaries pending or threatened directly against the Company or any of its Subsidiaries.

(b) Termination. The employment of each employee of an Acquired Company who performs services for such Acquired Company exclusively or primarily in the United States is terminable by such Acquired Company “at will” and the employment of each employee of an Acquired Company who performs services for such Acquired Company exclusively or primarily outside the United States is terminable at the expiration of not more than four months’ notice (unless a longer period of notice is required by applicable local Law) and without giving rise to a payment of severance in excess of that required by applicable local Laws, except in each case as set forth in a written contract made available to Parent. The Company has made available to Parent accurate and complete copies of all material employee manuals and handbooks of the Acquired Companies in effect as of the date of this Agreement.

(c) Employment Law Compliance. Except as would not have a Company Material Adverse Effect, the Acquired Companies have been, since the Lookback Date, in compliance with applicable Laws and orders with respect to employment (including applicable Laws, rules and regulations regarding wage and hour requirements, classification (either as exempt or non-exempt, or as a contractor versus employee), immigration status, discrimination, harassment and/or retaliation in employment, employee health and safety, and collective bargaining). Neither the Company nor any of its Subsidiaries has effectuated, since the Lookback Date, a plant closing, termination, relocation, mass layoff, furlough, separation from position, reduction, or other termination of any current or former employee of the Company or any of its Subsidiaries that has triggered WARN. Except as would not be material to the Acquired Companies, taken as a whole, since the Lookback Date, the Acquired Companies have properly accrued in the ordinary course of business, and has timely made all payments for, all wages, overtime, salaries, commissions, bonuses, fees and other compensation for any services performed, for the Company or any of its Subsidiaries as of the date of this Agreement. Each employees of the Company or its Subsidiaries is, in all material respects, legally authorized to work in all locations where he or she performs services for the Acquired Companies.

(d) Misconduct Claims. To the Knowledge of the Company, since the Lookback Date, no claim of sexual harassment, sexual assault, or sexual misconduct, has been made, in any material respects, against any person who is or was an officer or director, of the Company or any of its Subsidiaries in such person’s capacity as such (a “Misconduct Claim”). Since the Lookback Date, neither the Company nor any of its Subsidiaries has entered into any material settlement agreement, tolling agreement, non-disparagement agreement, confidentiality agreement or non-disclosure agreement, relating to any Misconduct Claim.

3.21 Governmental Authorizations. Except for such non-compliance as would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Companies taken as a whole, (a) the Company and its Subsidiaries hold, and since the Lookback Date have held, all Governmental Authorizations, and have made all filings required under applicable Laws, that are required for the operation of the business of the Company and its Subsidiaries as currently conducted (such Governmental Authorizations, the “Required Governmental Authorizations”), (b) all such Required Governmental Authorizations are valid and in full force and effect, (c) each Acquired Company is and has always been in compliance with the terms and requirements of such Required Governmental Authorizations and (d) no suspension or cancellation of any of the Required Governmental Authorizations is pending or, to the Knowledge of the Company, threatened. Between the Lookback Date and the date of this Agreement, none of the Acquired Companies has received any written notice or, to the Knowledge of the Company, other communication from any Governmental Authority regarding (i) any actual or possible material violation of or material failure to comply with any term or requirement of any material Required Governmental Authorizations or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any material Required Governmental Authorizations. None of the Acquired Companies has received any material grant, incentive or subsidy from any Governmental Authority.

3.22 Compliance with Laws.

(a) General Compliance. Except as would not have a Company Material Adverse Effect or would not reasonably be expected to prevent, materially impair or delay beyond the Termination Date the consummation of the Merger, the Company and each of its Subsidiaries is in compliance with all Laws that are applicable to the Company and its Subsidiaries or to the conduct of the business or operations of the Company and its Subsidiaries. Since the Lookback Date, none of the Acquired Companies has received any written notice or, to the Knowledge of the Company, other written communication from any Governmental Authority or other Person regarding any actual or possible violation of, or failure to comply with, any Laws, except for such non-compliance as would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Companies, taken as a whole.

(b) International Trade Laws. Neither the Company nor any of its Subsidiaries, nor any of their respective officers, directors or employees, nor to the Knowledge of the Company, any agent or other third party representative acting on behalf and at the direction of the Company or any of its Subsidiaries (“Company Relevant Persons”), (i) is currently, or has been in the last 5 years a Sanctioned Person, or (ii) while acting for or on behalf of the Company, has in the past five years (A) violated International Trade Laws, or (B) engaged in any dealings or transactions, directly or indirectly, with or for the benefit of any Sanctioned Person or in any Sanctioned Country in violation of International Trade Laws.

(c) Anti-Bribery Laws. Since the past 5 years, the Company and each of its Subsidiaries, including each of their respective directors, officers or employees, and, to the Knowledge of the Company, the Company Relevant Persons have not, while acting on behalf of and at the direction of the Company or its Subsidiaries, directly or indirectly, (i) committed a violation of the FCPA or any other applicable U.S. or non-U.S. Laws relating to the prevention of corruption or bribery (“Anti-Bribery Laws”); or (ii) provided, accepted, given, received, offered, promised, or authorized or agreed to give or receive anything of value to or from any Government Official or any other Person to unlawfully obtain business, or direct business to any Person, or secure an advantage, in each case in violation of Anti-Bribery Laws. Neither the Company nor any of its Subsidiaries has violated or is in violation in any material respect of the U.S. Anti-Kickback Statute (42 U.S.C. Section 1302a-7(b)), the Federal False Claims Act (31 U.S.C. Sections 3729, et seq.) or any related or similar Law, and there has been no use or authorization of money or anything of value relating to any unlawful payment or secret or unrecorded fund or any false or fictitious entries made in the books and records of the Company or any of its Subsidiaries relating to the same.

(d) Anti-Bribery and Trade Controls Compliance. Neither the Company nor any of its Subsidiaries has been involved in any internal investigation, received from any Governmental Authority or other Person any written or, to the Knowledge of the Company, oral, notice, inquiry, or allegation, or made any disclosure to a Governmental Authority, in each case, related to International Trade Laws or Anti-Bribery Laws. The Company maintains, and has maintained, compliance policies, procedures, and internal controls reasonably calculated to ensure compliance with applicable Anti-Bribery Laws.

3.23 Legal Proceedings; Orders.

(a) No Legal Proceedings. There are no material Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or, as of the date of this Agreement, against any present or former officer or director of the Company or any of its Subsidiaries in such individual’s capacity as such. As of the date of this Agreement, there is no pending Legal Proceeding against any Acquired Company that would reasonably be expected to prevent, materially impair or delay beyond the Termination Date, the consummation of the Merger.

(b) No Orders. Neither the Company nor any of its Subsidiaries is subject to any Order of any kind or nature that would reasonably be expected to prevent or delay beyond the Termination Date the consummation of the Merger or the ability of the Company to fully perform its covenants and obligations pursuant to this Agreement.

3.24 Insurance.

(a) Policies and Programs. Except as would not reasonably be expected to have or result in a Company Material Adverse Effect, (i) each of the insurance policies and all self-insurance programs and arrangements relating to the business, assets and operations of the Company and its Subsidiaries is in full force and effect and all premiums due thereon have been paid in full, (ii) as of the date of this Agreement, no written notice of default or termination has been received by any Acquired Company in respect thereof.

(b) No Cancellation. As of the date of this Agreement, except as would not reasonably be expected to have or result in a Company Material Adverse Effect, since the Lookback Date, neither the Company nor any of its Subsidiaries have received any written notice or, to the Knowledge of the Company, other communication regarding any actual or possible (i) cancellation or invalidation of any such insurance policy other than in connection with ordinary renewals, (ii) refusal of any coverage or rejection of any claim under any insurance policy or (iii) adjustment in the amount of the premiums payable with respect to any insurance policy.

3.25 Related Person Transactions. Except for indemnification, compensation or other employment arrangements entered into in the ordinary course of business, there are no Contracts, transactions, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any director or officer) thereof, but not including any wholly owned Subsidiary of the Company, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders that have not been so disclosed.

3.26 Brokers. Except for the Company Financial Advisor, there is no financial advisor, investment banker, broker, finder, agent or other Person who is entitled to any financial advisor, investment banking, brokerage, finder’s or other similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of any of the Acquired Companies. The Company has furnished to Parent accurate and complete copies of all agreements under which any such fees, commissions or other amounts have been paid or may become payable in connection with the Merger or any of the other transactions contemplated by this Agreement.

3.27 Government Contracts. None of the Acquired Companies has (i) breached or violated in any respect any Law, certification, representation, clause, provision or requirement pertaining to any Government Contract, except as would not have a Company Material Adverse Effect; (ii) been suspended or debarred from bidding on government contracts by a Governmental Authority; (iii) to the Knowledge of the Company, been audited or investigated by any Governmental Authority with respect to any Government Contract (other than routine audits and similar inquiries); (iv) conducted or initiated any internal investigation with respect to any alleged or potential material irregularity, misstatement or omission arising under or relating to a Government Contract; (v) since the Lookback Date, received from any Governmental Authority or any other Person any written notice of breach, cure, show cause or default with respect to any Government Contract that remains unresolved as of the date of this Agreement; or (vi) since the Lookback Date, had any Government Contract terminated by any Governmental Authority or any other Person for default or failure to perform, except as would not, individually or in the aggregate, have a Company Material Adverse Effect. To the Knowledge of the Company, there are no outstanding or unsettled allegations of fraud, false claims or overpayments nor any investigations or audits by any Governmental Authority with regard to any of the Acquired Companies’ Government Contracts.

3.28 Exclusivity of Representations and Warranties.

(a) No Other Representations and Warranties. The Company, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV and the certificate delivered pursuant to Section 7.3(c):

(i) none of Parent, Merger Sub or any of their respective Subsidiaries (or any other Person) makes, or has made, any representation or warranty relating to Parent or Merger Sub, their Subsidiaries or any of their businesses, operations or otherwise in connection with this Agreement or the Merger; and

(ii) the representations and warranties made by Parent or Merger Sub in Article IV and in the certificate delivered pursuant to Section 7.3(c) are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and each of Parent and Merger Sub disclaims any other or implied representations or warranties, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).

(b) No Reliance. The Company, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV and in the certificate delivered pursuant to Section 7.3(c), it is not acting (including, as applicable, by entering into this Agreement or consummating the Merger) in reliance on or otherwise been induced by:

(i) any representation or warranty, express or implied;

(ii) any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to the Company, any other Acquired Company or any of their respective Affiliates or Representatives, including (A) in connection with presentations by or discussions with Parent (whether prior to or after the date of this Agreement); or (B) in any other forum or setting; or

(iii) the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company as follows:

4.1 Organization; Good Standing.

(a) Parent. Parent (i) is duly organized or formed, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization or formation; and (ii) has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets.

(b) Merger Sub. Merger Sub (i) is a corporation duly organized, validly existing and in good standing pursuant to the DGCL; and (ii) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. Merger Sub has been formed solely for the purpose of engaging in the Merger and, prior to the Effective Time, Merger Sub will not have engaged in any other business activities and will have incurred no material liabilities or obligations other than as contemplated by this Agreement. Parent is the sole record and beneficial stockholder of Merger Sub.

(c) Organizational Documents. Parent has made available to the Company true, correct and complete copies of the certificate of incorporation, bylaws and other similar organizational or governing documents of Parent and Merger Sub, each as amended to date. Neither Parent nor Merger Sub is in violation of its certificate of incorporation, bylaws or other similar organizational or governing document.

4.2 Power; Enforceability. Each of Parent and Merger Sub has the requisite corporate power and authority to (a) execute and deliver this Agreement; (b) perform its covenants and obligations under this Agreement; and (c) consummate the Merger and the other transactions contemplated by this Agreement. The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of its respective covenants and obligations under this Agreement, and the consummation of the Merger and the other transactions contemplated by this Agreement have each been duly authorized by all necessary action on the part of each of Parent and Merger Sub. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by the Enforceability Limitations.

4.3 Non-Contravention. The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of their respective covenants and obligations under this Agreement, and the consummation of the Merger do not (a) contravene, conflict with or result in a violation of any provision of the certificate of incorporation, bylaws or other similar organizational or governing documents of Parent or Merger Sub; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration pursuant to any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their properties or assets may be bound; (c) assuming the consents, approvals and authorizations referred to in Section 4.4 have been obtained, violate or conflict with any Law or any Order applicable to Parent or Merger Sub or by which any of their respective properties or assets are bound; or (d) result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the properties or assets of Parent or Merger Sub, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or Encumbrances that would not have a Parent Material Adverse Effect.

4.4 Requisite Governmental Approvals. No Consent from, authorization of, filing or registration with, or notification to, any Governmental Authority is required on the part of Parent, Merger Sub, Guarantors, any of their direct or indirect financing sources providing financing in connection with the Merger or any of their respective Affiliates in connection with the (a) execution and delivery of this Agreement by each of Parent and Merger Sub; (b) performance by each of Parent and Merger Sub of their respective covenants and obligations pursuant to this Agreement; or (c) consummation of the Merger or any of the other transactions contemplated by this Agreement, except (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Acquired Companies are qualified to do business; (ii) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the HSR Act and any applicable foreign Antitrust Laws; and (iv) such other Consents the failure of which to obtain would not have a Parent Material Adverse Effect.

4.5 Legal Proceedings; Orders.

(a) No Legal Proceedings. There are no Legal Proceedings pending or, to the knowledge of Parent or any of its Affiliates, threatened against Parent or Merger Sub that would have a Parent Material Adverse Effect.

(b) No Orders. Neither Parent nor Merger Sub is subject to any order of any kind or nature that would have a Parent Material Adverse Effect.

4.6 Ownership of Company Capital Stock. During the 3 years prior to the date of this Agreement, (a) neither Parent or Merger Sub has “owned” any shares of Company Capital Stock; and (b) none of Parent, Merger Sub, Guarantors or any of their respective Affiliates has been an “interested stockholder” (as such terms are defined in Section 203 of the DGCL) of the Company.

4.7 Brokers. There is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of Parent, Merger Sub or any of their Affiliates who is entitled to any financial advisor, investment banking, brokerage, finder’s or other similar fee or commission in connection with the Merger for which the Company or any of its Subsidiaries would be liable.

4.8 No Parent Vote or Approval Required. No vote or consent of the holders of any capital stock of, or other equity or voting interest in, Parent is necessary to approve this Agreement or the Merger.

4.9 Guarantee. Concurrently with the execution of this Agreement, Guarantors have delivered to the Company the duly executed Guarantees. The Guarantees are in full force and effect and constitutes a legal, valid and binding obligation of Guarantors, enforceable against it in accordance with their terms, except as enforcement may be limited by the Enforceability Limitations. No event has occurred that (with or without notice or lapse of time, or both) would, or would reasonably be expected to, constitute a default on the part of any Guarantor pursuant to the Guarantees.

4.10 Financing.

(a) Equity Commitment Letters. As of the date of this Agreement, Parent has delivered to the Company true, correct and complete copies of executed commitment letters, dated as of the date of this Agreement, between Parent and Guarantors (including all exhibits, schedules, annexes and amendments to each such letter in effect as of the date of this Agreement, the “Equity Commitment Letters”) pursuant to which Guarantors (together with each of their permitted assignees pursuant to the terms of the applicable Equity Commitment Letter, the “Equity Financing Sources”) have committed, subject to the terms and conditions thereof, to invest in Parent, directly or indirectly, the cash amounts set forth therein for the purpose of funding a portion of the aggregate value of the Merger (the “Equity Financing”). Each Equity Commitment Letter provides that the Company is an express third party beneficiary thereof in connection with the Company’s exercise of its rights under Section 9.10(b); and Parent and the Equity Financing Sources will not oppose the granting of an injunction, specific performance or other equitable relief in connection with the exercise by Company of such third party beneficiary rights on the basis that the Company has an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity.

(b) No Amendments. As of the date of this Agreement, (i) the Equity Commitment Letters and the terms of the Equity Financing have not been amended or modified; (ii) no such amendment or modification is contemplated; and (iii) the respective commitments contained in the Equity Commitment Letters have not been withdrawn, terminated, repudiated or rescinded in any respect, and no such withdrawal, termination, repudiation or rescission by Parent, Merger Sub, or any other party to the Equity Commitment Letters, is contemplated. There are no Contracts or other agreements, side letters or arrangements to which Parent, Merger Sub or any of the Equity Financing Sources or any of their Affiliates is a party relating to the funding, investing or use of the Equity Financing, other than as expressly set forth in the Equity Commitment Letters. Except as expressly set forth in the Equity Commitment Letter, there are no Contracts, agreements, side letters or arrangements that would permit the parties to the Equity Commitment Letters to reduce the amount of the Equity Financing, impose additional conditions precedent or that would otherwise materially affect the availability of the Equity Financing on the Closing Date.

(c) Sufficiency of Financing. Assuming the accuracy of the representations and warranties of the Company set forth in Section 3.7(a) and compliance in all material respects by the Company with each of its covenants set forth in Section 5.2(c) and Section 5.2(h), the aggregate amounts committed pursuant to the Equity Commitment Letters are sufficient to (i) make all payments contemplated by this Agreement to be paid in connection with the Closing (including the payment of all amounts payable pursuant to Article II in connection with or as a result of the Merger); and (ii) pay all fees, expenses and other amounts required to be paid at the Closing by the Company, Parent, Merger Sub, Guarantors or any of their respective Affiliates in connection with the Merger and the Equity Financing.

(d) Solvency. Parent is Solvent as of the date of this Agreement and, assuming the accuracy in all material respects of each of the Company’s representations herein at and after the Closing, Parent and the Company and its Subsidiaries (on a consolidated basis) will, after giving effect to the Merger, including the funding of the Equity Financing and payment of all other amounts required to be paid in connection with the consummation of the Merger, including the payment of all related fees and expenses, be Solvent at and immediately after the Closing. The term “Solvent” shall mean, with respect to a particular date, that on such date, (i) the sum of the assets, at a fair valuation, of Parent and, after the Closing, Parent and the Surviving Corporation and its Subsidiaries (on a consolidated basis) will exceed their debts, (ii) Parent and, after the Closing, Parent and the Surviving Corporation and its Subsidiaries (on a consolidated basis) has not incurred and does not intend to incur, and does not believe that it will incur, debts beyond its ability to pay such debts as such debts mature, and (iii) Parent has and, after the Closing, the Surviving Corporation and its Subsidiaries (on a consolidated basis) will have, sufficient capital and liquidity with which to conduct its business. For purposes of this Section 4.10(d), “debt” means any liability on a claim, and “claim” means any (A) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, and (B) any right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

(e) Validity; No Contrary Expectation. The Equity Commitment Letters (each in the forms delivered by Parent to the Company) are in full force and effect and constitute the legal, valid and binding obligations of Parent, Merger Sub and the other parties thereto, as applicable, enforceable against Parent, Merger Sub and the other parties thereto, as applicable, in accordance with their terms, except, in each case, as enforcement may be limited by the Enforceability Limitations. Other than as expressly set forth in the Equity Commitment Letters, there are no conditions precedent related to the funding, investing or use of the Equity Financing pursuant to any agreement relating to the Equity Financing to which the Parent, Merger Sub, Guarantors or any of their respective Affiliates is a party. As of the date of this Agreement, none of Parent, Merger Sub or any other party to the Equity Commitment Letters, as applicable, has committed any breach of any of its covenants or other obligations set forth in, or is in default under, any of the Equity Commitment Letters. As of the date of this Agreement, to the knowledge of Parent, no event has occurred or circumstance exists that (with or without notice or lapse of time, or both) would, or would reasonably be expected to, (i) constitute or result in a breach or default on the part of any Person under any of the Equity Commitment Letters; (ii) constitute or result in a failure to satisfy any of the conditions precedent to receipt of the Equity Financing set forth in any of the Equity Commitment Letters; (iii) make any of the statements set forth in the Equity Commitment Letters inaccurate in any material respect; or (iv) otherwise result in any portion of the Equity Financing not being available at the Closing. As of the date of this Agreement, Parent has no reason to believe that (A) it will be unable to satisfy on a timely basis any term or condition of the Equity Financing to be satisfied by it that is within its control; or (B) assuming the satisfaction of the conditions to Parent’s and Merger Sub’s obligation to consummate the Merger in Article VII, the full amounts committed pursuant to the Equity Commitment Letters will not be available as of the Closing. As of the date of this Agreement, Parent, Merger Sub, Guarantors and each of their respective Affiliates have fully paid, or caused to be fully paid, all commitment or other fees, expenses, premiums and charges that are due and payable on or prior to the date of this Agreement pursuant to the terms of the Equity Commitment Letters or in connection with the Equity Financing.

(f) No Exclusive Arrangements. As of the date of this Agreement, none of Parent, Merger Sub, Guarantors or any of their respective Affiliates has entered into any Contract, arrangement or understanding prohibiting or seeking to prohibit any bank, investment bank, private equity fund, private credit provider or other potential provider of debt financing from providing or seeking to provide debt financing or financial advisory services to any Person in connection with a transaction relating to the Company or any of its Subsidiaries in connection with the Merger.

4.11 Absence of Stockholder and Management Arrangements. As of the date of this Agreement, other than this Agreement and the Confidentiality Agreements, none of Parent, Merger Sub or any of their respective Affiliates is a party to any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any stockholder, director, officer, manger, member, employee or Affiliate of the Company or any of its Subsidiaries (a) relating to (i) this Agreement or the Merger; or (ii) the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time; or (b) pursuant to which any (i) holder of Company Common Stock would be entitled to receive consideration of a different amount or nature than the Per Share Price in respect of such holder’s shares of Company Common Stock; (ii) holder of Company Common Stock has agreed to approve this Agreement or vote against any Superior Proposal; or (iii) Person other than the Guarantors has agreed to provide, directly or indirectly, an equity investment to Parent, Merger Sub or the Company to finance any portion of the Merger.

4.12 No Foreign Person. Each of Parent and Merger Sub is not, and is not controlled by, a “foreign person” (as defined in the DPA).

4.13 Exclusivity of Representations and Warranties.

(a) No Other Representations and Warranties. Each of Parent and Merger Sub, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III and in the certificate delivered pursuant to Section 7.2(c):

(i) neither the Company nor any of its Subsidiaries (or any other Person) makes, or has made, any representation or warranty relating to the Company, its Subsidiaries or any of their businesses, operations or otherwise in connection with this Agreement or the Merger;

(ii) the representations and warranties made by the Company in Article III and in the certificate delivered pursuant to Section 7.2(c) are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and the Company disclaims any other or implied representations or warranties, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Affiliates or Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).

(b) No Reliance. Each of Parent and Merger Sub, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III and in the certificate delivered pursuant to Section 7.2(c), it is not acting (including, as applicable, by entering into this Agreement or consummating the Merger) in reliance on:

(i) any representation or warranty, express or implied;

(ii) any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to Parent, Merger Sub or any of their respective Affiliates or Representatives, including (A) any materials or information made available in the virtual data room hosted by or on behalf of the Company in connection with the Merger; (B) in connection with presentations by or discussions with the Company’s management (whether prior to or after the date of this Agreement); or (C) in any other forum or setting; or

(iii) the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

ARTICLE V

INTERIM OPERATIONS OF THE COMPANY

5.1 Affirmative Covenants.

(a) Ordinary Course Operation. During the Pre-Closing Period, the Company will, and will cause each of its Subsidiaries to, use its reasonable best efforts to conduct its business and operations in the ordinary course of business. The covenants of the Company and its Subsidiaries pursuant to the previous sentence are subject to the following exceptions: (i) for any action (or failure to take action) expressly required by this Agreement; (ii) as set forth in Section 5.1 of the Company Disclosure Letter or Section 5.2 of the Company Disclosure Letter; (iii) as required by applicable Law; or (iv) as approved by Parent in writing (which approval will not be unreasonably withheld, conditioned or delayed) (all such exceptions, the “Covenant Exceptions”).

(b) Additional Affirmative Covenants. During the Pre-Closing Period, the Company will, and will cause each of its Subsidiaries to, subject to the Covenant Exceptions, use its commercially reasonable efforts to (i) preserve intact its material assets, properties, Material Contracts and business organizations; (ii) keep available the services of its current officers and key employees; and (iii) preserve its current relationships with material customers, suppliers, distributors, lessors, licensors, licensees, creditors, contractors and other Persons with whom the Company or any of its Subsidiaries has business relations, in each case solely to the extent that the Company or one of its Subsidiaries has not, as of the date of this Agreement, already notified such third Person of its intent to terminate those relationships.

(c) Clarification on Provision Interaction. It is agreed that no action or failure to act by the Company or any of its Subsidiaries with respect to the matters specifically addressed by any provision of Section 5.2 will be deemed a breach of this Section 5.1.

5.2 Forbearance Covenants. During the Pre-Closing Period, the Company will not, and will not permit any of its Subsidiaries to (in each case subject to the Covenant Exceptions):

(a) amend or otherwise change the Charter, the Bylaws or any other similar organizational document;

(b) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, conversion, restructuring, recapitalization or other reorganization;

(c) (A) issue, sell, grant, transfer or deliver, or agree or commit to issue, sell, grant, transfer or deliver, any of its capital stock, equity or voting interest or other securities (whether through the issuance or granting of options, restricted stock units, warrants, commitments, subscriptions, rights to purchase or otherwise), except, in each case, (i) for the issuance, delivery or sale of (or agreement or commitment to issue, sell or deliver) shares of Company Common Stock pursuant to Company Equity-Based Awards outstanding as of the date of this Agreement or pursuant to the ESPP, in each case in accordance with their terms in effect as of the date of this Agreement (as modified by this Agreement); provided, however, that the

Company shall not (x) accelerate of vesting, payment or funding under any Company Option or Company RSU other than as may be expressly required by the terms of any applicable Company Benefit Plan, award, agreement or applicable resolutions of the Company Board (or any committee thereof) adopted prior to the date of this Agreement, in each case as in effect on the date of this Agreement or (y) if the Company has the right to settle any material Company Benefit Plan or employee benefit agreement, trust, plan, fund or other agreement (including with respect to any Company Option or Company RSU) in cash pursuant to the express terms thereof, use reasonable best efforts to consult in good faith with Parent with respect to the settlement such Company Benefit Plan or employee benefit agreement, trust, plan, fund or other agreement in Company equity securities or in cash; (ii) upon the conversion of the Company Convertible Notes, the issuance of Company Class A Common Stock, cash or any combination of Company Class A Common Stock and cash pursuant to the terms of the Company Convertible Note Indentures in effect as of the date of this Agreement; (iii) in connection with a conversion of shares of Company Class B Common Stock into Company Class A Common Stock pursuant to the terms of the Charter; (iv) pursuant to agreements in effect as of the date of this Agreement, including the Company Convertible Notes Indentures and any employee offer letters or similar agreements entered into or extended as of the date of this Agreement, in each case in accordance with their terms in effect as of the date of this Agreement; (v) to satisfy any obligations under the Company Convertible Notes; or (vi) for the issuance, delivery or sale of (or agreement to issue, sell or deliver) equity securities by any wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company; or (vii) as contemplated by Section 5.2(i);

(d) acquire, repurchase or redeem any of its capital stock, equity securities or voting interest or other securities or any rights, warrants or options to acquire any shares of its capital stock, equity or voting interest or other securities, except, in each case, (i) (A) as required pursuant to the terms and conditions of Company Equity-Based Awards outstanding as of the date of this Agreement in accordance with their terms as in effect as of the date of this Agreement or (B) to otherwise satisfy Tax obligations with respect to awards granted pursuant to Company Equity Plans or to pay the exercise price of Company Options, in each case in accordance with the terms of the applicable Company Equity Plan as in effect as of the date of this Agreement; (ii) in connection with a conversion of shares of Company Class B Common Stock into Company Class A Common Stock pursuant to the terms of the Charter; (iii) with respect to securities of wholly owned Subsidiaries of the Company, for transactions between the Company and any of its wholly owned Subsidiaries or among any wholly owned Subsidiaries of the Company or (iv) in connection with Company Capped Call Confirmations;

(e) (i) adjust, split, subdivide, combine, recapitalize or reclassify any of its capital stock or other equity or voting interests; (ii) declare, accrue, set aside, establish a record date for, authorize or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any shares of its capital stock or other equity or voting interests or other securities, or make any other actual, constructive or deemed distribution in respect of its capital stock or other equity or voting interests, except for dividends or other distributions made by any wholly-owned Subsidiary of the Company to the Company or one of its other wholly-owned Subsidiaries; (iii) pledge or encumber any of its capital stock or other equity or voting interests (other than Permitted Encumbrances) of the capital stock or other equity or voting interest of the Company or, except for Permitted Encumbrances, of its Subsidiaries; (iv) modify the terms of any of its capital stock or other equity or voting interests; or (v) other than the Voting Agreements, enter into any agreement with respect to the voting of, or requiring the registration of, any shares of its capital stock or other equity or voting interests or other securities;

(f) acquire or agree to acquire (by merger, consolidation or acquisition of stock or assets) any third Person or any material equity interest in such Person, or enter into any material joint venture, legal partnership or similar arrangement with any third Person;

(g) acquire, or agree to acquire, fee ownership (or its jurisdictional equivalent) of any real property;

(h) (i) incur or assume any indebtedness for borrowed money (including receivable financing arrangements) or issue any debt securities, except, in each case, (A) short-term debt incurred to fund operations of the business in the ordinary course of business not in excess of $2,000,000 in the aggregate; (B) for loans or advances between Subsidiaries of the Company or between the Company and its Subsidiaries; or (C) obligations incurred pursuant to business credit cards in the ordinary course of business; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any third Person, except with respect to obligations of the Company or its Subsidiaries; (iii) make any loans, advances or capital contributions to, or investments in, any third Person, except, in each case, for (A) extensions of credit to customers in the ordinary course of business; (B) advances to directors, officers and other employees, in each case in the ordinary course of business; and (C) for loans or advances between wholly-owned Subsidiaries of the Company or between the Company and its Subsidiaries and capital contributions in or to Subsidiaries of the Company; (iv) mortgage, pledge or otherwise encumber any assets, tangible or intangible, or create any Encumbrance thereon (other than Permitted Encumbrances) or (v) or amend, issue or sell any debt securities, instruments or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries (including the Company Convertible Notes), guarantee any debt securities or instruments of another Person (other than pursuant to agreements or instruments in effect prior to the execution of this Agreement, including the Company Senior Notes Indenture), enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing;

(i) except (i) in order to comply with applicable Law, (ii) as required pursuant to the terms of any Company Benefit Plan in effect on the date of this Agreement or (iii) as provided in Section 5.2(i) of the Company Disclosure Letter, (A) establish, adopt, enter into, terminate or amend in any material respect any Company Benefit Plan (or any plan, policy, agreement, Contract or arrangement that would be a Company Benefit Plan if in effect on the date of this Agreement), or take any action to accelerate the vesting, payment or funding of any compensation, or benefits under, any Company Benefit Plan (or any plan, policy, agreement, Contract or arrangement that would be a Company Benefit Plan if in effect on the date of this Agreement); (B) grant to any Service Provider whose annual base cash compensation would (x) exceed $225,000 after such increase and (y) increase by more than 7% after such increase, any increase in cash compensation, bonus, incentive or material fringe or other material benefits; (C) grant to any Service Provider any increase in change in control, retention, severance, stay bonus, tax gross-up, special remuneration, equity or equity-based award, bonus or termination pay, other than payments made pursuant to agreements in effect on the date of this Agreement; (D) enter into any employment, consulting, change in control, retention, severance, stay bonus, tax gross-up, special remuneration, equity or equity-based award, bonus or termination agreement with any Service Provider, other than in the ordinary course of business in connection with the hiring or engagement of new Service Providers whose annual base cash compensation does not exceed $225,000; (E) make or forgive any loans to any Service Provider (other than salary, commission or other advances in the ordinary course of business consistent with past practice), or (F) terminate any Service Provider whose annual base cash compensation exceeds $225,000, other than terminations for cause;

(j) enter into, terminate or amend any Labor Agreement;

(k) settle, release, waive or compromise any pending or threatened material Legal Proceeding, except for the settlement of any Legal Proceeding (i) involving payment by the Company (net of any reasonably anticipated insurance proceeds) of $750,000 individually, or $3,000,000 in the aggregate, and for no material non-monetary relief or (ii) settled in compliance with Section 6.15;

(l) commence any litigation or material Legal Proceeding other than (i) as a result of a Legal Proceeding commenced against an Acquired Company or (ii) any Legal Proceedings among the Parties or their respective Affiliates, or with the parties to the Equity Commitment Letters or the Guarantees, related to this Agreement, the Transaction Documents or the Merger;

(m) except as required by applicable Law or GAAP, (i) other than in the ordinary course of business, revalue in any material respect any of its properties or assets, including writing-off notes or accounts receivable; or (ii) make any change in any of its accounting principles or practices;

(n) (i) make, change or revoke any material Tax election (other than periodic elections made in the ordinary course of business); (ii) adopt or change any material method of Tax accounting; (iii) settle or compromise any material Tax claim or assessment or surrender any claim for a refund of Taxes; (iv) enter into any “closing agreement” as described in Section 7121 of the Code (or any comparable or similar provisions of applicable Laws) with respect to any material Taxes; (v) enter into or initiate any voluntary disclosure agreements which could result in any material Tax liability; (vi) amend, refile, modify or otherwise change any previously filed material Tax Return; (vii) fail to pay any material Tax that becomes due and payable except to the extent such Tax is contested in good faith; or (viii) consent to any extension or waiver of any limitation period with respect to any material Tax claim or assessment (other than extensions obtained in the ordinary course of business);

(o) (i) incur, authorize or commit to incur any material capital expenditures other than (A) consistent in all material respects with the capital expenditure budget set forth in Section 5.2(o) of the Company Disclosure Letter; (B) pursuant to obligations imposed by Material Contracts or Leases; or (C) pursuant to agreements in effect prior to the date of this Agreement; (ii) modify, amend or terminate any Material Contract, or enter into any Contract that would be a Material Contract had it been in effect as of the date of the Agreement, in each case if such modification, amendment, termination or entry would, individually or in the aggregate, be materially adverse to the Acquired Companies, taken as a whole; (iii) maintain insurance at less than current levels or otherwise in a manner inconsistent with past practice; (iv) engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404; or (v) effectuate a “plant closing” or “mass layoff” (each as defined in the United States Worker Adjustment and Retraining Notification Act) affecting in whole or in part any site of employment, facility, operating unit or employee;

(p) except to the extent necessary to preserve enforceability of a Contract, in the ordinary course of business or as otherwise required by applicable Law, knowingly and affirmatively waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference or nondisparagement covenant of any Service Provider that is material to the Company;

(q) knowingly abandon, let lapse or cancel any material Company Registered Intellectual Property, except contemplated by Section 3.16(a) of the Company Disclosure Letter;

(r) disclose or abandon any material Trade Secrets, except in the ordinary course of business, or to the extent not economically desirable to maintain for the conduct of the business of the Company and its Subsidiaries, or disclose any source code for any Company Software to any Person except to a Service Provider or vendor obligated in writing to (i) maintain the confidentiality of, and not disclose, such source code; and (ii) use such source code only in the provision of services to the Company or any of its Subsidiaries;

(s) make any material change to the Company’s or any of its Subsidiaries’ policies or procedures with respect to their Processing of Personal Data, except to remediate any privacy or security issue to comply with applicable Privacy and Data Security Requirements (provided that in the case of Privacy and Data Security Requirements that consist of contractual obligations, any such contractual obligations entered into after the date of this Agreement must be entered into in accordance with the terms of this Agreement and in the ordinary course of business), or as otherwise directed or required by a Governmental Authority;

(t) adopt or implement any stockholder rights plan or similar arrangement; or

(u) enter into, or agree or commit to enter into, a Contract to take any of the actions prohibited by this Section 5.2.

5.3 Process Related to Affirmative Covenants and Forbearance Covenants. If the Company desires to take an action that would be prohibited pursuant to Section 5.1 or Section 5.2 without the prior approval of Parent, then, prior to taking such action, the Company (in lieu of the procedure outlined in Section 9.2) may request consent by sending an email to each of the individuals listed in Section 5.3 of the Company Disclosure Letter specifying, in reasonable detail, the action proposed to be taken (or omitted from being taken). Any of the individuals listed in Section 5.3 of the Company Disclosure Letter may grant consent on behalf of Parent. Parent shall use reasonable best efforts to respond affirmatively or negatively to such request within five Business Days.

5.4 No Solicitation of Acquisition Proposals.

(a) No Solicitation. Subject to Section 5.4(b), following the execution and delivery of this Agreement, the Company will, and will cause its Subsidiaries and the executive officers and directors of the Company to, will use reasonable best efforts to cause its legal and financial advisors to cease, and will not authorize or direct any of its or its Subsidiaries’ other Representatives to engage in or continue, any discussions or negotiations with, and the Company will terminate any data room access (or other access to diligence) of, any third Person and its Representatives relating to, or that would reasonably be expected to lead to, an Acquisition Transaction. Unless the Company has already so requested, promptly following the date of this Agreement, the Company will request that each Person (other than Parent and its Representatives) that has executed a confidentiality agreement in connection with its consideration of an Acquisition Transaction (which such confidentiality agreement is still in effect) promptly return or destroy, in accordance with the terms of such confidentiality agreement, all non-public information furnished to such Person by or on behalf of the Company or its Subsidiaries prior to the date of this Agreement. Subject to Section 5.4(b), during the Pre-Closing Period, the Company, its Subsidiaries and the directors and executive officers of the Company will not, and the Company will not authorize or direct any of its or its Subsidiaries’ other Representatives to, directly or indirectly, (i) solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any proposal that constitutes, or is reasonably expected to lead to, an Acquisition Proposal; (ii) furnish to any third Person or Group (other than Parent, Merger Sub or any of their respective Representatives) any non-public information relating to the Company or any of its Subsidiaries or afford to any Person or Group (other than Parent, Merger Sub or any of their respective Representatives) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries, in any such case in connection with any Acquisition Proposal or with the intent to solicit or induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, an Acquisition Proposal or the making of any proposal that would reasonably be expected to lead to an Acquisition Proposal; (iii) participate in, engage in or knowingly facilitate discussions or negotiations with any third Person or Group with respect to an Acquisition Proposal or with respect to any inquiries from third Persons or Groups relating to the making of an Acquisition Proposal; (iv) approve, endorse or recommend any proposal that constitutes, or is reasonably expected to lead to, an Acquisition Proposal; (v) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, other than, in each case, an Acceptable Confidentiality Agreement (any such letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, an “Alternative Acquisition Agreement”); or (vi) authorize or commit to do any of the foregoing. Following the date of this Agreement, the Company will not be required to enforce, and will be permitted to waive, any “standstill” provision in any confidentiality or other agreement to the extent that such provision prohibits or purports to prohibit a confidential proposal being made to the Company or the Company Board, if the Company Board (or any committee thereof) has determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable Law.

(b) Permitted Conduct Related to Certain Proposals. Notwithstanding anything to the contrary in this Section 5.4, from the date of this Agreement until the Company’s receipt of the Requisite Stockholder Approval, the Company and the Company Board (or a committee thereof) may, directly or indirectly through one or more of their respective Representatives (including the Company Financial Advisor), discuss, negotiate and enter into an Acceptable Confidentiality Agreement and, subject to an Acceptable Confidentiality Agreement, (i) participate or engage in discussions or negotiations with; (ii) furnish any non-public information relating to the Company or any of its Subsidiaries to; (iii) afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries to; or (iv) otherwise facilitate the making of a Superior Proposal by, in each case, any Person or Group or their respective Representatives and financing sources that has made, renewed or delivered to the Company an Acquisition Proposal after the date of this Agreement that was not solicited in material breach of Section 5.4(a). The Company and the Company Board (or a committee thereof) may only take the actions contemplated by the preceding sentence (including the initial negotiation of an Acceptable Confidentiality Agreement) if the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) that (1) such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to lead to a Superior Proposal and (2) the failure to take the actions contemplated by this Section 5.4(b) could reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable Law. During the Pre-Closing Period, the Company will promptly (and in any event within 24 hours) make available to Parent any non-public information concerning the Company and its Subsidiaries that is provided to any such Person or its Representatives pursuant to this Section 5.4(b) that was not previously made available to Parent.

(c) No Company Board Recommendation Change or Entry into an Alternative Acquisition Agreement. Except as provided by Section 5.4(d), at no time after the date of this Agreement may the Company Board (or a committee thereof):

(i) (A) withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Company Board Recommendation in a manner adverse to Parent; (B) adopt, approve or recommend an Acquisition Proposal; (C) fail to publicly reaffirm the Company Board Recommendation within 10 Business Days of the occurrence of a material event or development and after Parent so requests in writing (or, if the Company Stockholder Meeting is scheduled to be held within such 10 Business Day period, then no later than one Business Day prior to the date of the Company Stockholder Meeting) (it being understood that the Company will not be obligated to affirm the Company Board Recommendation on more than two occasions (other than in connection with the first public announcement of an Acquisition Proposal that is not or will not be a tender or exchange offer));

(D) make any recommendation in connection with a tender or exchange offer, other than a recommendation against such offer or the issuance of a “stop, look and listen” communication by the Company Board (or a committee thereof) to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication) (it being understood that the Company Board (or a committee thereof) may refrain from taking a position with respect to an Acquisition Proposal until 5:30 p.m. (Eastern Time) on the 10th Business Day after the commencement of a tender or exchange offer in connection with such Acquisition Proposal without such action being considered a violation of this Section 5.4); or (E) fail to include the Company Board Recommendation in the Proxy Statement (any action described in clauses (A) through (E), a “Company Board Recommendation Change”), it being understood that none of (1) the determination in itself by the Company Board (or a committee thereof) that an Acquisition Proposal constitutes, or is reasonably likely to lead to, a Superior Proposal or that the taking of any action would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable Law as contemplated by Section 5.4(d) or (2) the delivery, in itself, by the Company to Parent or its Representatives of any notice contemplated by Section 5.4(d) will, in either case, constitute a Company Board Recommendation Change or violate this Section 5.4; or

(ii) cause or permit the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement.

(d) Permissible Company Board Recommendation Change; Entry into Alternative Acquisition Agreement.

(i) Intervening Events. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Requisite Stockholder Approval, other than in connection with an Acquisition Proposal, the Company Board (or a committee thereof) may effect a Company Board Recommendation Change in response to an Intervening Event if and only if:

(1) the Company Board (or a committee thereof) determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable Law;

(2) the Company has provided prior written notice to Parent at least four Business Days (the “Event Notice Period”) in advance to the effect that the Company Board (or a committee thereof) has (A) so determined and (B) resolved to effect a Company Board Recommendation Change pursuant to this Section 5.4(d)(i), which notice will specify in reasonable detail the basis for such Company Board Recommendation Change and will describe the Intervening Event in reasonable detail; and

(3) prior to effecting such Company Board Recommendation Change, the Company and its Representatives, until 5:00 p.m. on the last day of the Event Notice Period, have (A) negotiated with Parent and its Representatives in good faith (to the extent that Parent requests to negotiate) to make such adjustments to the terms and conditions of this

Agreement and the Transaction Documents so that the Company Board (or a committee thereof) no longer determines in good faith that the failure to make a Company Board Recommendation Change in response to such Intervening Event would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable Law; and (B) permitted Parent and its Representatives to make a presentation to the Company Board regarding this Agreement and any adjustments with respect thereto (to the extent that Parent requests to make such a presentation), it being understood (a) in the event of any material modifications or developments with respect to the Intervening Event (as reasonably determined by the Company Board (or a committee thereof) in good faith), the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.4(d)(ii)(3) with respect to such new written notice (with the “Event Notice Period” in respect of such new written notice being two Business Days) and (b) at the end of the Event Notice Period, the Company Board (or a committee thereof) must have in good faith (after consultation with its financial advisor and outside legal counsel and taking into account Parent’s proposed revisions to the terms and conditions of this Agreement and the Transaction Documents) has reaffirmed its determination that the failure of the Company Board (or a committee thereof) to make a Company Board Recommendation Change in response to such Intervening Event would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable Law.

(ii) Superior Proposals. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Requisite Stockholder Approval, if the Company has received a written Acquisition Proposal that the Company Board (or a committee thereof) has concluded in good faith (after consultation with its financial advisor and outside legal counsel) is a Superior Proposal, then the Company Board may (A) effect a Company Board Recommendation Change with respect to such Superior Proposal or (B) authorize the Company to terminate this Agreement pursuant to Section 8.1(h) to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, in each case if and only if:

(1) the Company Board (or a committee thereof) determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable Law;

(2) the Company has complied in all material respects with its covenants pursuant to this Section 5.4 with respect to such Acquisition Proposal;

(3) the Company has provided prior written notice to Parent at least four Business Days in advance (the “Notice Period”) to the effect that the Company Board (or a committee thereof) has (A) received a written Acquisition Proposal that has not been withdrawn; (B) concluded in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal constitutes a Superior Proposal; and (C) resolved to effect a Company Board Recommendation Change or to terminate this Agreement pursuant to Section 8.1(h), which notice will describe the basis for such Company Board Recommendation Change or termination, including the identity of the Person or Group making such Acquisition Proposal and the material terms of such Acquisition Proposal and will include copies of final, execution-ready versions of all applicable documents relating to such Acquisition Proposal; and

(4) prior to effecting such Company Board Recommendation Change or termination, the Company and its Representatives, until 5:00 p.m. on the last day of the Notice Period, have (A) negotiated with Parent and its Representatives in good faith (to the extent that Parent requests to negotiate) to make such adjustments to the terms and conditions of this Agreement and the Transaction Documents so that such Acquisition Proposal would cease to constitute a Superior Proposal; and (B) permitted Parent and its Representatives to make a presentation to the Company Board regarding this Agreement and any adjustments with respect thereto (to the extent that Parent requests to make such a presentation), it being understood that (a) in the event of any material revision, amendment, update or supplement to such Acquisition Proposal, the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.4(d)(ii)(4) with respect to such new written notice (with the “Notice Period” in respect of such new written notice being two Business Days); and (b) at the end of the Notice Period, the Company Board (or a committee thereof) must have in good faith (after consultation with its financial advisor and outside legal counsel and taking into account Parent’s proposed revisions to the terms and conditions of this Agreement and the Transaction Documents) reaffirmed its determination that such Acquisition Proposal is a Superior Proposal.

(e) Notice to Parent of Acquisition Proposals. During the Pre-Closing Period, the Company will promptly (and, in any event, within 24 hours from the receipt thereof) notify Parent in writing if, to the Knowledge of the Company, an Acquisition Proposal is received by the Company or any of its Representatives or any non-public information is requested from, or any discussions or negotiations are requested to be initiated or continued with, the Company or any of its Representatives, which requests, discussions or negotiations would reasonably be expected to lead to an Acquisition Proposal. Such notice must include (i) the identity of the Person or Group making such proposal or request; (ii) a summary of the material terms and conditions the Acquisition Proposal (if any) and, if in writing, a copy thereof; and (iii) copies of any material agreements, documents or other written materials submitted in connection with such Acquisition Proposal. Thereafter, the Company must keep Parent reasonably informed, on a prompt basis (and in any event within 24 hours of any material development with respect to, or material amendment of such, proposal or request), of the status and terms of any such proposal (including any amendments thereto) and the status of any such discussions or negotiations, including providing copies of any new or amended material agreements, documents or other written materials submitted in connection with such Acquisition Proposal.

(f) Permitted Disclosures by the Company and the Company Board. So long as the Company Board (or a committee thereof) expressly reaffirms, or the Company expressly restates (and makes clear that no withdrawal thereof has occurred), the Company Board Recommendation in such public disclosure (other than, in each case, in a customary “stop, look and listen” communication to the Company Stockholders pursuant to Rule 14d-9 promulgated under the Exchange Act), and without limiting or otherwise adversely affecting the obligations of the Company or the Company Board (or any committee thereof) and the rights of Parent under this Section 5.4 or otherwise permitting the Company or the Company Board (or any committee thereof) to effect a Company Board Recommendation Change other than in accordance with Section 5.4(d):

(i) nothing in this Agreement will prohibit the Company or the Company Board (or a committee thereof) from (A) taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or complying with Rule 14d-9 promulgated under the Exchange Act, including making a “stop, look and listen” communication by the Company Board (or a committee thereof) to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication); (B) complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act; or (C) making any disclosure to the Company Stockholders (including regarding the business, financial condition or results of operations of the Acquired Companies) that the Company Board (or a committee thereof), after consultation with its outside legal counsel, has determined in good faith is required by applicable Law; and

(ii) for all purposes of this Agreement, a factually accurate public statement by the Company or the Company Board (or a committee thereof) that (A) describes the Company’s receipt of an Acquisition Proposal; (B) identifies the Person or Group making such Acquisition Proposal; (C) provides the material terms of such Acquisition Proposal; or (D) describes the operation of this Agreement with respect thereto will not, in any case, be deemed to be (1) a withholding, withdrawal, amendment, qualification or modification, or proposal by the Company Board (or a committee thereof) to withhold, withdraw, amend, qualify or modify, the Company Board Recommendation; (2) an adoption, approval or recommendation with respect to such Acquisition Proposal; or (3) a Company Board Recommendation Change.

(g) Breach of No-Solicitation Covenants by Representatives of the Company. Notwithstanding any provision to the contrary herein, the Company agrees that if (i) any Subsidiary, director or executive officer of the Company takes any action or (ii) it authorizes, directs any of its or its Subsidiaries’ other Representatives to take an action, or is made aware of an action by one of its or its Subsidiaries’ other Representatives and does not subsequently use its reasonable best efforts to prohibit or terminate such action, and, in each case, such action would constitute a material breach of this Section 5.4 if taken by the Company during the Pre-Closing Period, then such action will be deemed to constitute a breach by the Company of this Section 5.4.

5.5 No Control of the Other Party’s Business. The Parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give Parent or Merger Sub, on the one hand, or the Company, on the other hand, directly or indirectly, the right to control or direct the business or operations of the other at any time prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company will exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over their respective businesses and operations.

ARTICLE VI

ADDITIONAL COVENANTS

6.1 Efforts; Required Action and Forbearance.

(a) Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, Parent and Merger Sub, on the one hand, and the Company, on the other hand, will use their respective reasonable best efforts to (A) take (or cause to be taken) all actions; (B) do (or cause to be done) all things; and (C) assist and cooperate with the other Parties in doing (or causing to be done) all things, in each case as are necessary, proper or advisable pursuant to applicable Law or otherwise to consummate and make effective, in the most expeditious manner practicable, the Merger, including by using reasonable best efforts to:

(i) cause the conditions to the Merger set forth in Article VII to be satisfied;

(ii) (1) seek to obtain all consents, waivers, approvals, orders and authorizations from Governmental Authorities; and (2) make all registrations, declarations and filings with Governmental Authorities, in each case that are necessary or advisable to consummate the Merger; and

(iii) (1) seek to obtain all consents, waivers and approvals and (2) deliver all notifications, in each case pursuant to any Material Contracts in connection with this Agreement and the consummation of the Merger so as to seek to maintain and preserve the benefits to the Surviving Corporation of such Material Contracts as of and following the consummation of the Merger.

(b) No Failure to Take Necessary Action. In addition to the foregoing, subject to the terms and conditions of this Agreement, neither Parent or Merger Sub, on the one hand, nor the Company, on the other hand, will take any action (or fail to take any action) that is intended to have or has (or would reasonably be expected to have) the effect of preventing or materially impairing the (i) consummation of the Merger; or (ii) ability of such Party to fully perform its covenants and obligations pursuant to this Agreement. For the avoidance of doubt, no action by the Company, Parent or Merger Sub taken (or failed to be taken) as required by this Agreement will be considered a violation of this Section 6.1.

(c) No Consent Fee. Notwithstanding anything to the contrary set forth in this Section 6.1 or elsewhere in this Agreement, neither the Company nor any of its Subsidiaries will be required to agree to the payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments), or the provision of additional security (including a guaranty), in connection with the Merger, including in connection with obtaining any consent pursuant to any Material Contract; provided, however, that Parent may compel the Company or any of its Subsidiaries to make (or agree to make) any such payment that is commercially reasonable so long as the effectiveness of such action is contingent upon the Closing.

(d) Controlling Provision. In the event of any conflict between the provisions of this Section 6.1 and Section 6.2 with respect to the obligations of the Parties concerning Antitrust Laws or Foreign Direct Investment Laws, the provisions of Section 6.2 will control.

6.2 Antitrust Filings and Foreign Direct Investment Laws.

(a) Filings Under the HSR Act, Other Applicable Antitrust Laws and Foreign Direct Investment Laws. Each of Parent and Merger Sub (and their respective Affiliates, including their UPE, if applicable), on the one hand, and the Company (and its Affiliates, if applicable), on the other hand, will use (and will cause its respective Affiliates, including their UPE, if applicable, to use) their respective reasonable best efforts to (i) file a Notification and Report Form relating to this Agreement and the Merger as required by the HSR Act with the FTC and the Antitrust Division of the DOJ within 10 Business Days following the date of this Agreement (unless Parent and the Company agree to file such form at a later date); and (ii) as promptly as reasonably practicable file comparable pre-merger or post-merger notification filings, forms and submissions with any Governmental Authority pursuant to other applicable Antitrust Laws in connection with the Merger. Any filing fees which relate to any governmental filing or notification under this Section 6.2(a) shall be borne 50% by Parent and 50% by the Company. Each of Parent and the Company will (A) use its respective reasonable best efforts to cooperate and coordinate (and cause its respective Affiliates to cooperate and coordinate) with the other in the making of such filings; (B) use its respective reasonable best efforts to supply the other (or cause the other to be supplied) any information that may be required in order to make such filings; (C) use its respective reasonable best efforts to supply (or cause the other to be supplied) with any additional information that reasonably may be required or requested by the FTC, the DOJ or the Governmental Authorities of any other applicable jurisdiction in which any such filing is made; and (D) use its respective reasonable best efforts to take all action necessary to, as soon as practicable, (1) cause the expiration or termination of the applicable waiting periods pursuant to the HSR Act and any other Antitrust Laws applicable to the Merger; and (2) obtain any required consents, approval or clearance, or the expiration of any applicable waiting periods, under any other applicable Antitrust Laws or Foreign Direct Investment Laws applicable to the Merger. If any Party receives a request for additional information or documentary material from any Governmental Authority with respect to the Merger pursuant to the HSR Act or any other Antitrust Laws or Foreign Direct Investment Laws applicable to the Merger, then such Party will make (or cause to be made), as soon as reasonably practicable and after consultation with the other Parties, an appropriate response in compliance with such request, and cooperate and coordinate with the other Parties in connection with responding to any such request. Parent, Merger Sub and the Company will not, and will cause their respective Affiliates not to, (a) “pull-and-refile” pursuant to 16 C.F.R. 803.12 or otherwise withdraw any filing under the HSR Act or any other Antitrust Law, as the case may be, unless the other Parties have consented in writing to such withdrawal and refiling (such consent not to be unreasonably withheld, conditioned or delayed); or (b) extend any waiting period under any Antitrust Law or Foreign Direct Investment Laws applicable to the Merger or enter into any agreement with any Governmental Authority not to consummate the Merger, unless the Company has consented in writing to such extension or agreement (such consent not to be unreasonably withheld, conditioned or delayed).

(b) Efforts to Cause the Closing. Notwithstanding the foregoing or anything to the contrary in this Agreement, nothing in Section 6.1 or this Section 6.2 shall require Parent, Merger Sub and their respective Affiliates to, and the Acquired Companies shall not, without the prior written consent of Parent, offer, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, (A) the sale, divestiture, license or other disposition of any and all of the capital stock or other equity or voting interests, assets (whether tangible or intangible), rights, products or businesses of Parent and Merger Sub, on the one hand, and the Acquired Companies, on the other hand; (B) the termination, modification assignment of existing relationships, joint ventures, Contracts or obligations of Parent and Merger Sub, on the one hand, and the Acquired Companies, on the other hand; or (C) the modification of any course of conduct regarding future operations of, or any other restrictions on the activities of, Parent and Merger Sub, on the one hand, and the Acquired Companies, on the other hand. Parent shall contest, defend and appeal any Legal Proceeding challenging this Agreement or the consummation of the Merger.

(c) Cooperation. In furtherance and not in limitation of Section 6.2(a) and Section 6.2(b), the Company will (and will cause its Subsidiaries to), and Parent and Merger Sub will (and will cause their respective Affiliates to), subject to any restrictions under applicable Law, (i) promptly notify the other Parties of (and, if in writing, furnish them with copies of (or, in the case of oral communications, advise them of the contents of)) any material communication received by such Person from a Governmental Authority in connection with the Merger and permit the other Parties to review and discuss in advance (and to consider in good faith any comments made by the other Parties in relation to) any proposed draft notifications, formal notifications, filings, submissions or other written communications (and any analyses, memoranda, white papers, presentations, correspondence or other documents submitted therewith) made in connection with the Merger to a Governmental Authority; (ii) keep the other Parties reasonably informed with respect to the status of any such submissions and filings to any Governmental Authority in connection with the Merger and any developments, meetings or discussions with any Governmental Authority in respect thereof, including with respect to (A) the receipt of any non-action, action, clearance, consent, approval or waiver; (B) the expiration of any waiting period; (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under applicable Law; and (D) the nature and status of any objections raised or proposed or threatened to be raised by any Governmental Authority with respect to the Merger; and (iii) where such Party itself has notice, not independently participate in any material meeting, hearing, proceeding or discussions with or before any Governmental Authority in respect of the Merger without giving the other Parties reasonable prior notice of such meeting, hearing, proceeding or discussion, and, unless (1) prohibited by such Governmental Authority or (2) the meeting, hearing, proceeding or discussion is with a foreign Governmental Authority related to Foreign Direct Investment Laws, the opportunity to attend or participate; provided, however, unless not practicable given the timing of the request for a meeting from a foreign Governmental Authority received by a Party (the “Notified Party”), such Notified Party shall notify the other Party of such request, and shall consider in its sole and reasonable discretion in good faith, any request of the other Party to attend or participate in such meeting. Each of the Company, Parent and Merger Sub may designate any non-public information provided to any Governmental Authority as restricted to “outside counsel” only and any such information will not be shared with the Representatives of the other Party without approval of the Party providing the non-public information. Each of the Company, Parent and Merger Sub may redact any personal, ownership, or valuation-related information before sharing any information provided to any Governmental Authority with another Party on an “outside counsel” only basis. All requests for access or information pursuant to this Section 6.2 must be directed to the Company’s Chief Legal Officer or another person designated in writing by the Company.

6.3 Proxy Statement and Other Required SEC Filings.

(a) Preparation. Following the execution of this Agreement, the Company will prepare (with Parent’s reasonable cooperation) and, as promptly as reasonably practicable after the execution of this Agreement (but in no event later than 40 days after the date of this Agreement, to the extent practicable) file with the SEC a preliminary proxy statement to be sent to the Company Stockholders in connection with the Company Stockholder Meeting (the proxy statement, including any amendments or supplements, the “Proxy Statement”). The Company will not file the Proxy Statement with the SEC without first providing Parent and its counsel a reasonable opportunity to review and comment thereon, and the Company will give good faith consideration to all reasonable additions, deletions or changes suggested by Parent or its counsel. Subject to Section 5.4 and unless there has been a Company Board Recommendation Change, the Company will (i) include the Company Board Recommendation in the Proxy Statement; and (ii) use appropriate efforts to solicit proxies to obtain the Requisite Stockholder Approval. Promptly following the (A) confirmation by the SEC that it has no further comments or (B) expiration of the 10-day waiting period contemplated by Rule 14a-6(a) promulgated under the Exchange Act, the Company will cause the Proxy Statement in definitive form to be mailed to the Company Stockholders.

(b) Mutual Assistance. Each of the Company, Parent and Merger Sub will furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested by such other Party to be included therein and will otherwise reasonably assist and cooperate with the other in the preparation, filing and distribution of the Proxy Statement and the resolution of any comments to either Party received from the SEC.

(c) SEC Correspondence. The Parties will notify each other as promptly as practicable of the receipt of any comments, whether written or oral, from the SEC and of any request by the SEC for amendments or supplements to the Proxy Statement, any Other Required Company Filing or any Other Required Parent Filing, or for additional information, and will supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC, on the other hand, with respect to such filings. The Parties will use their respective reasonable best efforts to resolve all SEC comments, if any, with respect to the Proxy Statement as promptly as practicable after the receipt thereof.

(d) No Amendments to Proxy Statement. Except in connection with a Company Board Recommendation Change, no amendment or supplement to the Proxy Statement will be made by the Company without the approval of Parent, which approval will not be unreasonably withheld, conditioned or delayed.

(e) Other Required Company Filings. If the Company determines that it is required to file any document other than the Proxy Statement with the SEC in connection with the Merger pursuant to applicable Law (such document, as amended or supplemented, an “Other Required Company Filing”), then the Company will use its reasonable best efforts to promptly prepare and file such Other Required Company Filing with the SEC. The Company will use its reasonable best efforts to cause the Proxy Statement and any Other Required Company Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC and NYSE. Except in connection with a Company Board Recommendation Change or thereafter, the Company may not file any Other Required Company Filing with the SEC without first providing Parent and its counsel a reasonable opportunity to review and comment thereon, and the Company will give good faith consideration to all reasonable additions, deletions or changes suggested by Parent or its counsel.

(f) Other Required Parent Filings. If Parent or Merger Sub determines that it is required to file any document with the SEC as a result of the Merger or the Company Stockholder Meeting pursuant to applicable Law (an “Other Required Parent Filing”), then Parent and Merger Sub will use their respective reasonable best efforts to promptly prepare and file such Other Required Parent Filing with the SEC. Parent and Merger Sub will cause any Other Required Parent Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC. Neither Parent nor Merger Sub may file any Other Required Parent Filing with the SEC without first providing the Company and its counsel a reasonable opportunity to review and comment thereon, and Parent will give good faith consideration to all reasonable additions, deletions or changes suggested by the Company or its counsel.

(g) Accuracy; Supplied Information.

(i) By the Company. On the date of filing with the SEC, the date of mailing to the Company Stockholders (if applicable) of the Proxy Statement or any Other Required Company Filing, and at the time of the Company Stockholder Meeting, neither the Proxy Statement nor any Other Required Company Filing will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. Notwithstanding the foregoing, no covenant is made by the Company with respect to any information supplied by Parent, Merger Sub or any of their Affiliates for inclusion or incorporation by reference in the Proxy Statement or any Other Required Company Filing. The information supplied by the Company for inclusion or incorporation by reference in the Proxy Statement or any Other Required Parent Filings will not, at the time that such Proxy Statement or Other Required Parent Filing is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(ii) By Parent. On the date of filing with the SEC, no Other Required Parent Filing will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. Notwithstanding the foregoing, no covenant is made by Parent or Merger Sub with respect to any information supplied by the Company for inclusion or incorporation by reference in any Other Required Parent Filing. The information supplied by Parent, Merger Sub and their respective Affiliates for inclusion or incorporation by reference in the Proxy Statement or any Other Required Company Filing will not, at the time that the Proxy Statement or such Other Required Company Filing is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

6.4 Company Stockholder Meeting.

(a) Call of Company Stockholder Meeting. The Company will take all action necessary in accordance with applicable Law, the Charter and the Bylaws to establish a record date for, duly call, give notice of, convene and hold a meeting of the Company Stockholders (including any adjournment, postponement or other delay thereof, the “Company Stockholder Meeting”) as promptly as reasonably practicable following the mailing of the Proxy Statement to the Company Stockholders for the purpose of, among other things, (i) seeking the Requisite Stockholder Approval; and (ii) in accordance with Regulation 14A under the Exchange Act, seeking advisory approval of a proposal in connection with a non-binding, advisory vote to approve certain compensation that may become payable to the Company’s named executive officers in connection with the consummation of the Merger. Notwithstanding anything to the contrary in this Agreement, with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), the Company will convene and hold the Company Stockholder Meeting on or prior to the 25th Business Day following the mailing of the Proxy Statement to the Company Stockholders. The Company will (A) submit this Agreement for adoption by the Company Stockholders at the Company Stockholder Meeting; and (B) without limiting Section 5.4(d), use appropriate efforts to solicit (or cause to be solicited) from the Company Stockholders proxies in favor of the matters to be considered at the Company Stockholder Meeting.

(b) Adjournment of Company Stockholder Meeting. Notwithstanding anything to the contrary in this Agreement, the Company will be permitted to postpone or adjourn the Company Stockholder Meeting if (i) there are holders of insufficient shares of the Company Common Stock present or represented by proxy at the Company Stockholder Meeting to constitute a quorum at the Company Stockholder Meeting; (ii) the Company is required to postpone or adjourn the Company Stockholder Meeting by applicable Law, order or a request from the SEC; or (iii) the Company Board (or a committee thereof) has determined in good faith (after consultation with outside legal counsel) that it is required by applicable Law to postpone or adjourn the Company Stockholder Meeting (including, if the Company Board (or a committee thereof) has determined in good faith (after consultation with outside legal counsel) that it is required by applicable Law) in order to give the Company Stockholders sufficient time to evaluate any information or disclosure that the Company has sent to the Company Stockholders or otherwise made available to the Company Stockholders by issuing a press release, filing materials with the SEC or otherwise. Without the prior written consent of Parent (which will not be unreasonably withheld, conditioned or delayed), the Company Stockholder Meeting will not be postponed or adjourned (A) by more than 10 days at a time; or (B) with respect to

Section 6.4(b)(i), by more than 30 days after the date on which the Company Stockholder Meeting was (or was required to be) originally scheduled or most recently convened. In no event will the record date of the Company Stockholder Meeting be changed without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), unless required by applicable Law.

6.5 Equity Financing.

(a) No Amendments to Equity Commitment Letters. Each of Parent and Merger Sub will not, without the Company’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), permit any amendment or modification to be made to, or any waiver of any provision or remedy pursuant to, the Equity Commitment Letters. Subject to the foregoing sentence, Parent will promptly provide the Company with executed copies of any amendments or modifications to the Equity Commitment Letters. Any reference in this Agreement to (1) the “Equity Financing” will include the financing contemplated by the Equity Commitment Letters as amended or modified in compliance with this Section 6.5; and (2) “Equity Commitment Letters,” will include such documents as amended or modified in compliance with this Section 6.5.

(b) Taking of Necessary Actions. Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub will take (or cause to be taken) all actions, and do (or cause to be done) all things, necessary, proper and advisable to obtain the Equity Financing on the terms and conditions described in the Equity Commitment Letters, including by (A) maintaining in effect the Equity Commitment Letters, each in accordance with the terms and subject to the conditions thereof; (B) complying with its obligations pursuant to and under the Equity Commitment Letters; (C) satisfying on a timely basis all conditions to funding in the Equity Commitment Letters that are within its control; (D) consummating the Equity Financing at or prior to the Closing, including causing the Equity Financing Sources to fund the Equity Financing at the Closing; and (E) enforcing its rights, including by bringing a Legal Proceeding for specific performance, pursuant to the Equity Commitment Letters to cause the Equity Financing to be funded in accordance with the terms and conditions of this Agreement and the Equity Commitment Letters. It is expressly agreed that, on terms and subject to the conditions of this Agreement and the Equity Commitment Letters, the Company will be entitled to (1) specific performance or other equitable relief to cause each of Parent and Merger Sub to perform any obligations required of it and to enforce its rights under the Equity Commitment Letters to cause the Equity Financing to be funded; and (2) directly enforce the obligation to fund the Equity Financing in accordance with, and pursuant to the terms and conditions of, the Equity Commitment Letters.

(c) Information. Parent and Merger Sub will give the Company prompt notice (A) of any breach, default, repudiation, cancellation or termination, or threat to do any of the foregoing, by any party to the Equity Commitment Letters; (B) of any termination of any of the Equity Commitment Letters by any party to the Equity Commitment Letters; (C) of the receipt by Parent or Merger Sub or any of their Affiliates of any written notice or communication from any financing source with respect to (1) any actual or potential breach (or threatened breach), default, termination, cancellation or repudiation by any party to the Equity Commitment Letters or any definitive agreements related to the Equity Financing of any provisions of the Equity Commitment Letter or such definitive agreements or (2) any dispute between or among any parties to the Equity Commitment Letter or any definitive agreements related to the Equity Financing; and (D) if for any reason Parent or Merger Sub at any time believes that it will not be able to obtain all or any portion of the Equity Financing on the terms, in the manner or from the sources contemplated by the Equity Commitment Letters or any definitive agreements related to the Equity Financing. Parent will provide any information reasonably requested by the Company relating to any of the circumstances referred to in the previous sentence as soon as reasonably practical (but in any event with two Business Days) after the date that the Company delivers a written request therefor to Parent. Notwithstanding anything in this Section 6.5(c) to the contrary, in no event will Parent be under any obligation to disclose any information that Parent determines, in good faith and after consultation with its outside legal counsel, would result in any violation or breach of any applicable legal privileges (including attorney-client privilege) if so disclosed, it being understood that, in each case, Parent shall give notice to the Company of the fact that it is withholding such information and use reasonable best efforts to make appropriate substitute disclosure arrangements to permit the disclosure of such information without violating or breaching such privilege.

6.6 Financing Cooperation.

(a) Cooperation. Prior to the Effective Time, the Company will use its reasonable best efforts, and will cause each of its Subsidiaries and each of its and their Representatives to use its reasonable best efforts, to provide Parent and Merger Sub with all cooperation reasonably requested by Parent or Merger Sub to assist them in obtaining any Debt Financing including by:

(i) participating (and causing senior management and Representatives of the Company to participate) in a reasonable number of meetings, presentations, and due diligence sessions with the Debt Financing Sources in respect of the Debt Financing;

(ii) solely with respect to financial information and data derived from the Company’s historical books and records, assisting Parent with providing information reasonably required in connection with the preparation of pro forma financial information and pro forma financial statements to the extent required by the Debt Financing Sources;

(iii) assisting Parent in connection with the preparation and registration of the definitive documentation with respect to the Debt Financing, including any pledge and security documents, currency or interest hedging arrangements and other definitive financing documents, as may be reasonably requested by Parent or the Debt Financing Sources, and otherwise reasonably facilitating the consummation of the Debt Financing and pledging of collateral and the granting of security interests in respect of the Debt Financing, it being understood that such documents will not be recorded or take effect until the Effective Time;

(iv) furnishing Parent, Merger Sub and the Debt Financing Sources, as promptly as practicable, with (A) audited financial statements of the Company and its Subsidiaries on a consolidated basis for the three most recently completed fiscal years ended at least 90 days before the Closing Date; (B) unaudited consolidated balance sheets and related unaudited statements of income and cash flows related to the Company and its Subsidiaries on a consolidated basis for each subsequent fiscal quarter (other than the fourth fiscal quarter) ended at least 45 days before the Closing Date; and (C) such other financial and other pertinent information regarding the Company and its Subsidiaries (including information regarding the business, operations and financial projections thereof) as may be reasonably requested by Parent to assist in the preparation of a customary confidential information memorandum or other customary information documents used in financings in the nature of the contemplated Debt Financing (which, for the avoidance of doubt, will not include any Excluded Information);

(v) taking all corporate and other actions, subject to the occurrence of the Closing, reasonably requested by Parent to permit the consummation of any Debt Financing (including, to the fullest extent permitted by applicable Law, distributing the proceeds of the Debt Financing, if any, obtained by any of the Subsidiaries of the Company to the Surviving Corporation);

(vi) furnishing Parent and the Debt Financing Sources, at least five Business Days prior to Closing, with all documentation and other information about the Company and its Subsidiaries as is reasonably requested by Parent at least nine Business Days prior to Closing, in accordance with the requirements of the Debt Financing Sources, relating to applicable “know your customer” and anti-money laundering rules and regulations;

(vii) executing and delivering reasonable and customary certificates and other documentation required by the Debt Financing Sources and the definitive documentation related to the Debt Financing, solely to the extent such certificates and documentation are not effective until the Effective Time;

(viii) take such reasonable actions, effective as of and conditioned on the occurrence of the Closing, to make available for use by Parent the cash on hand of the Company at the Closing solely for the payment of the amounts described in Section 4.10(c) (it being acknowledged that the Company will not be required to sell or liquidate any securities or investments, or incur any expenses, losses, liabilities or Taxes, in arranging to make any such cash available); and

(ix) otherwise assisting with satisfying the conditions precedent set forth in any definitive documentation relating to the Debt Financing to the extent satisfaction thereof requires the cooperation, or is within the control, of the Company, its Subsidiaries or their respective representatives.

(b) Limitation on Obligations of the Company. Nothing in this Section 6.6 or any other provision of this Agreement will require the Company or any of its Subsidiaries to (i) waive or amend any terms of this Agreement or any other Contract, provide any additional security or guaranties or agree to pay any fees or reimburse any expenses prior to the Effective Time for which it has not received prior reimbursement by or on behalf of Parent; (ii) enter into any definitive agreement or distribute any cash, in each case, that are effective prior to the Effective Time; (iii) give any indemnities in connection with the Debt Financing that are effective prior to the Effective Time; (iv) prepare or provide any Excluded Information; or (v) take any action that, in the good faith determination of the Company, would (a) unreasonably interfere with the conduct of the business of the Company and its Subsidiaries; (b) create a risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries; (c) cause any representation or warranty or covenant contained in this Agreement to be breached; or (d) cause the Company or any of its Subsidiaries to violate or waive any attorney-client or other applicable privilege or breach any Contract, applicable Law or certificate of incorporation, bylaws or similar organizational document. In addition, (A) no action, liability or obligation of the Company, any of its Subsidiaries or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to the Debt Financing will be effective until the Effective Time; (B) neither the Company nor any of its Subsidiaries will be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument that is not contingent on the occurrence of the Closing or that must be effective prior to the Effective Time; and (C) any bank information memoranda required in relation to the Debt Financing will contain disclosure and financial statements reflecting the Surviving Corporation or its Subsidiaries as the obligor. Nothing in this Section 6.6 will require (1) any Representative of the Company or any of its Subsidiaries to deliver any certificate or opinion or take any other action under this Section 6.6 that could reasonably be expected to result in personal liability to such Representative; (2) the Company Board to approve any financing or Contracts related thereto; (3) the Company and its Subsidiaries to take any action that would conflict with or violate its organizational documents or any applicable Laws, or result in a violation of breach of, or default under, any Contract to which the Company or any of it is Subsidiaries is a party; and (4) the Company and its Subsidiaries to provide any information (a) the disclosure of which is prohibited or restricted under applicable Law or any contract, agreement or other understanding binding on the Company or its Subsidiaries; or (b) where access to such information would (i) give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such information; or (ii) violate or cause a default pursuant to, or give a third Person the right to terminate or accelerate its rights pursuant to, any Contract to which the Company or any of its Subsidiaries is a party or otherwise bound. Notwithstanding anything to the contrary in this Agreement, a breach of the obligations of the Company or its Subsidiaries under Section 6.6(a) may not be asserted by Parent, Merger Sub or any of their Affiliates or Representatives as the basis for (x) any conditions set forth in Article VII not being satisfied; or (y) the termination of this Agreement pursuant to Section 8.1(e).

(c) Use of Logos. The Company consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing so long as such logos are used (i) solely in a manner that is not intended to or likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries; (ii) solely in connection with a description of the Company, its business and products or the Merger; and (iii) in a manner consistent with the other terms and conditions that the Company reasonably imposes.

(d) Confidentiality. All non-public or other confidential information provided by the Company, any of its Subsidiaries or any of their respective Representatives pursuant to this Agreement will be kept confidential in accordance with the Confidentiality Agreements, except that Parent and Merger Sub will be permitted to disclose such information to any Debt Financing Sources or prospective financing sources and other financial institutions and investors that are or may become parties to the Debt Financing and to any underwriters, initial purchasers or placement agents in connection with the Debt Financing (and, in each case, to their respective counsel and auditors) so long as such Persons (i) agree to be bound by the Confidentiality Agreements as if parties thereto; or (ii) are subject to other customary confidentiality undertakings.

(e) Reimbursement. If the Closing does not occur, promptly upon request by the Company, Parent will reimburse the Company for any documented and reasonable out-of-pocket costs and expenses (including attorneys’ fees of one outside legal counsel) incurred by the Company or its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 6.6 (it being understood and agreed that the reimbursement set forth in this Section 6.6(e) shall not apply to any fees, costs, and expenses incurred by, or on behalf of, the Company, its Subsidiaries or any of its or their Representatives in connection with its ordinary course financial reporting requirements or in the provision of data that, in each case, was already prepared or was being prepared by the Company, its Subsidiaries or its or their Representatives in the ordinary course of business notwithstanding this Section 6.6).

(f) Indemnification. The Company, its Subsidiaries and their respective Representatives will be indemnified and held harmless by Parent from and against any and all liabilities, losses, damages, claims, reasonable and documented out-of-pocket costs, and expenses (including attorneys’ fees of one outside legal counsel), interest, awards, judgments, penalties and amounts paid in settlement suffered or incurred by them in connection with their cooperation in arranging or obtaining the Debt Financing pursuant to this Agreement or the provision of information utilized in connection therewith, except with respect to any losses suffered or incurred as a result of (i) the bad faith, gross negligence or willful misconduct of the Company, its Subsidiaries or any of their respective Representatives; or (ii) material breach by the Company, its Subsidiaries or any of their respective Representatives of this Section 6.6. Parent’s obligations pursuant to Section 6.6(e) and this Section 6.6(f) are referred to collectively as the “Reimbursement Obligations.”

(g) No Financing Condition. Parent and Merger Sub each acknowledge and agree that obtaining the Debt Financing is not a condition to the Closing. If any Debt Financing has not been obtained, Parent and Merger Sub will each continue to be obligated to perform their respective obligations under this Agreement (including by taking the actions required to be taken by Parent and Merger Sub pursuant to Section 6.5) and, subject to the satisfaction or waiver of the conditions set forth in Article VII, to consummate the Merger.

6.7 Anti-Takeover Laws. Neither Parent nor the Company will take any action that would cause any restrictions on business combinations set forth in any “takeover” Law to become applicable to this Agreement or the Merger. Each of Parent, the Company and the Company Board will (a) take all actions within their power to ensure that no “anti-takeover” Law is or becomes applicable to the Merger; and (b) if any “anti-takeover” Law is or becomes applicable to the Merger, take all action within their power to ensure that the Merger may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Law on the Merger.

6.8 Information Access During the Pre-Closing Period. As necessary during the Pre-Closing Period, the Company will, and will cause its Subsidiaries to, afford Parent and its Representatives reasonable access during normal business hours, upon reasonable advance notice, to the properties, Contracts, books and records, and personnel of the Company and its Subsidiaries solely to the extent reasonably necessary for the purpose of planning for the potential consummation of the Merger and the operation of the Company following the Closing. Notwithstanding the prior sentence, the Company may restrict or otherwise prohibit access to any documents or information to the extent that (a) any applicable Law requires the Company to restrict or otherwise prohibit access to such documents or information; (b) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information; (c) access to a Contract to which the Company or any of its Subsidiaries is a party or is otherwise bound would violate, or cause a default pursuant to, or give a third Person the right to terminate or accelerate rights pursuant to, such Contract; (d) such access would result in the disclosure of any Trade Secrets of any third Person; or (e) such documents or information are reasonably pertinent to any adverse Legal Proceeding between the Company and its Affiliates, on the one hand, any Parent Related Party, on the other hand, it being understood that, in each case, the Company shall give notice to Parent of the fact that it is withholding such information or documents, and use commercially reasonable efforts to make appropriate substitute disclosure arrangements to permit the disclosure of such information without implicating the foregoing restrictions. Nothing in this Section 6.8 will be construed to require the Company, any of its Subsidiaries or any of their respective Representatives to prepare any reports, analyses, appraisals, opinions or other information. Any investigation conducted pursuant to the access contemplated by this Section 6.8 will be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or create a risk of damage or destruction to any property or assets of the Company or its Subsidiaries. Any access to the properties of the Company and its Subsidiaries will be subject to the Company’s reasonable security measures, health and safety measures, and insurance requirements, and will not include the right to perform any “invasive” testing or soil, air or groundwater sampling, including any Phase I or Phase II environmental assessments. Notwithstanding anything to the contrary in this Agreement, the Company may satisfy its covenants set forth in this Section 6.8 by electronic means if physical access is not reasonably feasible or would not be permitted under applicable public health or similar Laws or measures. All requests for access or information pursuant to this Section 6.8 must be directed to the Company’s Chief Legal Officer or another person designated in writing by the Company.

6.9 Section 16(b) Exemption. Prior to the Effective Time, the Company will take all actions reasonably necessary to cause the Merger, and any dispositions of equity securities of the Company (including derivative securities) in connection with the Merger by each individual who is a director or executive officer of the Company, to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

6.10 Directors’ and Officers’ Exculpation, Indemnification and Insurance.

(a) Indemnified Persons. The Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to), for a period of six years after the Effective Time, honor and fulfill, in all respects, the obligations of the Acquired Companies pursuant to any indemnification agreements between the Company and any of its Subsidiaries, on the one hand, and any of their respective current or former directors or officers (and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time), on the other hand (collectively, the “Indemnified Persons”), which indemnifications are set forth on Section 6.10 of the Company Disclosure Letter, filed with the Company SEC Reports or that use the same form, in all material respects, as the form of indemnification agreement filed with the Company SEC Reports. In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) cause the certificates of incorporation, bylaws and other similar organizational documents of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the Charter, the Bylaws and the other similar organizational documents of the Subsidiaries of the Company, as applicable, as of the date of this Agreement and honor and fulfill, in all respects, such indemnification, exculpation and advancement of expenses provisions. During such six-year period or such period in which an Indemnified Person is asserting a claim for indemnification pursuant to Section 6.10, such provisions may not be repealed, amended or otherwise modified in any manner that would adversely affect the rights thereunder of any Indemnified Person except as required by applicable Law.

(b) Indemnification Obligation. Without limiting the generality of Section 6.10(a), during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) indemnify and hold harmless, to the fullest extent permitted by applicable Law, each current or former director or officers of the Company or its Subsidiaries (and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time) from and against any costs, fees and expenses (including attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, to the extent that such Legal Proceeding arises, directly or indirectly, out of or pertains, directly or indirectly, to (i) any action or omission, or alleged action or omission, in such Person’s capacity as a director, officer or agent of the Company or any of its Subsidiaries or other Affiliates that occurred prior to or on the Closing Date; and (ii) the Merger, as well as any actions taken by the Company, Parent or Merger Sub with respect to the Merger (including any disposition of assets of the Surviving Corporation or any of its Subsidiaries that is alleged to have rendered the Surviving Corporation or any of its Subsidiaries insolvent). Notwithstanding the foregoing, if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification pursuant to this Section 6.10(b), then the claim asserted in such notice will survive the sixth anniversary of the Effective Time until such claim is fully and finally resolved. In connection with a Legal Proceeding of the type contemplated by this Section 6.10(b), (A) the Surviving Corporation will have the right to control the defense thereof after the Effective Time (it being understood that, by electing to control the defense thereof, the Surviving Corporation will be deemed to have waived any right to object to the Indemnified Person’s entitlement to indemnification under this Section 6.10 with respect thereto); (B) each Indemnified Person will be entitled to retain his or her own counsel (the fees and expenses of which will be paid by the Surviving Corporation), whether or not the Surviving Corporation elects to control the defense of any such Legal Proceeding; (C) upon receipt of an undertaking by or on behalf of such Indemnified Person to repay any amount if it is ultimately determined that such Indemnified Person is not entitled to indemnification, the Surviving Corporation will advance all fees and expenses (including fees and expenses of any counsel) as incurred by an Indemnified Person in the defense of such Legal Proceeding, whether or not the Surviving Corporation elects to control the defense of any such Legal Proceeding; and (D) no Indemnified Person will be liable for any settlement of such Legal Proceeding effected without his or her prior written consent. Notwithstanding anything to the contrary in this Agreement, none of Parent, the Surviving Corporation or any of their respective Affiliates will settle or otherwise compromise or consent to the entry of any judgment with respect to, or otherwise seek the termination of, any Legal Proceeding for which indemnification may be sought by an Indemnified Person pursuant to this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of such Legal Proceeding. Any determination required to be made with respect to whether the conduct of any Indemnified Person complies or complied with any applicable standard will be made by independent legal counsel selected by the Surviving Corporation (which counsel will be reasonably acceptable to such Indemnified Person), the fees and expenses of which will be paid by the Surviving Corporation.

(c) D&O Insurance. During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) maintain in effect the D&O Insurance in respect of acts or omissions occurring at or prior to the Effective Time on terms (including with respect to coverage, conditions, retentions, limits and amounts) that are equivalent to those of the D&O Insurance. In satisfying its obligations pursuant to this Section 6.10(c), the Surviving Corporation will not be obligated to pay annual premiums in excess of 300% of the amount paid by the Company for coverage for its last full fiscal year (such 300% amount, the “Maximum Annual Premium”). If the annual premiums of such insurance coverage exceed the Maximum Annual Premium, then the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier. Prior to the Effective Time, and in lieu of maintaining the D&O Insurance pursuant to this Section 6.10(c), the Company may, and at Parent’s request will, purchase a prepaid “tail” policy (the “Tail Policy”) with respect to the D&O Insurance from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier so long as the annual cost for the Tail Policy does not exceed the Maximum Annual Premium, and if the cost does exceed the Maximum Annual Premium, obtain a tail policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier. If the Company purchases the Tail Policy prior to the Effective Time, then the Surviving Corporation will (and Parent will cause the Surviving Corporation to) maintain the Tail Policy in full force and effect and continue to honor its obligations thereunder for so long as the Tail Policy is in full force and effect.

(d) Successors and Assigns. Proper provisions will be made so that the successors and assigns of Parent, the Surviving Corporation or any of their respective successors or assigns will assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 6.10 if Parent, the Surviving Corporation or any of their respective successors or assigns either (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity in such consolidation or merger; or (ii) transfers all or substantially all of its properties and assets to any Person.

(e) No Impairment; Third-Party Beneficiary Rights. The obligations set forth in this Section 6.10 may not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other person (and his or her heirs and representatives) who is a beneficiary pursuant to the D&O Insurance or the Tail Policy) without the prior written consent of such affected Indemnified Person or other person. Each of the Indemnified Persons or other persons (and his or her heirs and representatives) who are beneficiaries pursuant to the D&O Insurance or the Tail Policy are intended to be third-party beneficiaries of this Section 6.10, with full rights of enforcement. The rights of the Indemnified Persons (and other persons (and his or her heirs and representatives) who are beneficiaries pursuant to the D&O Insurance or the Tail Policy) pursuant to this Section 6.10 will be in addition to, and not in substitution for, any other rights that such persons may have pursuant to (i) the Charter and Bylaws; (ii) the similar organizational documents of the Subsidiaries of the Company; (iii) any and all indemnification agreements entered into with the Company or any of its Subsidiaries; or (iv) applicable Law.

(f) Joint and Several Obligations. The obligations of the Surviving Corporation, Parent and their respective Subsidiaries pursuant to this Section 6.10 are joint and several.

(g) Other Claims. Nothing in this Agreement is intended to, or will be construed to, release, waive or impair any rights to directors’ and officers’ insurance claims pursuant to any applicable insurance policy or indemnification agreement that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.10 is not prior to or in substitution for any such claims pursuant to such policies or agreements.

6.11 Employee Matters.

(a) Existing Arrangements. From and after the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) honor all of the Company Benefit Plans (excluding the Company Equity Plans and any bonus plans other than the Company’s annual cash bonus plan, commission plan and any plans described on Section 5.2 of the Company Disclosure Letter) and compensation and severance arrangements in accordance with their terms as in effect immediately prior to the Effective Time. Notwithstanding the foregoing but subject to Section 6.11(c), nothing will prohibit the Surviving Corporation from amending or terminating any such Company Benefit Plans or compensation or severance arrangements in accordance with their terms or if otherwise required pursuant to applicable Law.

(b) Employment; Benefits. During the twelve (12) months following the Effective Time during which a Continuing Employee remains employed by the Surviving Corporation or one of its Subsidiaries, the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) maintain for the benefit of each Continuing Employee the Company Benefit Plans (other than the opportunity to participate in equity-based benefits, defined benefits pursuant to qualified and nonqualified retirement plans, retiree medical benefits, and other retiree health and welfare arrangements and any bonus, retention or change in control plans, other than the Company’s annual cash bonus plan and commission plan) of the Surviving Corporation or any of its Subsidiaries (the “Company Plans”) on terms and conditions that are no less favorable in the aggregate than those in effect at the Company or its Subsidiaries on the date of this Agreement save that, with respect to Continuing Employees located outside of the United States (“Non-US Continuing Employees”), the Surviving Corporation (or one or its Subsidiaries) may make changes to the terms of employment and benefits of such Non-US Continuing employees to the extent required by applicable Law. In each case, base compensation and target annual cash incentive compensation opportunity will not be decreased for a period of one year following the Effective Time for any Continuing Employee employed during that period.

(c) No Third-Party Beneficiary Rights. Notwithstanding anything to the contrary set forth in this Agreement, neither this Section 6.11 nor any provisions of this Agreement relating to Company Benefit Plans will be deemed to (i) guarantee employment for any period of time for, or preclude the ability of Parent, the Surviving Corporation or any of their respective Subsidiaries to terminate any Continuing Employee for any reason; (ii) subject to the limitations and requirements specifically set forth in this Section 6.11, require Parent, the Surviving Corporation or any of their respective Subsidiaries to maintain or continue any Company Plan or prevent the amendment, modification, suspension or termination thereof after the Effective Time; (iii) create any third-party beneficiary rights in any Person; or (iv) be treated as an amendment of, or undertaking to amend, any Company Benefit Plan.

6.12 Covenants of Merger Sub. Parent will take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective covenants pursuant to this Agreement and to consummate the Merger upon the terms and subject to the conditions set forth in this Agreement. Parent and Merger Sub will be jointly and severally liable for the failure by either of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to this Agreement.

6.13 Notification of Certain Matters.

(a) Notification by the Company. During the Pre-Closing Period, the Company will give reasonably prompt notice to Parent upon becoming aware that any representation or warranty made by it in this Agreement has become untrue or inaccurate in any material respect, or of any failure by the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case if and only to the extent that such untruth, inaccuracy, or failure would reasonably be expected to cause any of the conditions to the covenants of Parent and Merger Sub to consummate the Merger set forth in Section 7.2(a) or Section 7.2(b) to fail to be satisfied at the Closing. No such notification will affect or be deemed to modify any representation or warranty of the Company that is set forth in this Agreement or the conditions to the covenants of Parent and Merger Sub to consummate the Merger or the remedies available to the Parties under this Agreement.

(b) Notification by Parent. During the Pre-Closing Period, Parent will give reasonably prompt notice to the Company upon becoming aware that any representation or warranty made by Parent or Merger Sub in this Agreement has become untrue or inaccurate in any material respect, or of any failure by Parent or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case if and only to the extent that such untruth, inaccuracy or failure would reasonably be expected to cause any of the conditions to the obligations of the Company to consummate the Merger set forth in Section 7.3(a) or Section 7.3(b) to fail to be satisfied at the Closing. No such notification will affect or be deemed to modify any representation or warranty of Parent or Merger Sub that is set forth in this Agreement or the conditions to the obligations of the Company to consummate the Merger or the remedies available to the Parties under this Agreement.

(c) Delivery of Notice. Notwithstanding anything to the contrary in Section 9.2, any notice contemplated by this Section 6.13 may be delivered by email and will be deemed to have been duly delivered and received for purposes of this Agreement when such email is sent.

6.14 Public Statements and Disclosure. The initial press release concerning this Agreement and the Merger will be a joint press release reasonably acceptable to the Company and Parent and will be issued promptly following the execution and delivery of this Agreement. Thereafter, the Company and its Representatives (unless the Company Board (or a committee thereof) has made a Company Board Recommendation Change), on the one hand, and Parent and Merger Sub and their respective Representatives, on the other hand, will use their respective reasonable best efforts to consult with the other Parties before (a) participating in any media interviews; (b) engaging in any meetings or calls with analysts, institutional investors or other similar Persons; or (c) providing any statements that are public or are reasonably likely to become public, in each case to the extent relating to this Agreement or the Merger. Notwithstanding the foregoing, (i) neither the Company nor Parent or Merger Sub will be obligated to engage in such consultation with respect to communications that are required by applicable Law; (ii) the Company will not be obligated to engage in such consultation with respect to communications that are (A) principally directed to employees, suppliers, customers, partners or vendors so long as such communications are consistent with prior communications of the Company or any communications plan previously agreed to by Parent and the Company (in which case such communications may be made consistent with such plan); or (B) principally related to a Superior Proposal or Company Board Recommendation Change; (iii) Parent will not be obligated to engage in such consultation with respect to communications that are disclosures or communications by Parent, Merger Sub and their Affiliates to existing or prospective general or limited partners, equity holders, members, managers and investors of such Person or any Affiliates of such Person, in each case, who are subject to customary confidentiality restrictions no less restrictive than the applicable Confidentiality Agreement; and (iv) neither the Company nor Parent or Merger Sub will be obligated to engage in such consultation with respect to communications that are reasonably related to any dispute or Legal Proceeding between the Company or its Affiliates, on the one hand, and Parent, its Affiliates or the parties to the Equity Commitment Letters or the Guarantees on the other hand, related to this Agreement, the Transaction Documents, the Equity Financing or the Debt Financing.

6.15 Transaction Litigation.

(a) Notice. During the Pre-Closing Period, the Company will provide Parent with reasonably prompt notice of all Transaction Litigation (including by providing copies of all pleadings with respect thereto) and, upon Parent’s reasonable request, provide Parent updates with respect to the status thereof. Notwithstanding anything to the contrary in Section 9.2, the notice contemplated by the prior sentence will only be delivered to counsel to Parent, may be delivered by email and, if so delivered by email will be deemed to have been duly delivered and received for purposes of this Agreement when such email is sent.

(b) Cooperation. Unless the Company Board (or a committee thereof) has made a Company Board Recommendation Change, the Company (i) will (A) give Parent the opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation; (B) consult with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation; and (C) consider in good faith Parent’s advice with respect to any Transaction Litigation; and (ii) may not compromise or settle, or agree to compromise or settle, any Transaction Litigation unless Parent has consented thereto in writing (which consent will not be unreasonably withheld, conditioned or delayed). For purposes of this Section 6.15(b), “participate” means that Parent will be kept apprised of proposed strategy and other significant decisions with respect to the Transaction Litigation by the Company (to the extent that the attorney-client privilege between the Company and its counsel is not undermined or otherwise affected), and Parent may offer comments or suggestions with respect to such Transaction Litigation, which the Company and its counsel shall consider in good faith, but will not be afforded any decision-making power or other authority over such Transaction Litigation except for the settlement or compromise consent set forth above.

6.16 Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company will cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Law to cause (a) the delisting of the Company Common Stock from NYSE as promptly as practicable after the Effective Time; and (b) the deregistration of the Company Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

6.17 Additional Agreements. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Company or Merger Sub, then the proper officers and directors of each Party will use their reasonable best efforts to take such action.

6.18 Convertible Notes; Capped Call Confirmations. The Company will (a) ensure compliance with the terms of the Company Convertible Notes and Company Capped Call Confirmations and give all notices and take all other actions that may be required under the Company Convertible Notes Indentures or the Company Capped Call Confirmations or under applicable Law (including with respect to holders’ rights to require repurchase or conversion of the Company Convertible Notes, and including as a result of the transactions contemplated by this Agreement to the extent constituting a “Fundamental Change” or “Make-Whole Fundamental Change,” as such terms are defined in the Company Convertible Notes Indentures) (it being agreed that the Company will provide copies of any such notice to Parent at least three Business Days prior to delivering any such notice, and all such notices and actions not required by the terms of the Company Convertible Notes, the Company Convertible Notes Indentures, or the Company Capped Call Confirmations will be subject to the prior approval of Parent (such approval not to be unreasonably withheld, conditioned or delayed)); (b) use reasonable efforts to provide all assistance reasonably requested by Parent (which will not require any payment by the Company or its Subsidiaries) that are customary or necessary in connection therewith, including the execution and delivery (including to one or more trustees) by the Company, its Subsidiaries or their Representatives (as applicable) of customary officers’ certificates, supplemental indentures (including as and to the extent required by the Convertible Notes Indentures, to provide that on and after the Effective Time, each holder of Convertible Notes shall have the right to convert such Convertible Notes into the Per Share Price in accordance with, and subject to, the provisions of the Company Convertible Notes Indenture governing the conversion of the Convertible Notes (including any applicable increase in the “Conversion Rate” thereunder for conversions made in connection with the Merger)) and any other documents required to be delivered in connection therewith and the delivery of Parent’s counsel of opinions of counsel to each trustee under such Company Convertible Notes Indenture required by such Company Convertible Notes; (c) use reasonable efforts, if requested by Parent, to take all actions required to facilitate the settlement of the Company Capped Call Confirmations in connection with the Closing (it being understood that (i) any such settlement will be subject to the terms of the Company Capped Call Confirmations, as such terms may be amended or modified from time to time with the prior written consent of Parent and (ii) no such settlement will be effective prior to the Effective Time); (d) not amend, modify or terminate the Company Capped Call Confirmations without the prior written consent of Parent (other than any modification, adjustment or termination made by counterparties to the Company Capped Call Confirmations without the need for consent of or agreement by the Company pursuant to the terms of the Company Capped Call Confirmations) (should Parent so request, Company shall engage, at Parent’s expense, the services of a hedging advisor in connection with the foregoing); and (e) use commercially reasonable efforts to remove the restrictive legends on the Company Convertible Notes as promptly as practicable hereafter.

6.19 Parent Vote at Merger Sub. Immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, will execute and deliver to Merger Sub (with a copy also sent to the Company) a written consent adopting this Agreement and approving the Merger in accordance with the DGCL.

6.20 Conduct of Business by Parent and Merger Sub. During the Pre-Closing Period, unless the Company otherwise consents (such consent not to be unreasonably withheld, conditioned or delayed), Parent, Merger Sub, Guarantors and each of their respective Subsidiaries will not acquire or agree to acquire, by merging or consolidating with, by purchasing a portion of the assets of or equity in, or by acquiring in any other manner, any Person or any business of any Person or other business organization or division thereof if such Person or business competes in any line of business of the Company or its Subsidiaries and the entering into of a definitive agreement relating to, or the consummation of, such transaction would reasonably be expected to (i) prevent obtaining any authorization, consent, order, declaration or approval of any Governmental Authority necessary to consummate the Merger or the expiration or termination of any applicable waiting period; (ii) cause any Governmental Authority to enter an order prohibiting the consummation of the Merger; (iii) result in any additional clearance, authorization, consent, order, declaration or approval being required from any Governmental Authority in order to consummate the Merger or (iv) otherwise delay beyond the Termination Date or prevent the consummation of the Merger.

6.21 Senior Notes. Prior to the Effective Time, with respect to the Company Senior Notes, the Company shall, upon request of Parent, (i) use its reasonable best efforts to issue a notice of redemption (contingent upon the occurrence of the Closing) at least 10 days but not more than 60 days before the redemption date agreed with Parent (such redemption date not to be a date prior to the Effective Time) for all of the outstanding aggregate principal amount of such Company Senior Notes pursuant to the applicable provisions of the Company Senior Notes Indenture and (ii) take any actions reasonably requested by Parent in accordance with terms of the Company Senior Notes Indenture that are customary or necessary to facilitate the redemption of such Company Senior Notes pursuant to the Company Senior Notes Indenture on or after the Effective Time (including delivering to the trustee under the Company Senior Notes any officer’s certificate required pursuant to the Company Senior Notes Indenture in connection with the redemption of the Company Senior Notes), and Parent will provide (or cause to be provided) (including by means of the Company at or after the Closing) on or after the Closing Date funds in an amount equal to the amount necessary for the Company to redeem, defease, satisfy and/or discharge the Company Senior Notes, if requested by Parent. Any such redemption or satisfaction and discharge must be conditioned on the occurrence of the Closing. All documentation regarding the foregoing shall be subject to the review and approval (not to be unreasonably withheld, conditioned or delayed) of Parent.

6.22 Prohibition on Certain Discussions. Except as approved by the Company Board (or a committee thereof), at all times during the Pre-Closing Period, Parent, Merger Sub, the Guarantors and each of their respective Affiliates will not make or enter into, or commit or agree to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any director, officer, employee or equityholder of the Company (a) regarding any continuing employment or consulting relationship with the Parent, the Surviving Corporation or any of their respective Subsidiaries following the Effective Time (other than any integration discussions not related to any continuing employment or consulting relationship of any executive officer of the Company); (b) pursuant to which any such Person would be entitled to receive consideration for their shares of Company Common Stock of a different amount or nature than the Per Share Price in respect of such holder’s shares of Company Common Stock; or (c) pursuant to which such Person or any of its Affiliates would agree to provide, directly or indirectly, equity investment to Parent, Merger Sub or the Company in connection with the Merger.

ARTICLE VII

CONDITIONS TO THE MERGER

7.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of Parent, Merger Sub and the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions:

(a) Requisite Stockholder Approval. The Company will have received the Requisite Stockholder Approval.

(b) Antitrust Laws. The waiting periods (and any extensions thereof), if any, applicable to the Merger pursuant to (i) the HSR Act and (ii) the other Antitrust Laws set forth in Section 7.1(b) of the Company Disclosure Letter will have expired or otherwise been terminated, or all requisite consents pursuant thereto will have been obtained.

(c) No Prohibitive Injunctions or Restraints. No (i) temporary restraining order or Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition of a Governmental Authority of competent jurisdiction will be in effect, (ii) action will have been taken by any Governmental Authority of competent jurisdiction, or (iii) Law will have been enforced or deemed applicable to the Merger by any Governmental Authority of competent jurisdiction, that, in the case of each of the foregoing clauses (i), (ii) or (iii), prevents, materially restrains or materially impairs the consummation of the Merger (any of the foregoing clauses (i), (ii) or (iii), a “Restraint”). It is agreed that the receipt by any Party of a form letter from the FTC’s Bureau of Competition, substantially in the form announced and disclosed by the FTC on August 3, 2021, will not result in a failure of the condition set forth in this Section 7.1(c) to be satisfied.

7.2 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger will be subject to the satisfaction or waiver (where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by Parent:

(a) Representations and Warranties.

(i) In General. Other than the representations and warranties listed in Section 7.2(a)(ii) and Section 7.2(a)(iii), the representations and warranties of the Company set forth in this Agreement will be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) as of the date of this

Agreement and as of the Closing Date as if made at and as of the Closing Date (except, in each case, to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except for such failures (considered collectively) to be true and correct that would not have a Company Material Adverse Effect.

(ii) Specified Representations and Warranties. The representations and warranties set forth in Section 3.1(a), Section 3.2, Section 3.3, Section 3.4, Section 3.5(a)(i), Section 3.7(a)(iv) and Section 3.8(b) that (A) are not qualified by materiality or Company Material Adverse Effect will be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (except in each case to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all material respects as of such earlier date); and (B) are qualified by materiality or Company Material Adverse Effect will be true and correct in all respects (without disregarding any such materiality or Company Material Adverse Effect qualifications) as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (except in each case to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all respects as of such earlier date). The representations and warranties set forth in Section 3.12(a) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date.

(iii) Capitalization. The representations and warranties set forth in Section 3.7(a)(i), Section 3.7(a)(ii) and Section 3.7(b) will be true and correct in all respects as of the Capitalization Date, except where the failure to be so true and correct in all respects would not reasonably be expected to result in the requirement of Parent to pay additional merger consideration in the aggregate in excess of $10,000,000 relative to the merger consideration that would have been payable had the representations and warranties set forth in Section 3.7(a)(i), Section 3.7(a)(ii) and Section 3.7(b) been true and correct as of the Capitalization Date.

(b) Performance of Covenants of the Company. The Company will have performed in all material respects all covenants in this Agreement required to be performed by it at or prior to the Closing.

(c) Officer’s Certificate. Parent and Merger Sub will have received a certificate of the Company, validly executed for and on behalf of the Company and in its name by a duly authorized executive officer, certifying that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(d) have been satisfied.

(d) Company Material Adverse Effect. No Company Material Adverse Effect will have occurred after the date of this Agreement that is continuing.

7.3 Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by the Company:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement will be true and correct (without giving effect to any materiality or Parent Material Adverse Effect qualifications set forth therein) as of the date hereof and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except for such failures (considered collectively) to be true and correct that would not have a Parent Material Adverse Effect.

(b) Performance of Covenants of Parent and Merger Sub. Parent and Merger Sub will have performed and complied in all material respects with all covenants in this Agreement required to be performed and complied with by Parent and Merger Sub at or prior to the Closing.

(c) Officer’s Certificate. The Company will have received a certificate of Parent and Merger Sub, validly executed for and on behalf of Parent and Merger Sub and in their respective names by a duly authorized officer, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

ARTICLE VIII

TERMINATION

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the receipt of the Requisite Stockholder Approval (except as provided in this Agreement), only as follows (it being understood and agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a) by mutual written agreement of Parent and the Company;

(b) by either Parent or the Company if any Restraint has become final and non-appealable, except that the right to terminate this Agreement pursuant to this Section 8.1(b) will not be available to any Party that has failed to comply in all material respects with the terms of Section 6.2 or Section 6.20, as applicable;

(c) by either Parent or the Company if the Effective Time has not occurred by 11:59 p.m. on June 18, 2024 (such time and date, the “Termination Date”); except, that if as of the Termination Date, (i) the condition set forth in Section 7.1(b) has not been satisfied or (ii) the condition set forth in Section 7.1(c) has not been satisfied as a result of a Restraint related to Antitrust Laws or Foreign Direct Investment Laws, then, in each case, the Termination Date shall automatically be extended (without any action required by any Party) to 11:59 p.m. on September 18, 2024 (such time and date, the “First Extended Termination Date”); except, that if as of the First Extended Termination Date, (i) the condition set forth in Section 7.1(b) has not been satisfied or (ii) the condition set forth in Section 7.1(c) has not been satisfied as a result of a

Restraint related to Antitrust Laws or Foreign Direct Investment Laws, then, in each case, the Termination Date shall automatically be extended (without any action required by any Party) to 11:59 p.m. on December 18, 2024; it being understood and agreed that (i) the right to terminate this Agreement pursuant to this Section 8.1(c) will not be available to (A) Parent if the Company has the right to terminate this Agreement pursuant to Section 8.1(g) or Section 8.1(i); (B) the Company if Parent has the right to terminate this Agreement pursuant to Section 8.1(e); (C) either Party if the other Party is seeking specific performance pursuant to Section 9.10(b); or (D) any Party whose action or failure to act (which action or failure to act constitutes a breach by such Party of this Agreement) has been the primary cause of, or primarily resulted in, either (1) the failure to satisfy the conditions to the obligations of the terminating Party to consummate the Merger set forth in Article VII prior to the Termination Date; or (2) the failure of the Effective Time to have occurred prior to the Termination Date and (ii) if a Party does not have the right to terminate this Agreement pursuant to this Section 8.1(c), the occurrence of the Termination Date will not impair the ability of the other Party to obtain specific performance of the first Party’s obligations pursuant to Section 9.10(b);

(d) by either Parent or the Company if the Company fails to obtain the Requisite Stockholder Approval at the Company Stockholder Meeting at which a vote is taken on the adoption of this Agreement and approval of the Merger, except that the right to terminate this Agreement pursuant to this Section 8.1(d) will not be available to any Party whose action or failure to act (which action or failure to act constitutes a breach by such Party of this Agreement) has been the primary cause of, or primarily resulted in, the failure to obtain the Requisite Stockholder Approval at the Company Stockholder Meeting;

(e) by Parent if the Company has breached or failed to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform would result in the failure of a condition set forth in Section 7.1 or Section 7.2, except that (i) if such breach or failure to perform is capable of being cured by the Termination Date, Parent will not be entitled to terminate this Agreement pursuant to this Section 8.1(e) prior to the delivery by Parent to the Company of written notice of such breach or failure to perform, delivered at least 30 days prior to such termination, stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(e) and the basis for such termination, it being understood that Parent will not be entitled to terminate this Agreement pursuant to this Section 8.1(e) if such breach or failure to perform has been cured prior to termination; and (ii) Parent will not be entitled to terminate this Agreement pursuant to this Section 8.1(e) if, at the time that such termination would otherwise take effect in accordance with the foregoing, Parent or Merger Sub is in material breach of this Agreement such that a condition in Section 7.3 is not satisfied;

(f) by Parent if (i) at any time the Company Board (or a committee thereof) has effected a Company Board Recommendation Change, or (ii) there has been a Willful Breach of the obligations under Section 5.4(a) in a manner that is material;

(g) by the Company if Parent or Merger Sub has breached or failed to perform any of its respective representations, warranties or covenants contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.1 or Section 7.3, except that (i) if such breach or failure to perform is capable of being cured by the

Termination Date, the Company will not be entitled to terminate this Agreement pursuant to this Section 8.1(g) prior to the delivery by the Company to Parent of written notice of such breach or failure to perform, delivered at least 30 days prior to such termination, stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(g) and the basis for such termination, it being understood that the Company will not be entitled to terminate this Agreement if such breach or failure to perform has been cured prior to termination; and (ii) the Company will not be entitled to terminate this Agreement pursuant to this Section 8.1(g) if, at the time that such termination would otherwise take effect in accordance with the foregoing, the Company is in material breach of this Agreement such that a condition in Section 7.2 is not satisfied;

(h) by the Company (at any time prior to receiving the Requisite Stockholder Approval) if (i) the Company has received a Superior Proposal; (ii) the Company Board (or a committee thereof) has authorized the Company to enter into an Alternative Acquisition Agreement to consummate the Acquisition Transaction contemplated by that Superior Proposal in connection with the termination of this Agreement; (iii) the Company has complied in all material respects with Section 5.4(d)(ii) with respect to such Superior Proposal; and (iv) the Company pays, or causes to be paid, to Parent or its designee the Company Termination Fee pursuant to Section 8.3(b)(iii) prior to or concurrently with such termination; or

(i) by the Company if (i) all of the conditions set forth in Section 7.1 and Section 7.2 have been and continue to be satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or waived; (ii) Parent and Merger Sub fail to consummate the Closing on the date required pursuant to Section 2.3; (iii) the Company has notified Parent in writing that if Parent performs its obligations under this Agreement and the Equity Financing contemplated by the Equity Commitment Letters is funded, then the Company stands ready, willing and able to consummate, and irrevocably commits (unless this Agreement is validly terminated pursuant to this Section 8.1) to consummate, the Closing; (iv) the Company gives Parent written notice at least three Business Days prior to such termination stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(i); and (v) the Closing has not been consummated by the end of such three Business Day period (it being understood that, notwithstanding anything to the contrary in this Agreement, Parent will not be permitted to terminate this Agreement during such three Business Day period).

8.2 Manner and Notice of Termination; Effect of Termination.

(a) Manner of Termination. The Party terminating this Agreement pursuant to Section 8.1 (other than pursuant to Section 8.1(a)) must deliver prompt written notice thereof to the other Parties setting forth in reasonable detail the provision of Section 8.1 pursuant to which this Agreement is being terminated and the facts and circumstances forming the basis for such termination.

(b) Effect of Termination. Any valid termination of this Agreement pursuant to Section 8.1 will be effective immediately upon the mutual written agreement of Parent and the Company or the delivery of written notice by the terminating Party to the other Parties, as applicable. Following the valid termination of this Agreement pursuant to Section 8.1, this Agreement will be of no further force or effect without liability of any Party (or any equity holder, controlling person, partner, member, manager, stockholder, director, officer, employee, Affiliate, agent or other Representative of such Party) to the other Parties, as applicable, except, and subject in all respects to this Section 8.2, that Section 6.6(e), Section 6.6(f), Section 6.14, Section 8.3, Article IX (other than Section 9.10(b)) and this Section 8.2 will each survive the termination of this Agreement, in each case in accordance with their respective terms. Notwithstanding the previous sentence, but subject to Section 8.3, nothing in this Agreement will relieve any Party from any liability for any Fraud or Willful Breach of this Agreement prior to the termination of this Agreement. No termination of this Agreement will affect the rights or obligations of any Party pursuant to the Confidentiality Agreements, the Guarantees or the Equity Commitment Letters, which rights, obligations and agreements will survive the termination of this Agreement in accordance with their respective terms.

8.3 Fees and Expenses.

(a) General. Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the Merger will be paid by the Party incurring such fees and expenses whether or not the Merger is consummated. For the avoidance of doubt, Parent or the Surviving Corporation will be responsible for all fees and expenses of the Payment Agent. Except as set forth in Section 2.9(e), Parent will pay or cause to be paid all (i) transfer, stamp and documentary Taxes or fees; (ii) sales, use, real property transfer and other similar Taxes or fees, in each case arising out of or in connection with entering into this Agreement and the consummation of the Merger; and (iii) 50% of any filing fees which relate to any governmental filing or notification under Section 6.2(a).

(b) Company Payments.

(i) Future Transactions. If (A) this Agreement is validly terminated pursuant to Section 8.1(c), Section 8.1(d) or Section 8.1(e); (B) in the case of a termination pursuant to Section 8.1(c), at the time of such termination, the conditions set forth in Section 7.1(b) and Section 7.1(c) have been satisfied or are capable of being satisfied; (C) Parent or Merger Sub have not breached any of their respective representations, warranties or covenants contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.1 or Section 7.3, or any such breach or failure to perform was cured prior to, or is otherwise not continuing as of, the termination of this Agreement; (D) following the execution and delivery of this Agreement and prior to the termination of this Agreement pursuant to Section 8.1(c), Section 8.1(d) or Section 8.1(e), an Acquisition Proposal has been publicly announced or publicly disclosed, or, in the case of termination pursuant to Section 8.1(c) or Section 8.1(e), otherwise provided to the Company Board, and not withdrawn or otherwise abandoned; and (E) within one year of the termination of this Agreement pursuant to Section 8.1(c), Section 8.1(d) or Section 8.1(e), as applicable, either an Acquisition Transaction is consummated or the Company enters into a definitive agreement providing for the consummation of an Acquisition Transaction and such Acquisition Transaction is subsequently consummated, then the Company will, concurrently with the consummation of such Acquisition Transaction, pay or cause to be paid to Parent or its designee an amount equal to the Company

Termination Fee by wire transfer of immediately available funds to the account designated by Parent within five (5) Business Days of the date of this Agreement (which account may be updated by written notice to the Company from time to time). For purposes of this Section 8.3(b)(i), all references to “15%” in the definition of “Acquisition Transaction” (including as such term is used in the definition of “Acquisition Proposal”) will be deemed to be references to “50%.”

(ii) Company Board Recommendation Change or Willful Breach of “No Shop”. If this Agreement is validly terminated pursuant to Section 8.1(f) or by the Company pursuant to Section 8.1(c) or Section 8.1(d) at a time when Parent had a right to terminate this Agreement pursuant to Section 8.1(f)(i), then the Company must, within two Business Days following such termination, pay or cause to be paid to Parent or its designee the Company Termination Fee by wire transfer of immediately available funds to the account designated by Parent within five (5) Business Days of the date of this Agreement (which account may be updated by written notice to the Company from time to time).

(iii) Superior Proposal. If this Agreement is validly terminated pursuant to Section 8.1(h), then the Company must, prior to or concurrently with such termination, pay or cause to be paid to Parent or its designee the Company Termination Fee by wire transfer of immediately available funds to the account designated in by Parent within five (5) Business Days of the date of this Agreement (which account may be updated by written notice to the Company from time to time).

(c) Single Payment Only; Liquidated Damages. The Parties acknowledge and agree that in no event will the Company be required to pay the Company Termination Fee on more than one occasion, whether or not the Company Termination Fee may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events. The Parties acknowledge and agree that (i) the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement; (ii) the damages resulting from the termination of this Agreement under circumstances where the Company Termination Fee is payable are uncertain and incapable of accurate calculation; and (iii) without these agreements, the Parties would not enter into this Agreement. Therefore, the Company Termination Fee if, as and when required to be paid pursuant to this Section 8.3, will not constitute a penalty but rather liquidated damages in a reasonable amount that will compensate Parent in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger.

(d) Payments; Default. The Parties acknowledge and agree that the agreements contained in this Section 8.3 are an integral part of this Agreement and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if the Company fails to promptly pay any amount due pursuant to Section 8.3(b) and, in order to obtain such payment, Parent commences a Legal Proceeding that results in a judgment against the Company for the amount set forth in Section 8.3(b) or any portion thereof, then the Company will pay or cause to be paid to Parent the reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) of Parent in connection with such Legal

Proceeding, together with interest on such amount or portion thereof at an annual rate equal to the prime rate (as published in The Wall Street Journal or other authoritative source on the date that such payment or portion thereof was required to be made) plus 5% through the date that such payment or portion thereof was actually received, or a lesser rate that is the maximum permitted by applicable Law (collectively, “Enforcement Expenses”); provided, however, that in no event shall the Enforcement Expenses exceed $20,000,000.

(e) Sole and Exclusive Remedy.

(i) For the Company Related Parties. Notwithstanding anything to the contrary in this Agreement, under no circumstances will the collective monetary damages payable by the Parent Related Parties (including for any Willful Breach or Fraud) under this Agreement, the Guarantees or the Equity Commitment Letters exceed an amount, in the aggregate, equal to $230,000,000 plus the Reimbursement Obligations (such aggregate amount, the “Parent Liability Limitation”) (except pursuant to the Confidentiality Agreements or pursuant to Section 8.3(a), as applicable). In no event will any of the Company Related Parties seek or obtain, nor will they permit any of their Representatives or any other Person acting on their behalf to seek or obtain, any monetary recovery or award in excess of the Parent Liability Limitation (except pursuant to the Confidentiality Agreements or pursuant to Section 8.3(a), as applicable) against the Parent Related Parties, and, other than pursuant to the Confidentiality Agreements or pursuant to Section 8.3(a), as applicable, in no event will the Company be entitled to seek or obtain any monetary damages of any kind, including consequential, special, indirect or punitive damages, in excess of the Parent Liability Limitation against the Parent Related Parties for, or with respect to, this Agreement, the Merger, the Equity Commitment Letters, the Guarantees or the transactions contemplated by this Agreement or the Guarantee, the termination of this Agreement, the failure to consummate the Merger, or any claims or actions under applicable Law arising out of any such breach, termination or failure. Nothing in this Section 8.3(e)(i) will (A) limit the Company’s right to specific performance (including pursuant to, and subject to, Section 9.10(b)), or (B) preclude any liability of the parties to Equity Commitment Letters or any definitive agreements relating to the Debt Financing or limit the Company, Parent or Merger Sub from seeking to recover any damages or obtain equitable relief with respect to or pursuant to the Equity Commitment Letters or any definitive agreements relating to the Equity Financing; provided, however, that in no event shall the Company be entitled to obtain both (x) a grant of specific performance pursuant to Section 9.10(b) that results in the Closing occurring and (y) payment of monetary damages in accordance with this Section 8.3(e)(i). Any damages recovered by the Acquired Companies pursuant to this Agreement will be retained by the Company for the use and benefit of the Company in any manner that the Company deems fit.

(ii) For the Parent Related Parties. If this Agreement is validly terminated pursuant to Section 8.1 in circumstances in which the Company Termination Fee is payable pursuant to Section 8.3(b), Parent’s receipt of the Company Termination Fee, any Enforcement Expenses and Parent’s right to specific performance pursuant to Section 9.10(b) will be the sole and exclusive remedies of the Parent Related Parties against the Company Related Parties in respect of this Agreement, the Transaction Documents, the transactions contemplated by this Agreement or the Transaction Documents, the termination of this Agreement, or the failure to consummate the Merger. Upon payment of the Company

Termination Fee (to the extent owed pursuant to Section 8.3(b)) and any Enforcement Expenses, none of the Company Related Parties will have any further liability or obligation to any of the Parent Related Parties or any other Person relating to or arising out of this Agreement, the Transaction Documents, the transactions contemplated by this Agreement or the Transaction Documents, or for any matters forming the basis of such termination, except that the Parties and respective Affiliates, as applicable, will remain obligated with respect to, and Parent may be entitled to remedies with respect to, the Confidentiality Agreements, Section 8.2 and Section 8.3(a), as applicable. Notwithstanding the foregoing, this Section 8.3(e)(ii) will not relieve the Company from any liability (1) for any Fraud or Willful Breach of this Agreement, except that under no circumstances will the collective monetary damages payable by the Company for breaches (including for any Willful Breach or Fraud) under this Agreement (taking into account the payment of the Company Termination Fee pursuant to this Agreement) exceed an amount, in the aggregate, equal to the amount of the Company Termination Fee plus any Enforcement Expenses (such aggregate amount, the “Company Liability Limitation”); (2) for any breaches of the applicable Confidentiality Agreement; or (3) pursuant to Section 8.3(a), as applicable. In no event will any of the Parent Related Parties seek or obtain, nor will they permit any of their Representatives or any other Person acting on their behalf to seek or obtain, any monetary recovery or award in excess of the Company Liability Limitation (except pursuant to the applicable Confidentiality Agreement or pursuant to Section 8.3(a), as applicable) against the Company Related Parties, and, other than pursuant to the applicable Confidentiality Agreement or pursuant to Section 8.3(a), as applicable, in no event will Parent or Merger Sub be entitled to seek or obtain any monetary damages of any kind, including consequential, special, indirect or punitive damages, in excess of the Company Liability Limitation against the Company Related Parties for, or with respect to, this Agreement or the Merger, the termination of this Agreement, the failure to consummate the Merger, or any claims or actions under applicable Law arising out of any such breach, termination or failure. For the avoidance of doubt, other than the obligations of the Company provided in this Agreement, no Company Related Party or any Person other than the Company will have any liability for monetary damages to any Parent Related Party or any other Person relating to or arising out of this Agreement or the Merger.

ARTICLE IX

GENERAL PROVISIONS

9.1 Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company, Parent and Merger Sub contained in this Agreement will terminate at the Effective Time, except that (a) the representations and warranties contained in Section 3.28 and Section 4.13 will not terminate, and (b) any covenants that by their terms survive the Effective Time will survive the Effective Time in accordance with their respective terms.

9.2 Notices.

(a) Addresses for Notice. All notices and other communications under this Agreement must be in writing and will be deemed to have been duly delivered and received using one or a combination of the following methods: (i) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; (iii) immediately upon delivery by hand; or (iv) on the date sent by email, provided that (A) the subject line of such email states that it is a notice delivered pursuant to Section 9.2 of this Agreement and (B) the sender of such email does not receive a written notification of delivery failure. In each case, the intended recipient is set forth below.

if to Parent, Merger Sub or the Surviving Corporation to:

Azurite Intermediate Holdings, Inc.

c/o Clearlake Capital Group, L.P.

233 Wilshire Blvd., Suite 800

Santa Monica, CA 90401

Attn:   Behdad Eghbali

   Fred Ebrahemi

Email: [redacted]

    [redacted]

with a copy (which will not constitute notice) to:

Sidley Austin LLP

1999 Avenue of the Stars, 17th Floor

Los Angeles, CA 90067

Attn:   Mehdi Khodadad

    Mark Castiglia

    Daniel Belke

Email: mkhodadad@sidley.com

mcastiglia@sidley.com

dbelke@sidley.com

and

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Attn:   Matthew J. Guercio

    Erin Kinney

Email: mguercio@willkie.com

    ekinney@willkie.com

if to the Company (prior to the Effective Time) to:

Alteryx, Inc.

17200 Laguna Canyon Road

Irvine, CA 92618

Attn: Christopher M. Lal

Email: [redacted]

with a copy (which will not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

Attn:   Raj S. Judge

   Martin W. Korman

   Douglas K. Schnell

   Remi P. Korenblit

   Jackie Hamilton

Email: rjudge@wsgr.com

   mkorman@wsgr.com

   dschnell@wsgr.com

   rkorenblit@wsgr.com

   jhamilton@wsgr.com

(b) Additional Procedures Related to Notices. Rejection or other refusal to accept, or the inability to deliver because of changed address or other details of which no notice is given, will be deemed to be receipt of any notice pursuant to this Section 9.2 as of the date of rejection, refusal or inability to deliver. Any notice received by the addressee on any Business Day after 9:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any Party may provide notice to the other Parties of a change in its address or any of the other details specified in or pursuant to this Section 9.2 through a notice given in accordance with this Section 9.2.

9.3 Amendment. Subject to applicable Law and the other provisions of this Agreement, this Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company (pursuant to authorized action by the Company Board (or a committee thereof)), except that if the Company has received the Requisite Stockholder Approval, then no amendment may be made to this Agreement that requires the approval of the Company Stockholders pursuant to the DGCL without receiving such approval. Notwithstanding anything to the contrary in this Agreement, the provisions specifically relating to the Debt Financing Sources set forth in Section 8.3, Section 9.5, Section 9.8, Section 9.12(b), Section 9.13, Section 9.16(b) and this Section 9.3 (and the defined terms used therein) may not be amended, modified or altered without the prior written consent of the Debt Financing Sources.

9.4 Extension; Waiver. At any time and from time to time prior to the Effective Time, any Party may, to the extent legally allowed and except as otherwise set forth in this Agreement, (a) extend the time for the performance of any of the covenants, obligations or other acts of the other Parties, as applicable; (b) waive any inaccuracies in the representations and warranties made to such Party in this Agreement; and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions for the benefit of such Party contained in this Agreement. Any agreement by a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right.

9.5 Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations under this Agreement without the prior written approval of the other Parties, except that Parent and Merger Sub will have the right to assign all or any portion of their respective rights and obligations pursuant to this Agreement from and after the Effective Time (a) in connection with a merger or consolidation involving Parent or Merger Sub or other disposition of all or substantially all of the assets of Parent, Merger Sub or the Surviving Corporation; (b) to any of their respective Affiliates; or (c) to any Debt Financing Source pursuant to the terms of the Debt Financing for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Debt Financing, it being understood that, in each case, such assignment will not (i) affect the obligations of the parties (including the Equity Financing Sources or the Debt Financing Sources) to the Equity Commitment Letters or Guarantors pursuant to the Guarantee; or (ii) impede or delay the consummation of the Merger or otherwise materially impede the rights of the holders of shares of Company Common Stock and Company Equity-Based Awards pursuant to this Agreement. Subject to the preceding sentence, this Agreement will be binding upon and will inure to the benefit of the Parties and their respective successors and permitted assigns. No assignment by any Party will relieve such Party of any of its obligations under this Agreement.

9.6 Confidentiality. Parent, Merger Sub and the Company acknowledge that Clearlake Capital Group, L.P., Insight Venture Partners, LLC, and the Company have previously executed the applicable Confidentiality Agreement, which will continue in full force and effect in accordance with its terms. Each of Parent, Merger Sub and their respective Representatives will hold and treat all documents and information concerning the Acquired Companies furnished or made available to Parent, Merger Sub or their respective Representatives in connection with the Merger or pursuant to this Agreement (including any information obtained pursuant to Section 6.6 or Section 6.8) in accordance with the Confidentiality Agreements. By executing this Agreement, each of Parent and Merger Sub agree to be bound by, and to cause their Representatives to be bound by, the terms and conditions of the Confidentiality Agreements as if they were the counterparty thereto.

9.7 Entire Agreement. This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to in this Agreement, including the Confidentiality Agreements, the Voting Agreement, the Company Disclosure Letter, the Guarantees and the Equity Commitment Letters, constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter of this Agreement. Notwithstanding anything to the contrary in this Agreement, each Confidentiality Agreement (as modified pursuant to Section 9.6) will (a) not be superseded; (b) survive any termination of this Agreement; and (c) continue in full force and effect until the earlier to occur of the (i) Effective Time and (ii) date on which such Confidentiality Agreement expires in accordance with its terms or is validly terminated.

9.8 Third-Party Beneficiaries. Except as set forth in Section 6.10 and this Section 9.8, the Parties agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties in accordance with and subject to the terms of this Agreement. This Agreement is not intended to, and will not, confer upon any other Person any rights or remedies under this Agreement, except (a) as set forth in or contemplated by Section 6.10 and this Section 9.8; (b) if a court of competent jurisdiction has declined to grant specific performance and has instead granted an award of damages, then, subject to the limitations in Section 8.3(e)(i), the Company may enforce such award and seek additional damages on behalf of the holders of shares of Company Common Stock and the holders of Company Equity-Based Awards (which Parent and Merger Sub (on behalf of themselves and the Parent Related Parties) acknowledge and agree may include, at the discretion of the applicable court, damages based on a decrease in share value or lost premium); (c) if Parent or Merger Sub wrongfully terminates or Willfully Breaches this Agreement, or if the Guarantors wrongfully terminate or Willfully Breach the Guarantees, then, subject to the limitations in Section 8.3(e)(i), following the termination of this Agreement, the Company may seek damages and other relief (including equitable relief) on behalf of the holders of shares of Company Common Stock and the holders of Company Equity-Based Awards (which Parent and Merger Sub (on behalf of themselves and the Parent Related Parties) acknowledge and agree may include, at the discretion of the applicable court, damages based on a decrease in share value or lost premium); and (d) from and after the Effective Time, the rights of the holders of shares of Company Common Stock and Company Equity-Based Awards to receive the merger consideration set forth in Article II. The rights granted pursuant to clause (b) and clause (c) of the second sentence of this Section 9.8 will only be enforceable on behalf of the holders of shares of Company Common Stock and the holders of Company Equity-Based Awards by the Company, in its sole and absolute discretion, as agent for such holders, and it is understood and agreed that any and all interests in such claims will attach to such shares of the Company Common Stock or Company Equity-Based Awards and subsequently transfer therewith and, consequently, any damages, settlements or other amounts recovered or received by the Company with respect to such claims (net of expenses incurred by the Company in connection therewith and subject to the limitations set forth in Section 8.3(e)(i)) may, in the Company’s sole and absolute discretion, be (A) distributed, in whole or in part, by the Company to such holders as of any date determined by the Company; or (B) retained by the Company for the use and benefit of the Company in any manner that the Company deems fit. The provisions of Section 9.3, Section 9.12(b), Section 9.13, Section 9.16(b) and this Section 9.8 will inure to the benefit of the Debt Financing Sources and their successors and assigns, each of whom is intended to be a third-party beneficiary thereof (it being understood and agreed that Section 9.3, Section 9.5, Section 9.12(b), Section 9.13, Section 9.16(b) and this Section 9.8 will be enforceable by the Debt Financing Sources and their respective successors and assigns). The provisions of Section 8.3(e) will inure to the benefit of the Company Related Parties and Parent Related Parties, each of whom is intended to be a third-party beneficiary thereof with full rights of enforcement.

9.9 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.10 Remedies.

(a) Remedies Cumulative. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred by this Agreement or by applicable Law on such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. Notwithstanding anything to the contrary in any Transaction Document or otherwise, although the Company may, subject in all respects to Section 8.2, Section 8.3, Section 9.16 and this Section 9.10 (and, in each case, to the limitations set forth herein or therein), pursue both (i) a grant of specific performance or other equitable relief to cause the Equity Financing to be funded (whether under this Agreement or the Equity Commitment Letters) and the occurrence of the Closing, and (ii) payment of monetary damages pursuant to Section 8.2(b) (subject to the Parent Liability Limitation) under no circumstances will the Company, directly or indirectly, be permitted or entitled to receive both a grant of specific performance or other equitable relief to cause the Equity Financing to be funded (whether under this Agreement or the Equity Commitment Letters) and the occurrence of the Closing, on the one hand, and payment of any monetary damages (including any monetary damages in lieu of specific performance) pursuant to Section 8.2(b) and payment of the Reimbursement Obligations, subject to the Parent Liability Limitation, on the other hand. Unless this Agreement is terminated by the Company in accordance with its terms, Parent may, at Parent’s election, settle, discharge, preclude, obviate and resolve any Legal Proceeding resulting from, relating to or arising out of the termination of the failure of Parent to consummate the Merger when required to do so pursuant to the terms of this Agreement (including any claim or Legal Proceeding with respect to the payment of money damages) by consummating the Merger in accordance with the terms of this Agreement.

(b) Specific Performance.

(i) Irreparable Damage. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this Agreement (including any Party failing to take such actions that are required of it by this Agreement in order to consummate the Merger) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (A) the Parties will be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms of this Agreement (including specific performance or other equitable relief to cause Parent to perform any obligations required of it and to enforce its rights under the Equity Commitment Letters (or to directly enforce the obligation to fund the Equity Financing in accordance with, and pursuant to the terms and conditions of, the Equity Commitment Letters)) and to cause Parent and Merger Sub to consummate the Merger in accordance with, and pursuant to the terms and conditions of, this Agreement (including Section 9.10(b)(ii)); (B) the provisions of Section 8.2(b) and Section 8.3, including the availability of monetary damages are not intended to and do not adequately compensate the Company, on the one hand, or Parent and Merger Sub, on the other hand, for the harm that would result from a breach of this Agreement, and will not be construed to diminish or otherwise impair in any respect any Party’s right to such injunction, specific performance and other equitable relief; and (C) the right of specific enforcement is an integral part of the Merger and without that right, none of the Company, Parent or Merger Sub would have entered into this Agreement.

(ii) Specific Performance in Respect of the Financing. Parent acknowledges and agrees that it has an obligation under this Agreement to cause the Equity Financing to be funded, including by exercising its rights under the Equity Commitment Letters, and the Company shall have the right to obtain an injunction, specific performance or other equitable relief to enforce such obligation of Parent (whether under this Agreement or the Equity Commitment Letters), the obligation of the Equity Financing Sources to fund the Equity Financing directly under the Equity Commitment Letters and the obligation of Parent to consummate the Merger, on the terms and subject to the conditions set forth in this Agreement and the Equity Commitment Letters.

(iii) No Objections; Cooperation. The Parties agree not to raise any objections to (A) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by the Company, on the one hand, or Parent and Merger Sub, on the other hand; and (B) the specific performance of the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of the Parties pursuant to this Agreement. Any Party seeking an injunction or injunctions to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions of this Agreement will not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security. Each Party agrees that it will use its reasonable best efforts to cooperate with the other Parties in seeking and agreeing to an expedited schedule in any litigation seeking an injunction or order of specific performance to attempt to fully resolve any dispute between the Parties prior to the Termination Date.

9.11 Governing Law. This Agreement is governed by and construed in accordance with the Laws of the State of Delaware.

9.12 Consent to Jurisdiction.

(a) General Jurisdiction. Each of the Parties (i) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any Legal Proceeding relating to the Merger and the Guarantee, for and on behalf of itself or any of its properties or assets, in accordance with Section 9.2 or in such other manner as may be permitted by applicable Law, but nothing in this Section 9.12 will affect the right of any Party to serve legal process in any other manner permitted by applicable Law; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets in any Legal Proceeding to the exclusive general jurisdiction of the Chosen Courts in the event that any dispute or controversy arises out of this Agreement, the Guarantees or the Merger; (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any Chosen Court; (iv) agrees that any Legal Proceeding arising in connection with this Agreement, the Guarantees or the Merger will be brought, tried and determined only in the Chosen Courts; (v) waives any objection that it may now or hereafter have to the venue of any such Legal Proceeding in the Chosen Courts or that such Legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (vi) agrees that it will not bring any Legal Proceeding relating to this Agreement, the Guarantees or the Merger in any court other than the Chosen Courts. Each of Parent, Merger Sub and the Company agrees that a final judgment in any Legal Proceeding in the Chosen Courts will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(b) Jurisdiction for Debt Financing Sources. Notwithstanding anything in this Agreement to the contrary, each of the Parties acknowledges and irrevocably agrees (i) that any Legal Proceeding, whether at law or in equity, whether in contract or in tort or otherwise, brought against the Debt Financing Sources arising out of, or relating to, the Merger, the Debt Financing, or the performance of services thereunder, will be subject to the exclusive jurisdiction of any state or federal court sitting in the State of New York in the borough of Manhattan and any appellate court thereof, and each Party submits for itself and its property with respect to any such Legal Proceeding to the exclusive jurisdiction of such court; (ii) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such Legal Proceeding in any other court; (iii) that service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in the definitive financing agreement will be effective service of process against them for any such Legal Proceeding brought in any such court; (iv) to waive and waives, to the fullest extent permitted by applicable Law, any objection that it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Legal Proceeding in any such court; and (v) any such Legal Proceeding will be governed and construed in accordance with the Laws of the State of New York. Notwithstanding anything to the contrary in this Agreement, (A) the interpretation of the definition of Company Material Adverse Effect and whether or not a Company Material Adverse Effect has occurred; (B) the determination of the accuracy of any representations and warranties of the Company set forth in this Agreement and the performance by the Company of its covenants in this Agreement, and the satisfaction of any conditions to the obligation of any Party to consummate the Merger as a result thereof; and (C) the determination of whether the Merger has been consummated in accordance with the terms of this Agreement will, in each case, be governed and construed in accordance with the Laws of the State of Delaware.

9.13 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR

OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER, THE GUARANTEE, THE EQUITY COMMITMENT LETTERS OR THE EQUITY FINANCING (INCLUDING ANY SUCH LEGAL PROCEEDING INVOLVING OR AGAINST THE EQUITY FINANCING SOURCES). EACH PARTY ACKNOWLEDGES AND AGREES THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (b) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (c) IT MAKES THIS WAIVER VOLUNTARILY; AND (d) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.13.

9.14 Counterparts. This Agreement and any amendments to this Agreement may be executed in one or more textually identical counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail or through an electronic signature service (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version delivered in person. No Party may raise the use of Electronic Delivery to deliver a signature, or the fact that any signature, agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense.

9.15 No Limitation. It is the intention of the Parties that, to the extent possible, unless provisions are mutually exclusive and effect cannot be given to both or all such provisions, (a) the representations, warranties, covenants and closing conditions in this Agreement will be construed to be cumulative; (b) each representation, warranty, covenant and closing condition in this Agreement will be given full, separate and independent effect; and (c) nothing set forth in any provision in this Agreement will (except to the extent expressly stated) in any way be deemed to limit the scope, applicability or effect of any other provision of this Agreement.

9.16 Non-recourse.

(a) In Respect of Parties. Each Party agrees, on behalf of itself and its Related Parties, that all Legal Proceedings (whether in contract or in tort, in law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to: (i) this Agreement, any of the Transaction Documents or the Merger (including the Equity Financing); (ii) the negotiation, execution or performance of this Agreement or any of the Transaction Documents (including any representation or warranty made in connection with, or as an inducement to, this Agreement or any of the Transaction Documents); (iii) any breach or violation of this Agreement or any of the Transaction

Documents; or (iv) any failure of the Merger to be consummated, in each case, may be made only (A) against (and are those solely of) the Persons that are, in the case of this Agreement, expressly identified as parties to this Agreement, and in the case of the Transaction Documents, Persons expressly identified as parties to such Transaction Documents, and any of their respective successors and assigns in accordance with the terms hereof or thereof; and (B) in accordance with, and subject to the terms and conditions of, this Agreement or such Transaction Documents, as applicable. Notwithstanding anything in this Agreement or any of the Transaction Documents to the contrary, each Party agrees, on behalf of itself and its Related Parties, that no recourse under this Agreement or any of the Transaction Documents or in connection with the Merger will be sought or had against any other Person, including any Related Party, and no other Person, including any Related Party, will have any liabilities or obligations (whether in contract or in tort, in law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) for any claims, causes of action, obligations or liabilities arising under, out of, in connection with or related in any manner to the items in the clauses (i) through (iv), it being acknowledged and agreed that no personal liability or losses whatsoever will attach to, be imposed on or otherwise be incurred by any of the aforementioned, as such, arising under, out of, in connection with or related in any manner to the items in the clauses (i) through (iv), in each case, except for claims that the Company, Parent or Merger Sub, as applicable, may assert (subject, with respect to the following clauses (ii) and (iii), in all respects to the limitations set forth in Section 8.2(b), Section 8.3(e), Section 9.10(b) and this Section 9.16): (i) against any Person that is party to, and solely pursuant to the terms and conditions of, the Confidentiality Agreements; (ii) against Guarantors in accordance with, and pursuant to the terms and conditions of, the Guarantee; (iii) against the parties to the Equity Commitment Letters in accordance with, and pursuant to the terms and conditions of, the Equity Commitment Letters; (iv) against any Person that is a party to, and solely pursuant to the terms and conditions of, the Voting Agreement; or (v) against the Company, Parent and Merger Sub solely in accordance with, and pursuant to the terms and conditions of, this Agreement.

(b) In Respect of Debt Financing Sources. The Company (on behalf of itself and its Affiliates) (in each case except as provided pursuant to any the definitive documentation with respect to the Debt Financing) (i) to the extent permitted by applicable Law, waives any claims or rights against the Debt Financing Sources (A) in any way relating to this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby, (B) in respect of any representations (written or oral) made or alleged to have been made in connection herewith or therewith or (C) otherwise relating to any dispute arising out of or relating in any way to the Debt Financing, whether at law, in equity, in contract, in tort or otherwise; and (ii) agrees not to bring any Legal Proceeding against any Debt Financing Source in connection with this Agreement, the Debt Financing and the transactions contemplated hereby and thereby, whether at law or in equity and whether in tort, contract or otherwise. In furtherance and not in limitation of the foregoing waivers and agreements, except as provided pursuant to any the definitive documentation with respect to the Debt Financing, it is acknowledged and agreed that no Debt Financing Source shall have any liability for any claims or damages to the Company in connection with this Agreement, the Debt Financing and the transactions contemplated hereby and thereby. Notwithstanding the foregoing, nothing in this Section 9.16 shall in any way limit or modify the rights and obligations of Parent under this Agreement or the Equity Commitment Letters or any Debt Financing Source’s obligations to Parent and the Company in respect of the Debt Financing.

[Signature page follows.]

The Parties are signing this Agreement on the date stated in the introductory clause.

AZURITE INTERMEDIATE HOLDINGS, INC.

By:	/s/ Behdad Eghbali
Name: Behdad Eghbali
Title: President

AZURITE MERGER SUB, INC.

By:	/s/ Behdad Eghbali
Name: Behdad Eghbali
Title: President

ALTERYX, INC.

By:	/s/ Mark Anderson
Name: Mark Anderson
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Guarantors

1.	Clearlake Capital Partners VII, L.P.

2.	Clearlake Capital Partners VII (USTE), L.P.

3.	Clearlake Capital Partners VII (Offshore), L.P.

4.	Insight Partners XII, L.P.

5.	Insight Partners XII (Co-Investors), L.P.

6.	Insight Partners XII (Co-Investors) (B), L.P.

7.	Insight Partners (Cayman) XII, L.P.

8.	Insight Partners (Delaware) XII, L.P.

9.	Insight Partners (EU) XII, S.C.Sp.